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News Corporation

Annual Report **2011**


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AS PRINTED ON FRIDAY, MARCH 10, 2011

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- The Dow rose 83.93 points, or 0.7%, to 11858.52 on Friday, helped by a raft of dividend increases by major companies. The rise capped a volatile week in which the blue-chip index slid 1.5%. »
- The yen stabilized after a push by the world's major central banks to counter the Japanese currency's recent spike, which saw it hit an all-time high two days earlier. »
- Bank shareholders are poised to see at least $8.7 billion in new dividend payouts after the Federal Reserve notified some financial institutions that they passed a new round of "stress tests." »
- U.S regulators accused IBM of a campaign of bribery in Asia. The technology giant agreed to pay $10 million to settle the changes. »
- A former Goldman Sachs programmer was sentenced to eighty years in prison »

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ISHINOMAKI, Japan—Katsutaro Takahashi, 71, has been staying in a shelter at Katsuma Grade School since

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Rupert Murdoch
Chairman and
Chief Executive Officer
News Corporation

A Letter from Rupert Murdoch

Dear Fellow Stockholders:

I have always said that the News Corporation ethos is to see opportunity where others see only challenge. In 2011, we proved these are not just words. In the teeth of a world economy struggling with uncertainty, our Company has had a very good year.

In 2011, our revenues rose two percent to $33.4 billion, while adjusted operating income increased 12 percent to $4.98 billion. We are generating strong cash flow; we have the most robust balance sheet in our history; and we are successfully executing our strategy to expand our wildly popular content into even more countries and onto more platforms.

Here are just a few of our major initiatives:

- We successfully negotiated important carriage renewals that include critical retransmission consent agreements with significant players. These agreements are a critical step toward securing fair market value for our top-rated, free-to-air network – Fox Broadcasting Company – as well as for our ever-growing stable of cable channels. At the same time, we increased our ownership in Sky Deutschland – Germany's premiere pay-TV platform – and saw substantial progress across all of its metrics last year.
- We grew our total newspaper circulations in the U.S. and U.K. markets by increasing our digital subscriptions, even as the number of print subscribers declined. At *The Wall Street Journal* – America's number one daily, and arguably the best newspaper in the English language – print and digital circulation has risen in every quarter since we acquired Dow Jones in 2007. A good chunk of this growth comes from the increasing number of people who now subscribe to their favorite paper digitally via their iPads or Android tablets – more than 200,000 at last count. Yet even as we are now trying to do the same for our British and Australian publications, we are not content simply to migrate existing publications. To the contrary, at a time when other media companies are retrenching, we launched

a totally new publication called *The Daily* that takes full advantage of the unique digital capabilities of the tablet. We believe the market for these products will only expand as tablets, like mobile phones before them, become inexpensive and ubiquitous.

- We continued to expand our digital publication of books. Today, e-books represent approximately 25 percent of U.S. general book revenues when both formats are available, and HarperCollins is well situated to expand its extensive library onto these new platforms.
- We launched a major new initiative that we believe will help change the future of education. In almost every area of modern life, digital advances have improved productivity. Not education. That's changing, and we've brought in the former chancellor of the New York City schools, Joel Klein, to help us tap into what we see as a $500-billion market in the U.S. alone. Our goal is clear: to become the leader in advanced digital solutions for the K-12 market, delivering highly engaging, content-rich interactive products that will allow teachers and schools to measure and improve student achievement, while alleviating one of the biggest constraints of our existing school systems – the unsustainable escalation in labor costs. We entered this market with the acquisition of Wireless Generation, an entrepreneurial company specializing in individualized, technology-based learning. And we believe we are poised to revolutionize public education for a whole new generation of students.
- We also extended our large and varied content creation activities with the acquisition of Shine Limited. In Shine, we have not only bought a strong business, we have also brought into our Company a creative team with an outstanding track record of hit shows and new formats. In a rapidly consolidating global television industry, Shine will be a key part of our expansion strategy.
- Finally, we disposed of certain non-strategic or underperforming assets, including Fox Mobile, Myspace, and News Outdoor in Russia.

The News Corporation ethos is to see opportunity where others see only challenge... In 2011, we proved these are not just words.

Every step we have taken has been guided by a strategy designed to build on our greatest strength: the creation and distribution of the world's most sought-after news, sports and entertainment. At our heart, we are a content company. Maintaining our lead in content is the key to our continued high growth. To that end, we are continually evaluating our operating and capital strategies.

Fast Growing Cable Channels

Nowhere is our strength in content more apparent than at the businesses that represent our most important growth driver, as well as our fastest growing segment: our **Cable Network Programming.**

Revenues at the cable network programming segment were up by 14 percent last year, with operating income up 22 percent. This segment airs some of the world's most intriguing content, and it accounts for more than half of the Company's total adjusted segment operating income based on continued growth in affiliate and advertising revenues.

A Letter from Rupert Murdoch

Every step we have taken has been guided by a strategy designed to build on our greatest strength: the creation and distribution of the world's most sought-after news, sports and entertainment.

These numbers are impressive, and I am proud of them. I'm even more proud of the people behind the figures. News Corporation leads because we attract and retain experienced and talented people who have proven themselves exceptionally prescient in determining consumer tastes and expectations.

At FOX News, for example, Roger Ailes and his team have built television's undisputed news leader – not just in cable network news, but in all television news. Later this calendar year, FOX News will celebrate its fifteenth anniversary, and I couldn't be more pleased with its success. Over at the FOX Business Network our ratings are improving – and at certain times of the day we're head to head with CNBC, and sometimes beating them. In these tough economic times more and more people on Main Street look to Fox Business for guidance, and with more distribution we will continue to grow our ratings.

Our FX cable channel also showed impressive strength and is on track to deliver its most-watched calendar year in its history, with viewer growth in key demographics far surpassing its general entertainment competitors. Our Fox Sports Networks, Fox Soccer and the Big Ten Network have all become leaders in their fields. Fox Deportes was the number one-rated Spanish cable sports network in prime time.

Across the globe, our Fox International Channels (FIC) operate in 41 languages in 144 countries, mostly under the Fox and National Geographic brands, which are growing apace. In fact, FIC surpassed one billion viewing subscribers at the end of the fiscal year. Already FIC is registering growth rates that equal or exceed those in the U.S. particularly in markets such as Latin America and Asia. What all these places have in common is a burgeoning consumer class hungry for the quality products we deliver.

One such area where we have quality assets in a market with very attractive growth prospects is India. STAR India is now that nation's leading pay-TV platform in both viewer numbers and advertising revenue share – in Hindi and non-Hindi markets alike. The talented men and women at STAR India have taken great steps to unlock subscription value in that vast and diverse region. They illustrate just one of the many ways News Corporation brings unique, competitive strengths to drive growth.

Strong Television Performance

Turning to our **Television** segment, profits tripled. Fox Broadcasting Company benefited not only from improving advertising trends overall, but also from a carefully selected slate of immensely popular shows, as well as world-class sports and event programming like the newly reinvigorated *American Idol,* which saw 5 percent viewership increases.

FOX Sports remained number one for the fourteenth consecutive year. In February, we made history when the *Super Bowl on FOX* became the most-watched U.S. television program ever, with an average audience of 111 million viewers.

We have a strong relationship with the NFL, and our television ratings in general have been incredible, with viewership up 5 percent over last year.

Simply put, there is no better place to draw an enormous audience than broadcast television. Sporting events in particular deliver the mass audience that advertisers crave, with a very predictable and desirable demographic. These events are also relatively DVR-proof and will remain a critical driver of our growth.

Leading Franchise in Filmed Entertainment

Sometimes, our biggest competition is ourselves. Our Filmed Entertainment segment, for example, experienced a difficult comparison to the prior year's groundbreaking blockbuster, *Avatar*, and the very popular *Ice Age: Dawn of the Dinosaurs*. As a result, earnings were down 31 percent year over year. Even so, the animated *Rio* has generated more than $475 million in worldwide box office. And the summer got off to an impressive start with *X-Men: First Class*, which achieved $350 million in worldwide box office. As I write this letter, *Rise of the Planet of the Apes* is off to a strong start with worldwide grosses topping $250 million. We are confident in our slate of upcoming films. Looking out at the longer term, we believe this segment will see more opportunity to profit not only from growth in international markets, but also from the roll-out of new electronic distribution technologies everywhere.

One of the brightest spots in this segment was our television production business. Here we outperformed our expectations – led by results from hit shows such as *Glee* on FOX and *Modern Family* – and burnished our reputation as an industry leader.

We are also excited by the opportunities Netflix and other emerging platforms are creating for new and incremental sources of revenue for library rights to our shows. We incessantly monitor this changing landscape to ensure the windowing of our products aligns with the needs of both our consumer and business partners, and to protect the value of our series. We remain confident about our current approach.

News Corporation leads because we attract and retain experienced and talented people who have proven themselves exceptionally prescient in determining consumer tastes and expectations.

Growth on Pay-TV Platforms

At our **Direct Broadcast Satellite Television** segment, satellite pay-TV platforms continued to focus on growth as they strengthened their competitive positions. At Sky Italia, these efforts are paying off: last year the number of subscribers increased by 230,000 – and we expect the total number of Sky Italia subscribers will very soon pass the five million mark, an important milestone.

In Germany, our investment, Sky Deutschland, also showed steady and substantial improvements across key metrics like subscriptions and churn rate. And our joint venture, Tata Sky, which operates in the highly competitive Indian market, has increased its subscriber base to record levels. Each is now in its strongest competitive position ever. We are proud of our performance. By renewing our focus on technology, content and service, we believe we have positioned this segment for strong, continued growth.

A Letter from Rupert Murdoch

Our most fundamental belief is that the combination of free speech and free markets is the most effective guarantee of a free society.

Headwinds in Publishing

Looking at our **Publishing** segment, we experienced significant momentum in the first half of last year. However, a softening ad market at our U.K. and Australian newspapers, as well as challenges to News America Marketing in the U.S., offset many of those early gains. Clearly we have some hurdles, but the geographic mix of the business and its growth prospects remain highly attractive.

The Wall Street Journal is a good example of what we can do. Earlier I mentioned that our expansion onto digital platforms has helped boost circulation. That has translated into revenue: in 2011, print and digital circulation revenues were up 12 percent over the year before, while our print and digital advertising revenues were up 11 percent.

Positioning for Improvement in Digital

Finally, in our **Other** segment, we experienced a difficult year. The disposition of Myspace was a necessary adjustment to new realities. When we bought Myspace, our digital strategy centered on acquiring standalone properties. Going forward, our focus is on extending our core businesses and popular brands over emerging digital platforms, including tablets and smart phones, along with expanding services such as iTunes and Netflix. At the same time, we are zeroing in on rights clearances to ensure that we can better profit from our overall monetization from these trends.

I believe the opportunities digital has put before us are virtually boundless. Yes, they pose some obvious challenges. We have, however, learned a great deal from our hands-on experience these last few years. Going forward, we will capitalize on taking what we do best – telling stories, entertaining people around the globe and bringing the best news and information to consumers across a broad spectrum – and extending this content to new platforms, all while developing new business models to support these new consumer experiences.

Issues Surrounding *News of the World*

As has been widely publicized, our Company has received a major black eye from the phone hacking scandal at our *News of the World* newspaper in the U.K. As I said at a Parliamentary hearing, this episode has been the most humbling of my career.

Let me be clear: the behavior carried out by some employees of *News of the World* is unacceptable and does not represent who we are as a Company. It went against everything that I stand for. That behavior betrayed not only our readers, but also the many thousands of magnificent professionals in every one of our other divisions around the world. It was a painful decision to shut down the *News of the World*, but it was the right thing to do.

As I write this letter, our Board of Directors and senior management are acting decisively to get to the bottom of what happened. I have asked Joel Klein, who formerly served in the U.S. Justice Department, to lead our efforts in this matter. He reports to independent director Viet Dinh, who in turn is having regular meetings with all the other independent directors. The Board of Directors and the Company have retained independent counsel, and we are cooperating with the relevant authorities in both the U.K. and the U.S. In sum, we have taken decisive actions to hold people accountable – and we will do whatever is necessary to prevent something like this from ever occurring again. We will put things right.

News Corporation Has a Great Future

Notwithstanding the difficult chapter represented by *News of the World*, I wish to reiterate my enthusiasm for where News Corporation is today and where we are going. I realize the current flavor of the day is economic pessimism, and it is clear that Europe in particular is in the midst of a period of extreme volatility. However, I am optimistic about the future because I believe that News Corporation – the most global of media companies with the most compelling content – will continue to shape it. We are better positioned financially and operationally than we have ever been. Our culture is, and always has been, entrepreneurial. As we proved this past year, News Corporation is not the kind of company – and we are not the kind of people – to fear a changing market.

Across the world, our 51,000 employees are working every day to discover new and profitable ways to create and deliver our content for the benefit of our stockholders and global viewers and readers. That means looking for – and delivering – the inventive solution where others simply throw up their hands in despair. Every day some new technology up-ends somebody's old established business model. Our people recognize that as an opportunity.

I could not be more impressed with the caliber of our colleagues or their performance this past year. I congratulate them on their efforts. I continue to count on them to turn opportunity into profit ... to keep our Company a leader in every area where we compete ... and at all times to be guided by our most fundamental belief that the combination of free speech and free markets is the most effective guarantee of a free society.

Sincerely,

Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation

Selected Financial Data

The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" and the other financial information included elsewhere herein.

For the years ended June 30,	2011[1]	2010[1]	2009[1]	2008[2]	2007[3]
	(in millions, except per share data)				
Statement of Operations Data:					
Revenues	$ 33,405	$ 32,778	$ 30,423	$ 32,996	$ 28,655
Income (loss) from continuing operations attributable to News Corporation stockholders	2,993	2,539	(3,378)	5,387	3,426
Net income (loss) attributable to News Corporation stockholders	2,739	2,539	(3,378)	5,387	3,426
Basic income (loss) from continuing operations attributable to News Corporation stockholders per share:[4]	$ 1.14	$ 0.97	$ (1.29)	$ 1.82	
Class A					$ 1.14
Class B					$ 0.95
Diluted income (loss) from continuing operations attributable to News Corporation stockholders per share:[4]	$ 1.14	$ 0.97	$ (1.29)	$ 1.81	
Class A					$ 1.14
Class B					$ 0.95
Basic income (loss) attributable to News Corporation stockholders per share:[4]	$ 1.04	$ 0.97	$ (1.29)	$ 1.82	
Class A					$ 1.14
Class B					$ 0.95
Diluted income (loss) attributable to News Corporation stockholders per share:[4]	$ 1.04	$ 0.97	$ (1.29)	$ 1.81	
Class A					$ 1.14
Class B					$ 0.95
Cash dividend per share:[4][5]	$ 0.150	$ 0.135	$ 0.120		
Class A				$ 0.120	$ 0.120
Class B				$ 0.110	$ 0.100

As of June 30,	2011	2010	2009	2008	2007
	(in millions)				
Balance Sheet Data:					
Cash and cash equivalents	$ 12,680	$ 8,709	$ 6,540	$ 4,662	$ 7,654
Total assets	61,980	54,384	53,121	62,308	62,343
Borrowings	15,495	13,320	14,289	13,511	12,502

(1) See Notes 2, 3, 4, 6 and 9 to the Consolidated Financial Statements of News Corporation for information with respect to significant acquisitions, disposals, changes in accounting, impairment charges, restructuring charges and other transactions during fiscal 2011, 2010 and 2009.

(2) Fiscal 2008 results included the Company's acquisition of Dow Jones for consideration of approximately $5.7 billion. The consideration consisted of approximately $5.2 billion in cash, assumed net debt of $330 million and $200 million in equity instruments. In addition, fiscal 2008 results included the share exchange agreement with Liberty Media Corporation ("Liberty"). Liberty exchanged its entire interest in the Company's common stock in exchange for the Company's entire interest in The DIRECTV Group, Inc. ("DIRECTV"), three of the Company's Regional Sports Networks and approximately $625 million cash resulting in a tax-free gain of approximately $1.7 billion.

(3) Fiscal 2007 results included the disposal of the Company's investment in SKY Brasil to DIRECTV resulting in a total pretax gain of $426 million of which $261 million was recognized in fiscal 2007. The remaining $165 million was realized when the Company's interest in DIRECTV was disposed of in fiscal 2008.

(4) Shares of the Class A Common Stock carried rights to a greater dividend than shares of the Class B Common Stock through fiscal 2007. As such, for the periods through fiscal 2007, net income available to the Company's stockholders was allocated between shares of Class A Common Stock and Class B Common Stock. The allocation between these classes of common stock was based upon the two-class method. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock ceased to carry any rights to a greater dividend than shares of Class B Common Stock.

(5) The Company's Board of Directors (the "Board") currently declares an interim and final dividend each fiscal year. The final dividend is determined by the Board subsequent to the fiscal year end. The total dividend declared related to fiscal 2011 results was $0.17 per share of Class A Common Stock and Class B Common Stock. The total dividend declared related to fiscal 2010 results was $0.15 per share of Class A Common Stock and Class B Common Stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This document contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, trends affecting the Company's financial condition or results of operations. The readers of this document are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. More information regarding these risks, uncertainties and other factors is set forth under the heading "Risk Factors" in Item 1A of the Annual Report on Form 10-K. The Company does not ordinarily make projections of its future operating results and undertakes no obligation (and expressly disclaims any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review this document and the other documents filed by the Company with the Securities and Exchange Commission (the "SEC"). This section should be read together with the audited Consolidated Financial Statements of News Corporation and related notes set forth elsewhere in this Annual Report.

Introduction

Management's discussion and analysis of financial condition and results of operations is intended to help provide an understanding of News Corporation and its subsidiaries' (together "News Corporation" or the "Company") financial condition, changes in financial condition and results of operations. This discussion is organized as follows:

- *Overview of the Company's Business*–This section provides a general description of the Company's businesses, as well as developments that occurred either during fiscal 2011 or early fiscal 2012 that the Company believes are important in understanding its results of operations and financial condition or to disclose known trends.
- *Results of Operations*–This section provides an analysis of the Company's results of operations for the three fiscal years ended June 30, 2011. This analysis is presented on both a consolidated and a segment basis. In addition, a brief description is provided of significant transactions and events that impact the comparability of the results being analyzed.
- *Liquidity and Capital Resources*–This section provides an analysis of the Company's cash flows for the three fiscal years ended June 30, 2011, as well as a discussion of the Company's outstanding debt and commitments, both firm and contingent, that existed as of June 30, 2011. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to fund the Company's future commitments and obligations, as well as a discussion of other financing arrangements.
- *Critical Accounting Policies*–This section discusses accounting policies considered important to the Company's financial condition and results of operations, and which require significant judgment and estimates on the part of management in application. In addition, Note 2 to the accompanying Consolidated Financial Statements of News Corporation summarizes the Company's significant accounting policies, including the critical accounting policy discussion found in this section.

Overview of the Company's Business

The Company regularly reviews its segment reporting and classification. In the first quarter of fiscal 2011, the Company aggregated the previously reported Book Publishing segment, Integrated Marketing Services segment and the Newspapers and Information Services segment to report a new Publishing segment because of changes in how the Company manages and evaluates these businesses as a result of evolving industry trends. The Company has revised its segment information for prior fiscal years to conform to the fiscal 2011 presentation.

The Company is a diversified global media company, which manages and reports its businesses in the following six segments:

- *Cable Network Programming*, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators primarily in the United States, Latin America, Europe and Asia.
- *Filmed Entertainment*, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production and licensing of television programming worldwide.
- *Television*, which principally consists of the broadcasting of network programming in the United States and the operation of 27 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 17 are affiliated with the FOX Broadcasting Company ("FOX") and ten are affiliated with Master Distribution Service, Inc. ("MyNetworkTV")).
- *Direct Broadcast Satellite Television*, which consists of the distribution of basic and premium programming services via satellite and broadband directly to subscribers in Italy.
- *Publishing*, which principally consists of the Company's newspapers and information services, book publishing and integrated marketing services businesses. The newspapers and information services business principally consists of the publication of national newspapers in the United Kingdom, the publication of approximately 146 newspapers in Australia, the publication of a metropolitan newspaper and a national newspaper (with international editions) in the United States and the provision of information services. The book publishing business consists of the publication of English language books throughout the world and the integrated marketing services business consists of the publication of free-standing inserts and the provision of in-store marketing products and services in the United States and Canada.
- *Other*, which principally consists of the Company's digital media properties, Wireless Generation, the Company's education technology business, and News Outdoor, an advertising business which offers display advertising in outdoor locations primarily throughout Russia and Eastern Europe.

Television and Cable Network Programming

The Company's television operations primarily consist of FOX, MyNetworkTV and the 27 television stations owned by the Company.

The television operations derive revenues primarily from the sale of advertising and to a lesser extent retransmission compensation. Adverse changes in general market conditions for advertising may affect revenues. The U.S. television broadcast environment is highly competitive and the primary methods of competition are the development and acquisition of popular programming. Program success is measured by ratings, which are an indication of market acceptance, with the top rated programs commanding the highest advertising prices. FOX is a broadcast network and MyNetworkTV is a programming distribution service, airing original and off-network programming. FOX and MyNetworkTV compete with broadcast networks, such as ABC, CBS, NBC and The CW, independent television stations, cable and DBS program services, as well as other media, including DVDs, Blu-rays, video games, print and the Internet for audiences, programming and, in the case of FOX, advertising revenues. In addition, FOX and MyNetworkTV compete with the other broadcast networks and other programming distribution services to secure affiliations with independently owned television stations in markets across the country.

Retransmission consent rules provide a mechanism for the television stations owned by the Company to seek and obtain payment from multi-channel video programming distributors who carry broadcasters' signals. Retransmission compensation consists of per subscriber-based compensatory fees paid to the Company from cable and satellite distribution systems as well as a portion of the retransmission revenue the affiliates generate for their retransmission of FOX and MyNetworkTV.

The television stations owned by the Company compete for programming, audiences and advertising revenues with other television stations and cable networks in their respective coverage areas and, in some cases, with respect to programming, with other station groups, and in the case of advertising revenues, with other local and national media. The competitive position of the television stations owned by the Company is largely influenced by the quality and strength of FOX and MyNetworkTV programming, and, in particular, the prime-time viewership of the respective network.

The Company's U.S. cable network operations primarily consist of the Fox News Channel ("FOX News"), the FX Network ("FX"), Regional Sports Networks ("RSNs"), the National Geographic Channels, SPEED and the Big Ten Network. The Company's international cable networks consist of the Fox International Channels ("FIC") and STAR. FIC produces and distributes entertainment, factual, sports, and movie channels through television channels in Europe, Africa, Asia and Latin America using several brands, including Fox, Fox Crime, Fox Life and National Geographic Channel. STAR's owned and affiliated channels are distributed in the following countries and regions: India; Greater China; Indonesia; the rest of South East Asia; Pakistan; the Middle East and Africa; the United Kingdom and Europe; and North America.

Generally, the Company's cable networks, which target various demographics, derive a majority of their revenues from monthly affiliate fees received from cable television systems and direct broadcast satellite operators based on the number of their subscribers. Affiliate fee revenues are net of the amortization of cable distribution investments (capitalized fees paid to a cable operator or direct broadcast satellite operator to facilitate the launch of a cable network). The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period. Cable television and direct broadcast satellite are currently the predominant means of distribution of the Company's program services in the United States. Internationally, distribution technology varies region by region.

The Company's cable networks compete for carriage on cable television systems, direct broadcast satellite systems and other distribution systems with other program services. A primary focus of competition is for distribution of the Company's cable network channels that are not already distributed by particular cable television or direct broadcast satellite systems. For such program services, distributors make decisions on the use of bandwidth based on various considerations, including amounts paid by programmers for launches, subscription fees payable by distributors and appeal to the distributors' subscribers.

The most significant operating expenses of the Television segment and the Cable Network Programming segment are the acquisition and production expenses related to programming and the expenses related to operating the technical facilities of the broadcaster or cable network. Other expenses include promotional expenses related to improving the market visibility and awareness of the broadcaster or cable network and its programming. Additional expenses include sales commissions paid to the in-house advertising sales force, as well as salaries, employee benefits, rent and other routine overhead expenses.

The Company has several multi-year sports rights agreements, including contracts with the National Football League ("NFL") through fiscal 2014, contracts with the National Association of Stock Car Auto Racing ("NASCAR") for certain races and exclusive rights for certain ancillary content through calendar year 2014 and a contract with Major League Baseball ("MLB") through calendar year 2013. These contracts provide the Company with the broadcast rights to certain U.S. national sporting events during their respective terms. The costs of these sports contracts are charged to expense based on the ratio of each period's operating profit to estimated total operating profit for the remaining term of the contract.

The profitability of these long-term U.S. national sports contracts is based on the Company's best estimates at June 30, 2011 of attributable revenues and costs; such estimates may change in the future and such changes may be significant. Should revenues decline from estimates applied at June 30, 2011, additional amortization of rights may be recorded. Should revenues improve as compared to estimated revenues, the Company may have an improved operating profit related to the contract, which may be recognized over the remaining contract term.

While the Company seeks to ensure compliance with federal indecency laws and related Federal Communications Commission ("FCC") regulations, the definition of "indecency" is subject to interpretation and there can be no assurance that the Company will not broadcast programming that is ultimately determined by the FCC to violate the prohibition against indecency. Such programming could subject the Company to regulatory review or investigation, fines, adverse publicity or other sanctions, including the loss of station licenses.

Filmed Entertainment

The Filmed Entertainment segment derives revenue from the production and distribution of feature motion pictures and television series. In general, motion pictures produced or acquired for distribution by the Company are exhibited in U.S. and foreign theaters, followed by home entertainment, including sale and rental of DVDs and Blu-rays, video-on-demand and pay-per-view television, on-line and mobile distribution, premium subscription television, network television and basic cable and syndicated television exploitation. Television series initially produced for the networks and first-run syndication are generally licensed to domestic and international markets concurrently and subsequently released in seasonal DVD and Blu-ray box sets. More successful series are later syndicated in domestic markets. The length of the revenue cycle for television series will vary depending on the number of seasons a series remains in active production and, therefore, may cause fluctuations in operating results. License fees received for television exhibition (including international and U.S. premium television and basic cable television) are recorded as revenue in the period that licensed films or programs are available for such exhibition, which may cause substantial fluctuations in operating results.

The revenues and operating results of the Filmed Entertainment segment are significantly affected by the timing of the Company's theatrical and home entertainment releases, the number of its original and returning television series that are aired by television networks and the number of its television series in off-network syndication. Theatrical and home entertainment release dates are determined by several factors, including timing of vacation and holiday periods and competition in the marketplace. The distribution windows for the release of motion pictures theatrically and in various home entertainment products and services (including subscription rentals, rental kiosks and Internet streaming services), have been compressing and may continue to change in the future. A further reduction in timing between theatrical and home entertainment releases could adversely affect the revenues and operating results of this segment.

The Company enters into arrangements with third parties to co-produce many of its theatrical productions. These arrangements, which are referred to as co-financing arrangements, take various forms. The parties to these arrangements include studio and non-studio entities, both domestic and international. In several of these agreements, other parties control certain distribution rights. The Filmed Entertainment segment records the amounts received for the sale of an economic interest as a reduction of the cost of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, receive a participation based on the respective third-party investor's interest in the profits or losses incurred on the film. Consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification ("ASC") 926 "Entertainment – Films," ("ASC 926"), the estimate of a third-party investor's interest in profits or losses incurred on the film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated ultimate revenues.

Operating costs incurred by the Filmed Entertainment segment include: exploitation costs, primarily theatrical prints and advertising and home entertainment marketing and manufacturing costs; amortization of capitalized production, overhead and interest costs; and participations and talent residuals. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

The Company competes with other film studios, such as Disney, Paramount, Sony, Universal, Warner Bros. and independent film producers in the production and distribution of motion pictures, DVDs and Blu-rays. As a producer and distributor of television programming, the Company competes with studios, television production groups and independent producers and syndicators, such as Disney, Sony, NBC Universal, Warner Bros. and Paramount Television, to sell programming both domestically and internationally. The Company also competes to obtain creative talent and story properties, which are essential to the success of the Company's filmed entertainment businesses.

Direct Broadcast Satellite Television

The Direct Broadcast Satellite Television ("DBS") segment's operations consist of SKY Italia, which provides basic and premium programming services via satellite and broadband directly to subscribers in Italy. SKY Italia derives revenues principally from subscriber fees. The Company believes that the quality and variety of programming, audio and interactive programming including personal video recorders, quality of picture including high definition channels, access to service, customer service and price are the key elements for gaining and maintaining market share. SKY Italia's competition includes companies that offer video, audio, interactive programming, telephony, data and other information and entertainment services, including broadband Internet providers, digital terrestrial transmission ("DTT") services, wireless companies and companies that are developing new media technologies. Since 2003, SKY Italia had been prohibited from owning a DTT frequency or providing a pay television DTT offer under a commitment made to the European Commission (the "EC") through December 31, 2011. In July 2010, the EC modified this restriction to allow SKY Italia to bid for one DTT frequency. However, if SKY Italia were to successfully bid for such a DTT frequency, the EC would limit SKY Italia's use of such frequency to exclusively free-to-air channels for 5 years subsequent to its acquisition.

SKY Italia's most significant operating expenses are those related to the acquisition of entertainment, movie and sports programming and subscribers and the production and expenses related to operating the technical facilities. Operating expenses related to sports programming are generally recognized over the course of the related sport season, which may cause fluctuations in the operating results of this segment.

Publishing

The Company's Publishing segment consists of the Company's newspapers and information services, book publishing and integrated marketing services businesses.

Revenue is derived from the sale of advertising space, newspapers, books and subscriptions, as well as licensing. Adverse changes in general market conditions for advertising may affect revenues. Circulation and subscription revenues can be greatly affected by changes in the prices of the Company's and/or competitors' products, as well as by promotional activities.

Operating expenses include costs related to paper, production, distribution, editorial, commissions and royalties. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead. The Company expects that advancements in technology will introduce new challenges and opportunities for digital distribution by the publishing businesses.

The Publishing segment's advertising volume, circulation and the price of paper are the key variables whose fluctuations can have a material effect on the Company's operating results and cash flow. The Company has to anticipate the level of advertising volume, circulation and paper prices in managing its businesses to maximize operating profit during expanding and contracting economic cycles. Paper is a basic commodity and its price is sensitive to the balance of supply and demand. The Company's costs and expenses are affected by the cyclical increases and decreases in the price of paper. The Publishing segment's products compete for readership and advertising with local and national competitors and also compete with other media alternatives in their respective markets. Competition for circulation and subscriptions are based on the content of the products provided, service, pricing and, from time to time, various promotions. The success of these products depends upon advertisers' judgments as to the most effective use of their advertising budgets. Competition for advertising is based upon the reach of the products, advertising rates and advertiser results. Such judgments are based on factors such as cost, availability of alternative media, distribution and quality of readership demographics. The Company believes that competition from new media formats and sources and shifting consumer preferences will continue to pose challenges for the Publishing segment's businesses.

Other

The Other segment consists primarily of:

Digital Media Group

The Company sells advertising, sponsorships and subscription services on the Company's various digital media properties. Significant expenses associated with the Company's digital media properties include development costs, advertising and promotional expenses, salaries, employee benefits and other routine overhead. The Company sold Myspace in June 2011.

Wireless Generation

Wireless Generation, the Company's education technology business, provides data systems and professional services that enable teachers to use data to assess student progress and deliver individualized instruction. Significant expenses associated with the Company's education technology business include salaries, employee benefits and other routine overhead.

News Outdoor

News Outdoor sells outdoor advertising space on various media, primarily in Russia. Significant expenses associated with the News Outdoor business include site lease costs, direct production, maintenance and installation expenses, salaries, employee benefits and other routine overhead. The Company sold its outdoor advertising businesses in Russia and Romania in July 2011.

Other Business Developments

In June 2010, the Company announced that it had proposed to the board of directors of British Sky Broadcasting Group plc ("BSkyB"), in which the Company currently has an approximate 39% interest, to make a cash offer of 700 pence per share for the BSkyB shares that the Company does not already own. Following the allegations regarding *News of the World*, on July 13, 2011, the Company announced that it no longer intended to make an offer for the BSkyB shares that the Company does not already own. As a result of the July 2011 announcement, the Company paid BSkyB a breakup fee of approximately $63 million in accordance with a cooperation agreement between the parties.

During fiscal 2011, the Company acquired an additional interest in Asianet Communications Limited ("Asianet"), an Asian general entertainment television joint venture, for approximately $92 million in cash. As a result of this transaction, the Company increased its interest in Asianet to 75% from the 51% it owned at June 30, 2010.

In August 2010, the Company increased its investment in Tata Sky Ltd. ("Tata Sky") for approximately $88 million in cash. As a result of this transaction, the Company increased its interest in Tata Sky to approximately 30% from the 20% it owned at June 30, 2010.

In fiscal 2011, the Company agreed to backstop €400 million (approximately $525 million), of financing measures that were being initiated by Sky Deutschland of which approximately €342 million (approximately $450 million) has been completed. As part of these financing measures, the Company acquired 108 million additional shares of Sky Deutschland, increasing its ownership from approximately 45% to 49.9%. The aggregate cost of the shares acquired by the Company was approximately €115 million (approximately $150 million) and the shares were newly registered shares issued pursuant to the total capital increase.

In addition, in accordance with the backstop, the Company agreed with Sky Deutschland to subscribe to a bond issuance that is convertible for up to 53.9 million underlying Sky Deutschland shares. The convertible bond was issued to the Company in January 2011 for approximately €165 million (approximately $225 million). The Company currently has the right to convert the bond into equity, subject to certain black-out periods. If not converted, the Company will have the option to redeem the bond for cash upon its maturity in four years. The remaining amount under the backstop of approximately €58 million (approximately $75 million), must be funded prior to December 2011 and will be provided as a loan to the extent Sky Deutschland does not generate other proceeds through capital increases or convertible bond issuances. The Company has also agreed to loan Sky Deutschland approximately $70 million to support the launch of a sports news channel. The Company expects to fund these amounts in fiscal 2012.

In November 2010, the Company formed a joint venture with China Media Capital ("CMC"), a media investment fund in China, to explore new growth opportunities. The Company transferred the equity and related assets of its STAR China business along with the Fortune Star Chinese movie library with a combined market value of approximately $140 million and CMC paid cash of approximately $74 million to the Company. Following this transaction, CMC holds a 53% controlling stake in the joint venture and the Company holds a 47% stake.

In December 2010, the Company disposed of the Fox Mobile Group ("Fox Mobile").

In fiscal 2011, the Company acquired Wireless Generation, an education technology company, for cash. Total consideration was approximately $390 million, which included the equity purchase price and the repayment of Wireless Generation's outstanding debt.

In April 2011, the Company acquired Shine Limited ("Shine"), an international television production company, for cash. The total consideration for this acquisition included (i) approximately $480 million for the acquisition of the equity, of which approximately $60 million has been set aside in escrow to satisfy any indemnification obligations, (ii) the repayment of Shine's outstanding debt of approximately $135 million and (iii) net liabilities assumed. Elisabeth Murdoch, Chairman and Chief Executive Officer of Shine, and daughter of Mr. K. R. Murdoch and sister of Messrs. Lachlan and James Murdoch, received approximately $214 million in cash at closing in consideration for her majority ownership interest in Shine, and is entitled to her proportionate share of amounts that are released from escrow.

In June 2011, the Company transferred the equity and related assets of Myspace to a digital media company in exchange for a minority equity interest in the acquirer. As a result of this transaction, the Company's interest in the acquirer is now accounted for under the cost method of accounting.

In July 2011, the Company announced that it would close its publication, *News of the World*, after allegations of phone hacking and payments to police. As a result of these allegations, the Company is subject to several ongoing investigations by U.K. and U.S. regulators and governmental authorities, including investigations into whether similar conduct may have occurred at the Company's subsidiaries outside of the U.K. The Company is fully cooperating with these investigations. In addition, the Company has admitted liability in a number of civil cases related to the phone hacking allegations and has settled a number of cases. The Company has taken steps to solve the problems relating to *News of the World* including the creation and establishment of an independent Management & Standards Committee (the "MSC"), which will have oversight of, and take responsibility for, all matters in relation to the *News of the World* phone hacking case, police payments and all other connected issues at News International Group Limited ("News International"), including as they may relate to other News International publications. The MSC appointed an independent Chairman, Lord Grabiner QC, and will report directly to Joel Klein, Executive Vice President and a director of the Company, who in turn will report to Viet Dinh, an independent director and Chairman of the Company's Nominating and Corporate Governance Committee. Both directors will update the Company's Board of Directors. The MSC will ensure full cooperation with all relevant investigations and inquiries into *News of the World* matters and all other related issues across News International and will conduct its own internal investigations where appropriate. The MSC will also be responsible for reviewing existing compliance systems and for proposing and overseeing the implementation of new compliance, ethics and governance procedures at News International. The Company has engaged outside counsel to assist it in responding to U.K. and U.S. governmental inquiries.

In July 2011, the Company sold its majority interest in its outdoor advertising businesses in Russia and Romania for approximately $360 million. The Company expects to record a gain related to the sale of this business during the first quarter of fiscal 2012.

Results of Operations

Results of Operations – Fiscal 2011 versus Fiscal 2010

The following table sets forth the Company's operating results for fiscal 2011 as compared to fiscal 2010.

For the years ended June 30,	2011	2010	Change	% Change
	($ millions)			
Revenues	$ 33,405	$ 32,778	$ 627	2%
Operating expenses	(21,058)	(21,015)	(43)	—
Selling, general and administrative	(6,306)	(6,619)	313	(5)%
Depreciation and amortization	(1,191)	(1,185)	(6)	1%
Impairment and restructuring charges	(313)	(253)	(60)	24%
Equity earnings of affiliates	462	448	14	3%
Interest expense, net	(966)	(991)	25	(3)%
Interest income	126	91	35	38%
Other, net	18	69	(51)	(74)%
Income from continuing operations before income tax expense	4,177	3,323	854	26%
Income tax expense	(1,029)	(679)	(350)	52%
Income from continuing operations	3,148	2,644	504	19%
Loss on disposition of discontinued operations, net of tax	(254)	—	(254)	**
Net income	2,894	2,644	250	9%
Less: Net income attributable to noncontrolling interests	(155)	(105)	(50)	48%
Net income attributable to News Corporation stockholders	$ 2,739	$ 2,539	$ 200	8%

** not meaningful

Overview–The Company's revenues increased 2% for the fiscal year ended June 30, 2011 as compared to fiscal 2010. The increase was primarily due to revenue increases at the Cable Network Programming, Television and Publishing segments. The Cable Network Programming segment's revenues increased primarily due to increases in net affiliate and advertising revenues. The increase at the Television segment was primarily due to advertising revenues from the Super Bowl which was broadcast on FOX in fiscal 2011, higher pricing resulting from improvements in the advertising markets and higher comparative political advertising due to the 2010 mid-term elections. The revenue increase at the Publishing segment was primarily due to favorable foreign exchange fluctuations and higher advertising and circulation revenues at *The Wall Street Journal.* These revenue increases were partially offset by revenue decreases at the Filmed Entertainment and Other segments. Revenues at the Filmed Entertainment segment decreased primarily due to lower worldwide theatrical and home entertainment revenues resulting principally from the inclusion in fiscal 2010 of the releases of *Avatar* and *Ice Age: Dawn of the Dinosaurs* with no comparable releases in fiscal 2011. The decrease at the Other segment was primarily the result of lower advertising and search revenues at Myspace.

Operating expenses increased $43 million for the fiscal year ended June 30, 2011 as compared to fiscal 2010 primarily due to higher programming costs at the Cable Network Programming segment as well as higher programming costs at the Television segment due to the broadcast of the Super Bowl partially offset by lower amortization of production costs and lower participation costs at the Filmed Entertainment segment due to the fiscal 2010 releases of *Avatar* and *Ice Age: Dawn of the Dinosaurs* with no comparable releases in fiscal 2011.

Selling, general and administrative expenses decreased 5% for the fiscal year ended June 30, 2011 as compared to fiscal 2010 due to lower litigation settlement costs at the Publishing segment.

Depreciation and amortization for the fiscal year ended June 30, 2011 increased $6 million as compared to fiscal 2010 as additional depreciation and amortization from the fiscal 2011 acquisitions was partially offset by certain assets becoming fully depreciated or amortized and the absence of depreciation and amortization related to businesses disposed of in fiscal 2010 and 2011.

Impairment and restructuring charges–As discussed in Note 9 – Goodwill and Intangible Assets to the accompanying consolidated financial statements, during the second quarter of fiscal 2011, the Company performed an interim impairment assessment of the Digital Media Group reporting unit's goodwill. As a result of the review performed, the Company recorded a non-cash goodwill impairment charge of $168 million during the fiscal year ended June 30, 2011.

As discussed in Note 4 – Restructuring Programs to the accompanying consolidated financial statements, the Company recorded restructuring charges of approximately $145 million in the fiscal year ended June 30, 2011. The restructuring charges primarily reflect a $115 million charge related to the Company's digital media properties and $25 million related to termination benefits recorded at the newspaper businesses. The charges at the Company's digital media properties were a result of an organizational restructuring to align resources more closely with business priorities and consisted of facility related costs of $95 million, termination benefits of $18 million and other associated costs of $2 million.

During fiscal 2010, the Company determined that it was more likely than not that it would sell or dispose its News Outdoor and Fox Mobile businesses which are considered reporting units under ASC 350 "Intangibles – Goodwill and Other" ("ASC 350"). In connection with such potential sales, the Company reviewed these businesses for impairment and recognized a non-cash impairment charge of $200 million in the fiscal year ended June 30, 2010. The impairment charge consisted of a write-down of $52 million in finite-lived intangible assets, a write-down of $137 million in goodwill and a write-down of fixed assets of $11 million. Fox Mobile was sold in fiscal 2011 and News Outdoor was sold in July 2011.

During fiscal 2010, the Company recorded approximately $53 million of restructuring charges in the consolidated statements of operations. The restructuring charges reflect an $18 million charge related to the sales and distribution operations of the STAR channels, a $19 million charge related to termination benefits recorded at the newspaper businesses, a $7 million charge related to the restructuring program at Fox Mobile and $9 million of accretion on facility termination obligations.

Equity earnings of affiliates–Equity earnings of affiliates for the fiscal year ended June 30, 2011 increased $14 million as compared to fiscal 2010. The increase in equity earnings from the Company's Other equity affiliates of $74 million was primarily due to a gain related to the disposal of a business at NDS during fiscal 2011. The decrease in equity earnings from the Company's DBS equity affiliates of $36 million was primarily due to lower contributions from BSkyB resulting from the absence of a gain related to the partial sale of its ITV investment and the absence of a favorable litigation settlement in fiscal 2010, partially offset by higher subscription revenues and a gain related to a business disposal in fiscal 2011. The decrease in equity earnings from the Company's Cable channel equity affiliates of $24 million was primarily due to higher sports programming costs.

For the years ended June 30,	2011	2010	Change	% Change
	($ millions)			
DBS equity affiliates	$305	$341	$(36)	(11)%
Cable channel equity affiliates	42	66	(24)	(36)%
Other equity affiliates	115	41	74	**
Total equity earnings of affiliates	$462	$448	$ 14	3%

** not meaningful

Interest expense, net–Interest expense, net for the fiscal year ended June 30, 2011 decreased $25 million as compared to fiscal 2010, primarily due to the redemption of the Company's 0.75% Senior Exchangeable BUCS and 5% TOPrS in fiscal 2010. This decrease was partially offset by interest expense related to the $2.5 billion in senior notes issued in February 2011.

Interest income–Interest income for the fiscal year ended June 30, 2011 increased by $35 million as compared to fiscal 2010, primarily due to higher cash balances.

Other, net–

For the years ended June 30,	2011	2010
	(in millions)	
Gain on STAR China transaction[a]	$ 55	$ —
Loss on disposal of Fox Mobile[a]	(29)	—
Loss on early extinguishment of debt[b]	(36)	—
Gain on the sale of eastern European television stations[a]	—	195
Gain (loss) on the financial indexes business transaction[a]	43	(23)
Loss on Photobucket transaction[a]	—	(32)
Impairment of cost based investments[c]	—	(3)
Change in fair value of exchangeable and convertible securities[c][d]	46	3
Other	(61)	(71)
Total Other, net	$ 18	$ 69

(a) See Note 3 to the Consolidated Financial Statements of News Corporation.

(b) See Note 10 to the Consolidated Financial Statements of News Corporation.

(c) See Note 6 to the Consolidated Financial Statements of News Corporation.

(d) The Company had certain exchangeable debt securities which contained embedded derivatives. Pursuant to ASC 815 "Derivatives and Hedging" ("ASC 815"), these embedded derivatives were not designated as hedges and, as such, changes in their fair value were recognized in Other, net in the consolidated statements of operations. The Company redeemed the exchangeable debt securities in fiscal 2010. (See Note 11 to the Consolidated Financial Statements of News Corporation.)

Income tax expense–The Company's tax provision and related tax rate for the fiscal year ended June 30, 2011 were lower than the statutory rate primarily due to permanent differences, the tax benefit related to the disposition of assets and the resolution of tax matters.

The Company's tax provision and related tax rate for the fiscal year ended June 30, 2010 were lower than the statutory rate primarily due to the recognition of prior year tax credits, permanent differences and the recognition of tax assets on the disposition of certain assets. The recognition of prior year tax credits relates to the Company's election to credit certain prior year taxes instead of claiming deductions.

Loss on disposition of discontinued operations, net of tax–In June 2011, the Company transferred the equity and related assets of Myspace to a digital media company in exchange for an equity interest in the acquirer. The loss on this transaction was approximately $254 million, net of a tax benefit of $61 million, or ($0.10) per diluted share and was included in loss on disposition of discontinued operations, net of tax in the consolidated statements of operations for the fiscal year ended June 30, 2011.

Net income–Net income increased for the fiscal year ended June 30, 2011 as compared to fiscal 2010, primarily due to the higher revenues and lower litigation settlement costs noted above, partially offset by the loss on the Myspace transaction.

Net income attributable to noncontrolling interests–Net income attributable to noncontrolling interests increased for the fiscal year ended June 30, 2011 as compared to fiscal 2010, primarily due to higher results at the Company's majority owned businesses.

Segment Analysis:

The following table sets forth the Company's revenues and segment operating income for fiscal 2011 as compared to fiscal 2010.

For the years ended June 30,	2011	2010	Change	% Change
		($ millions)		
Revenues:				
Cable Network Programming	$ 8,037	$ 7,038	$ 999	14%
Filmed Entertainment	6,899	7,631	(732)	(10)%
Television	4,778	4,228	550	13%
Direct Broadcast Satellite Television	3,761	3,802	(41)	(1)%
Publishing	8,826	8,548	278	3%
Other	1,104	1,531	(427)	(28)%
Total revenues	$33,405	$32,778	$ 627	2%
Segment operating income (loss):				
Cable Network Programming	$ 2,760	$ 2,268	$ 492	22%
Filmed Entertainment	927	1,349	(422)	(31)%
Television	681	220	461	**
Direct Broadcast Satellite Television	232	230	2	1%
Publishing	864	467	397	85%
Other	(614)	(575)	(39)	7%
Total segment operating income	$ 4,850	$ 3,959	$ 891	23%

** not meaningful

Management believes that total segment operating income is an appropriate measure for evaluating the operating performance of the Company's business segments because it is the primary measure used by the Company's chief operating decision maker to evaluate the performance and allocate resources within the Company's businesses. Total segment operating income provides management, investors and equity analysts a measure to analyze operating performance of each of the Company's business segments and its enterprise value against historical data and competitors' data, although historical results may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences). The following table reconciles total segment operating income to income from continuing operations before income tax expense.

For the years ended June 30,	2011	2010
	(in millions)	
Total segment operating income	$4,850	$3,959
Impairment and restructuring charges	(313)	(253)
Equity earnings of affiliates	462	448
Interest expense, net	(966)	(991)
Interest income	126	91
Other, net	18	69
Income from continuing operations before income tax expense	$4,177	$3,323

Cable Network Programming (24% and 21% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

For the fiscal year ended June 30, 2011, revenues at the Cable Network Programming segment increased $999 million, or 14%, as compared to fiscal 2010, primarily due to higher net affiliate and advertising revenues. Domestic net affiliate and advertising revenues increased 10% and 17%, respectively, primarily due to increases at the RSNs, FOX News and FX. International net affiliate and advertising revenues increased 20% and 22%, respectively.

The domestic net affiliate revenue increase for the fiscal year ended June 30, 2011 was primarily due to higher average rates per subscriber and a higher number of subscribers. The increase in domestic advertising revenues was primarily due to higher pricing, ratings growth and additional commercial spots sold.

The increase in international net affiliate revenues for the fiscal year ended June 30, 2011 was primarily due to higher net affiliate revenues at FIC resulting primarily from increases in the number of subscribers at existing channels. The increase in international advertising revenues was primarily due to increases at STAR and FIC. The higher advertising revenues at STAR were primarily due to the strengthening of the advertising market in India and higher ratings. The strengthening of the worldwide advertising markets led to improvements at existing FIC channels in Asia and Latin America.

For the fiscal year ended June 30, 2011, operating income at the Cable Network Programming segment increased $492 million, or 22%, as compared to fiscal 2010, primarily due to the revenue increases noted above. The revenue increases were partially offset by a $507 million increase in expenses, primarily due to higher sports rights amortization and higher entertainment programming costs.

Filmed Entertainment (21% and 23% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

For the fiscal year ended June 30, 2011, revenues at the Filmed Entertainment segment decreased $732 million, or 10%, as compared to fiscal 2010. The revenue decrease was primarily driven by the successful worldwide theatrical and home entertainment releases of *Avatar*, *Ice Age: Dawn of the Dinosaurs* and *Alvin and the Chipmunks: The Squeakquel* during fiscal 2010 as compared to the worldwide theatrical and home entertainment releases of *The Chronicles of Narnia: Voyage of the Dawn Treader,* and *Black Swan* and the worldwide theatrical release of *Rio* in fiscal 2011. The revenue decreases noted above were partially offset by higher contributions from Twentieth Century Fox Television and the inclusion of revenues from Shine which was acquired in fiscal 2011. The revenue increase at Twentieth Century Fox Television was primarily due to higher home entertainment, international television and digital distribution revenues from *Glee, Modern Family, Sons of Anarchy,* initial syndication revenues from *How I Met Your Mother* and *American Dad* and revenues from the *Glee* concert tour.

For the fiscal year ended June 30, 2011, the Filmed Entertainment segment operating income decreased $422 million, or 31%, as compared to fiscal 2010, primarily due to the revenue decreases noted above, partially offset by lower amortization of production and participation costs.

Television (14% and 13% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

For the fiscal year ended June 30, 2011, Television segment revenues increased $550 million, or 13%, as compared to fiscal 2010. The increase was primarily due to increased advertising revenues at the television stations owned by the Company and at FOX as well as higher retransmission consent revenues. The advertising revenue increase reflects the broadcast of the Super Bowl, which was not broadcast on FOX in fiscal 2010, higher revenues from NFL regular season games, higher pricing resulting from improvements in the advertising markets, particularly in the automotive and financial sectors and higher comparative political advertising due to the 2010 mid-term elections. These revenue increases were partially offset by the absence of revenue from the broadcast of the Bowl Championship Series ("BCS") games which were broadcast on FOX in fiscal 2010 and lower MLB advertising revenues due to lower post-season ratings and the broadcast of one less post-season game.

The Television segment reported an increase in operating income for the fiscal year ended June 30, 2011 of $461 million as compared to fiscal 2010. The increase was primarily due to the revenue increases noted above, lower prime-time entertainment programming costs and the absence of BCS programming costs, partially offset by higher NFL programming costs due to the broadcast of the Super Bowl.

Direct Broadcast Satellite Television (11% and 12% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

For the fiscal year ended June 30, 2011, SKY Italia's revenues decreased $41 million, or 1%, as compared to fiscal 2010, due to unfavorable foreign exchange movements. SKY Italia had an increase of approximately 230,000 subscribers during fiscal 2011, bringing the total subscriber base to 4.97 million at June 30, 2011. Revenue, on a local currency basis, was consistent with fiscal 2010 as higher subscription revenues were offset by lower advertising revenues, primarily due to the absence of the FIFA World Cup. The total churn for fiscal 2011 was approximately 508,000 subscribers on an average subscriber base of 4.9 million, as compared to churn of approximately 630,000 subscribers on an average subscriber base of 4.8 million in fiscal 2010. Subscriber churn for the period represents the number of SKY Italia subscribers whose service was disconnected during the period. During the fiscal year ended June 30, 2011, the strengthening of the U.S. dollar against the Euro resulted in a decrease in revenues of approximately 2% as compared to fiscal 2010.

Average revenue per subscriber ("ARPU") of approximately €43 in the fiscal year ended June 30, 2011 was consistent with fiscal 2010. SKY Italia calculates ARPU by dividing total subscriber-related revenues for the period by the average subscribers for the period and dividing that amount by the number of months in the period. Subscriber-related revenues are comprised of total subscription revenue, pay-per-view revenue and equipment rental revenue for the period. Average subscribers are calculated for the respective periods by adding the beginning and ending subscribers for the period and dividing by two.

Subscriber acquisition costs per subscriber ("SAC") of approximately €335 in the fiscal year ended June 30, 2011 increased from fiscal 2010, primarily due to higher average installation costs related to an increased penetration of high definition personal video recorder set-top boxes. SAC is calculated by dividing total subscriber acquisition costs for a period by the number of gross SKY Italia subscribers added during the period. Subscriber acquisition costs include the cost of the commissions paid to retailers and other distributors, the cost of equipment sold directly by SKY Italia to subscribers and the costs related to installation and acquisition advertising, net of any upfront activation fee. SKY Italia excludes the value of equipment capitalized under SKY Italia's equipment lease program, as well as payments and the value of returned equipment related to disconnected lease program subscribers from subscriber acquisition costs.

For the fiscal year ended June 30, 2011, SKY Italia's operating income increased $2 million, or 1%, as compared to fiscal 2010, as lower programming expenses related to FIFA World Cup and Olympic Games which occurred in fiscal 2010, were offset by the lower revenues noted above and higher installation costs.

Publishing (27% and 26% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

For the fiscal year ended June 30, 2011, revenues at the Publishing segment increased $278 million, or 3%, as compared to fiscal 2010. The increase in revenues was primarily due to increased revenues at the Australian newspapers due to favorable foreign exchange fluctuations and higher advertising and circulation revenues at *The Wall Street Journal.* These revenue increases were partially offset by the absence of revenues from the financial indexes business which was disposed of in fiscal 2010, lower book sales due to fewer new releases and lower licensing fees resulting from a settlement received at HarperCollins in fiscal 2010. The weakening of the U.S. dollar against the Australian dollar and British pound sterling resulted in a revenue increase of approximately $309 million, or 4%, for the fiscal year ended June 30, 2011 as compared to fiscal 2010.

For the fiscal year ended June 30, 2011, operating income at the Publishing segment increased $397 million, or 85%, as compared to fiscal 2010. The increase in operating income was primarily due to lower litigation settlement costs at the Company's integrated marketing services business and favorable foreign exchange fluctuations at the Australian and United Kingdom newspapers. The weakening of the U.S. dollar against the Australian dollar and British pound sterling resulted in an operating income increase of approximately $50 million, or 11%, for the fiscal year ended June 30, 2011 as compared to fiscal 2010.

Other (3% and 5% of the Company's consolidated revenues in fiscal 2011 and 2010, respectively)

Revenues at the Other segment decreased $427 million, or 28%, for the fiscal year ended June 30, 2011, as compared to fiscal 2010. The decrease was primarily due to decreased revenues from the Company's digital media properties of $342 million, principally due to lower advertising and search revenues at Myspace.The decrease was also due to the absence of revenue related to the eastern European television stations disposed of in fiscal 2010 of $86 million and lower revenues from Fox Mobile of $146 million due to its fiscal 2011 disposition. The revenue decreases were partially offset by increased revenues at News Outdoor and the inclusion of revenues from Wireless Generation which was acquired in fiscal 2011.

Operating results for the fiscal year ended June 30, 2011 decreased $39 million, or 7%, as compared to fiscal 2010, primarily due to lower operating results from the Company's digital media properties, principally resulting from the revenue declines noted above. These decreases were partially offset by lower operating losses from Fox Mobile and Fox Audience Network resulting from their fiscal 2011 dispositions and improved operating results at News Outdoor.

Results of Operations – Fiscal 2010 versus Fiscal 2009

The following table sets forth the Company's operating results for fiscal 2010 as compared to fiscal 2009.

For the years ended June 30,	2010	2009	Change	% Change
	($ millions)			
Revenues	$ 32,778	$ 30,423	$ 2,355	8%
Operating expenses	(21,015)	(19,563)	(1,452)	7%
Selling, general and administrative	(6,619)	(6,164)	(455)	7%
Depreciation and amortization	(1,185)	(1,138)	(47)	4%
Impairment and restructuring charges	(253)	(9,208)	8,955	**
Equity earnings (losses) of affiliates	448	(309)	757	**
Interest expense, net	(991)	(927)	(64)	7%
Interest income	91	91	—	—
Other, net	69	1,256	(1,187)	(95)%
Income (loss) before income tax expense	3,323	(5,539)	8,862	**
Income tax (expense) benefit	(679)	2,229	(2,908)	**
Net income (loss)	2,644	(3,310)	5,954	**
Less: Net income attributable to noncontrolling interests	(105)	(68)	(37)	54%
Net income (loss) attributable to News Corporation stockholders	$ 2,539	$ (3,378)	$ 5,917	**

** not meaningful

Overview–The Company's revenues increased 8% for the fiscal year ended June 30, 2010 as compared to fiscal 2009. The increase was primarily due to revenue increases at the Filmed Entertainment, Cable Network Programming and Publishing segments. Filmed Entertainment segment revenues increased primarily due to increased worldwide theatrical and home entertainment revenues. The increase at the Cable Network Programming segment was primarily due to increases in net affiliate and advertising revenues. The increase at the Publishing segment was primarily due to favorable foreign exchange fluctuations. These revenue increases were partially offset by decreased revenues at the Other segment, primarily due to decreased revenues at the Company's digital media properties and the sale of a portion of the Company's ownership stake in NDS Group plc ("NDS") in February 2009. As a result of the sale, the Company's portion of NDS's operating results subsequent to February 2009 is included within Equity earnings (losses) of affiliates.

Operating expenses for the fiscal year ended June 30, 2010 increased 7% as compared to fiscal 2009. The increase was primarily due to increased amortization of production costs and higher participation costs at the Filmed Entertainment segment and higher programming costs at the Television, Cable Network Programming and DBS segments, as well as unfavorable foreign exchange fluctuations. These increases were partially offset by the absence of costs related to NDS in the Other segment, reflecting the sale of a portion of the Company's NDS ownership stake as noted above, as well as the effect of company-wide cost containment initiatives.

Selling, general and administrative expenses for the fiscal year ended June 30, 2010 increased 7% as compared to fiscal 2009. This increase was primarily due to a $500 million charge related to the legal settlement with Valassis Communications, Inc. ("Valassis") at the Publishing segment, partially offset by the absence of costs related to NDS as noted above and the effects of company-wide cost containment initiatives.

Depreciation and amortization increased 4% for the fiscal year ended June 30, 2010 as compared to fiscal 2009. The increase was primarily due to higher depreciation at the DBS segment resulting from increased depreciation of set-top boxes and unfavorable foreign exchange fluctuations, which was partially offset by the absence of depreciation and amortization related to NDS.

Impairment and restructuring charges–As discussed in Note 9 to the Consolidated Financial Statements of News Corporation, the Company determined that it was more likely than not that its News Outdoor and Fox Mobile businesses which are considered reporting units under ASC 350, would be sold or disposed. In connection with such potential sales, the Company reviewed these businesses for impairment and recognized a non-cash impairment charge of $200 million in the fiscal year ended June 30, 2010. The impairment charge consisted of a write-down of $52 million in finite-lived intangible assets, a write-down of $137 million in goodwill and a write-down of fixed assets of $11 million.

As discussed in Note 4 to the Consolidated Financial Statements of News Corporation, the Company recorded approximately $53 million of restructuring charges in the consolidated statements of operations in the fiscal year ended June 30, 2010. The restructuring charges reflect an $18 million charge related to the sales and distribution operations of the STAR channels, a $19 million charge related to termination benefits recorded at the newspaper businesses, a $7 million charge related to the restructuring program at Fox Mobile and $9 million of accretion on facility termination obligations.

During fiscal 2009, the Company performed an interim impairment review in advance of its annual impairment assessment because the Company believed events had occurred and circumstances had changed that would more likely than not reduce the fair value of the Company's goodwill and indefinite-lived intangible assets below their carrying amounts. These events included: (a) the decline of the price of the Company's Class A Common Stock and Class B Common Stock below the carrying value of the Company's stockholders' equity; (b) the reduced growth in advertising revenues; (c) the decline in the operating profit margins in some of the Company's advertising-based businesses; and (d) the decline in the valuations of other television stations, newspapers and advertising-based companies as determined by the current trading values of those companies. In addition, the Company performed an annual impairment assessment of goodwill and indefinite-lived intangible assets.

As a result of the impairment reviews performed, the Company recorded non-cash impairment charges of approximately $8.9 billion ($7.2 billion, net of tax) during the fiscal year ended June 30, 2009. The charges consisted of a write-down of the Company's indefinite-lived intangible assets (primarily FCC licenses in the Television segment) of $4.6 billion, a write-down of $4.1 billion of goodwill and a write-down of the Publishing segment's fixed assets of $185 million.

During the fiscal year ended June 30, 2009, the Company recorded restructuring charges of approximately $312 million. These restructuring charges reflect a number of the Company's businesses that implemented a series of operational restructuring actions to address the Company's cost structure, including the restructuring of the Company's digital media properties to align resources more closely with business priorities. This restructuring program included significant job reductions, both domestically and internationally, to enable the businesses to operate on a more cost effective basis. In conjunction with this restructuring program, the Company also eliminated excess facility requirements. In fiscal 2009, several other businesses of the Company implemented similar plans, including the U.K. and Australian newspapers, HarperCollins, MyNetworkTV and Fox Television Stations.

Equity earnings (losses) of affiliates–Equity earnings of affiliates increased $757 million for the fiscal year ended June 30, 2010 as compared to fiscal 2009, primarily due to higher contributions from BSkyB as a result of a favorable litigation settlement, as well as a gain recognized by BSkyB on the sale of a portion of its investment in ITV and the absence of write-downs related to ITV recorded by BSkyB during fiscal 2009. Also contributing to the increase was the absence of a $422 million write-down of the Company's investment in Sky Deutschland recorded in fiscal 2009.

For the years ended June 30,	2010	2009	Change	% Change
	($ millions)			
DBS equity affiliates	$341	$(374)	$715	**
Cable channel equity affiliates	66	59	7	12%
Other equity affiliates	41	6	35	**
Total equity (losses) earnings of affiliates	$448	$(309)	$757	**

** not meaningful

Interest expense, net–Interest expense, net for the fiscal year ended June 30, 2010 increased $64 million as compared to the fiscal year ended June 30, 2009, primarily due to the issuance of borrowings in February 2009 and August 2009. This increase was partially offset by the retirement of $200 million and $150 million of the Company's borrowings in October 2008 and March 2010, respectively.

Other, net–

For the years ended June 30,	2010	2009
	(in millions)	
Gain (loss) on the sale of eastern European television stations[a]	$195	$ (100)
Loss on the financial indexes business transaction[a]	(23)	—
Loss on Photobucket transaction[a]	(32)	—
Gain on sale of NDS shares[a]	—	1,249
Gain on the sale of the Stations[a]	—	232
Impairment of cost based investments[b]	(3)	(113)
Change in fair value of exchangeable securities[c]	3	77
Other	(71)	(89)
Total Other, net	$ 69	$1,256

(a) See Note 3 to the Consolidated Financial Statements of News Corporation.

(b) See Note 6 to the Consolidated Financial Statements of News Corporation.

(c) The Company had certain exchangeable debt securities which contained embedded derivatives. Pursuant to ASC 815, these embedded derivatives were not designated as hedges and, as such, changes in their fair value were recognized in Other, net in the consolidated statements of operations. The Company redeemed the exchangeable debt securities in fiscal 2010. (See Note 11 to the Consolidated Financial Statements of News Corporation.)

Income tax (expense) benefit–The Company's tax provision and related tax rate for the fiscal year ended June 30, 2010 were lower than the statutory rate primarily due to the recognition of prior year tax credits, permanent differences and the recognition of tax assets on the disposition of certain assets. The recognition of prior year tax credits relates to the Company's election to credit certain prior year taxes instead of claiming deductions.

The Company's tax provision and related tax rate for the fiscal year ended June 30, 2009 were different from the statutory rate primarily due to the recognition of a non-cash benefit related to the reduction of accruals for uncertain positions resulting from the resolution of certain tax matters and a permanent difference on the gain on the sale of a portion of a subsidiary. The tax provision and tax rate for the fiscal year ended June 30, 2009 reflect these items, which were offset in part by the non-deductible goodwill included within the impairment charges taken in fiscal 2009.

Net income (loss)–Net income increased for the fiscal year ended June 30, 2010 as compared to fiscal 2009. The increase was primarily due to a reduction in impairment charges recorded in fiscal 2010, as well as the higher revenues and equity earnings of affiliates as noted above. This increase was partially offset by the litigation settlement charge recorded in fiscal 2010, the absence of the gain on the sale of a portion of the Company's ownership stake in NDS in February 2009, the gain on the sale of eight of the Company's television stations in July 2008 and the non-cash tax benefit in fiscal 2009 noted above.

Net income attributable to noncontrolling interests–Net income attributable to noncontrolling interests increased for the fiscal year ended June 30, 2010 as compared to fiscal 2009, primarily due to higher results at the Company's majority owned businesses. This increase was partially offset by the absence of income from NDS due to the sale of a portion of the Company's ownership stake in February 2009, resulting in the Company's remaining interest in NDS being accounted for under the equity method of accounting.

Segment Analysis:

The following table sets forth the Company's revenues and segment operating income for fiscal 2010 as compared to fiscal 2009.

For the years ended June 30,	2010	2009	Change	% Change
	($ millions)			
Revenues:				
Cable Network Programming	$ 7,038	$ 6,131	$ 907	15%
Filmed Entertainment	7,631	5,936	1,695	29%
Television	4,228	4,051	177	4%
Direct Broadcast Satellite Television	3,802	3,760	42	1%
Publishing	8,548	8,167	381	5%
Other	1,531	2,378	(847)	(36)%
Total revenues	$32,778	$30,423	$2,355	8%
Segment operating income (loss):				
Cable Network Programming	$ 2,268	$ 1,653	$ 615	37%
Filmed Entertainment	1,349	848	501	59%
Television	220	191	29	15%
Direct Broadcast Satellite Television	230	393	(163)	(41)%
Publishing	467	836	(369)	(44)%
Other	(575)	(363)	(212)	58%
Total segment operating income	$ 3,959	$ 3,558	$ 401	11%

Management believes that total segment operating income is an appropriate measure for evaluating the operating performance of the Company's business segments because it is the primary measure used by the Company's chief operating decision maker to evaluate the performance and allocate resources within the Company's businesses. Total segment operating income provides management, investors and equity analysts a measure to analyze operating performance of each of the Company's business segments and its enterprise value against historical data and competitors' data, although historical results may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences). The following table reconciles total segment operating income to income (loss) before income tax expense.

For the years ended June 30,	2010	2009
	(in millions)	
Total segment operating income	$3,959	$ 3,558
Impairment and restructuring charges	(253)	(9,208)
Equity earnings (losses) of affiliates	448	(309)
Interest expense, net	(991)	(927)
Interest income	91	91
Other, net	69	1,256
Income (loss) before income tax expense	$3,323	$(5,539)

Cable Network Programming (21% and 20% of the Company's consolidated revenues in fiscal 2010 and 2009, respectively)

For the fiscal year ended June 30, 2010, revenues at the Cable Network Programming segment increased $907 million, or 15%, as compared to fiscal 2009. Revenue increased 14% and 18% at the domestic and international cable channels, respectively, primarily due to higher net affiliate and advertising revenues. Domestic net affiliate and advertising revenues increased 19% and 3%, respectively, primarily due to increases at FOX News, the RSNs and FX. International net affiliate and advertising revenues increased 15% and 25%, respectively, primarily due to increases at FIC and STAR.

For the fiscal year ended June 30, 2010, FOX News' revenues increased 23% as compared to fiscal 2009, primarily due to increases in net affiliate and advertising revenues. Net affiliate revenues increased 40% as compared to fiscal 2009, primarily due to higher average rates per subscriber and a higher number of subscribers. Advertising revenues increased 9% as compared to fiscal 2009, primarily due to higher pricing.

The RSNs' revenues increased 12% for the fiscal year ended June 30, 2010 as compared to fiscal 2009 driven by higher net affiliate and advertising revenues. Net affiliate revenues increased 14% as compared to fiscal 2009, primarily due to higher average rates per subscriber and a higher number of subscribers. Advertising revenues increased 3% as compared to fiscal 2009, primarily due to higher National Basketball Association, MLB and collegiate football revenues resulting from higher pricing and additional commercial spots sold.

The Company's international cable operations' revenues increased 18% as compared to fiscal 2009, primarily due to higher advertising revenues at STAR, as well as higher net affiliate and advertising revenues at FIC. The higher advertising revenues at STAR were primarily due to the strengthening of the advertising market in India and improved performance at the regional channels, while the strengthening of the worldwide advertising markets led to improvements at FIC. The higher net affiliate revenues at FIC resulted from increases in subscribers at existing channels in Europe and Latin America.

FX's revenues increased 11% for the fiscal year ended June 30, 2010 as compared to fiscal 2009, primarily due to higher net affiliate and advertising revenues. Net affiliate revenues increased 16% for the fiscal year ended June 30, 2010, primarily due to higher average rates per subscriber. Advertising revenues for the fiscal year ended June 30, 2010 increased 3% as compared to fiscal 2009, primarily due to additional commercial spots sold.

For the fiscal year ended June 30, 2010, operating income at the Cable Network Programming segment increased $615 million, or 37%, as compared to fiscal 2009, primarily due to the revenue increases noted above. Also contributing to this increase was the absence of a $30 million settlement relating to the termination of a distribution agreement at the Company's international cable operations in fiscal 2009. These increases were partially offset by a $292 million increase in expenses, primarily due to higher movie acquisition costs, sports rights amortization and original programming costs.

Filmed Entertainment (23% and 20% of the Company's consolidated revenues in fiscal 2010 and 2009, respectively)

For the fiscal year ended June 30, 2010, revenues at the Filmed Entertainment segment increased $1,695 million, or 29%, as compared to fiscal 2009, primarily due to increased worldwide theatrical and home entertainment revenues. The revenue increase was primarily driven by the successful worldwide theatrical and home entertainment releases of *Avatar*, *Alvin and the Chipmunks: The Squeakquel* and *Ice Age: Dawn of the Dinosaurs,* as well as the worldwide theatrical release of *Date Night*. Also contributing to the increase in revenues were the home entertainment releases of *X-Men Origins: Wolverine* and *Night at the Museum: Battle of the Smithsonian*.

For the fiscal year ended June 30, 2010, the Filmed Entertainment segment operating income increased $501 million, or 59%, as compared to fiscal 2009, primarily due to the revenue increases noted above, partially offset by increased amortization of production costs, higher participation and releasing costs and higher home entertainment manufacturing and marketing costs.

Television (13% of the Company's consolidated revenues in fiscal 2010 and 2009)

For the fiscal year ended June 30, 2010, Television segment revenues increased $177 million, or 4%, as compared to fiscal 2009. The increase was primarily due to higher advertising revenues at the television stations owned by the Company as a result of higher pricing due to continued improvements in the advertising market, partially offset by lower political advertising revenues due to the absence of advertising revenues related to the 2008 presidential election. In addition, higher NFL and MLB revenues due to increased post-season ratings were more than offset by the absence of revenue from the Bowl Championship Series National Championship, which was broadcast on FOX in fiscal 2009, and lower ratings for NASCAR.

The Television segment reported an increase in operating income for the fiscal year ended June 30, 2010 of $29 million, or 15%, as compared to fiscal 2009. The increase in operating income was primarily the result of the revenue increases noted above and the effects of cost containment initiatives, as well as improved operating results at MyNetworkTV, partially offset by higher prime-time entertainment programming and sports costs at FOX.

Direct Broadcast Satellite Television (12% of the Company's consolidated revenues in fiscal 2010 and 2009)

For the fiscal year ended June 30, 2010, SKY Italia's revenues increased $42 million, or 1%, as compared to fiscal 2009, as increases from higher advertising revenues primarily due to the FIFA World Cup and favorable foreign exchange fluctuations, were partially offset by lower pay-per-view and other revenues. The number of SKY Italia subscribers decreased by approximately 56,000 during fiscal 2010, bringing the total subscriber base to 4.7 million at June 30, 2010. The total churn for fiscal 2010 was approximately 630,000 subscribers on an average subscriber base of 4.8 million, as compared to churn of approximately 635,000 subscribers on an average subscriber base of 4.7 million in fiscal 2009. Subscriber churn for the period represents the number of SKY Italia subscribers whose service was disconnected during the period. During the fiscal year ended June 30, 2010, the weakening of the U.S. dollar against the Euro resulted in an increase in revenue of approximately 1% as compared to fiscal 2009.

ARPU of approximately €43 in the fiscal year ended June 30, 2010 decreased from approximately €44 in fiscal 2009. The decrease in ARPU for the fiscal year ended June 30, 2010, was primarily due to lower average tier mix and reduced pay-per-view revenue.

SAC of approximately €310 in the fiscal year ended June 30, 2010 increased from fiscal 2009, primarily due to higher marketing costs on a per subscriber basis.

For the fiscal year ended June 30, 2010, SKY Italia's operating income decreased $163 million, or 41%, as compared to fiscal 2009, resulting from higher sports rights amortization, primarily due to the 2010 FIFA World Cup and Winter Olympics, and increased set-top box depreciation. During the fiscal year ended June 30, 2010, the weakening of the U.S. dollar against the Euro resulted in a decrease in operating income of approximately 4% as compared to fiscal 2009.

Publishing (26% and 27% of the Company's consolidated revenues in fiscal 2010 and 2009, respectively)

For the fiscal year ended June 30, 2010, revenues at the Publishing segment increased $381 million, or 5%, as compared to fiscal 2009. The increase in revenue was primarily due to favorable foreign exchange fluctuations at the Australian newspapers, increased book sales and higher integrated marketing services revenues.

For the fiscal year ended June 30, 2010, revenues at the Company's newspapers and information services businesses increased $229 million, or 4%, as compared to fiscal 2009 primarily due to favorable foreign exchange fluctuations at the Australian newspapers and higher circulation revenues at *The Wall Street Journal* due to higher pricing. The increase in revenues was partially offset by lower circulation revenues at the Company's U.K newspapers and a decrease in revenue from the disposition of the financial indexes businesses at Dow Jones. The weakening of the

U.S. dollar against local currencies, primarily the Australian Dollar, resulted in revenue and operating income increases of approximately 6% and 13%, respectively, for the fiscal year ended June 30, 2010.

For the fiscal year ended June 30, 2010, revenues at the Company's book publishing business increased $128 million, or 11%, as compared to fiscal 2009, primarily due to higher sales at the General Books and Children's divisions and favorable foreign exchange fluctuations. Also contributing to the increase during the fiscal year ended June 30, 2010 were revenues from licensing fees received from a settlement. The increase at the General Books division was primarily due to the success of *Going Rogue* by Sarah Palin and higher electronic book sales. Strong sales of *Where the Wild Things Are* by Maurice Sendak, *The Vampire Diaries* by L.J. Smith and *LA Candy* by Lauren Conrad led to the increase at the Children's division. During the fiscal year ended June 30, 2010, HarperCollins had 164 titles on *The New York Times* Bestseller List with 19 titles reaching the number one position.

For the fiscal year ended June 30, 2010, revenues at the Company's integrated marketing service businesses increased $24 million, or 2%, as compared to fiscal 2009. The increase in revenues was primarily due to increases in volume and rates of in-store marketing products sold, partially offset by lower revenues for free-standing insert products.

For the fiscal year ended June 30, 2010, operating income at the Publishing segment decreased $369 million, or 44%, as compared to fiscal 2009. The decrease in operating income was primarily due to the $500 million charge relating to the settlement of the Valassis litigation and higher royalty and manufacturing costs resulting from higher book sales. The operating income decrease was partially offset by the revenue increases noted above, as well as the impact of cost containment initiatives and lower newspaper production costs.

Other (5% and 8% of the Company's consolidated revenues in fiscal 2010 and 2009, respectively)

Revenues at the Other segment decreased $847 million, or 36%, for the fiscal year ended June 30, 2010, as compared to fiscal 2009, primarily due to decreased revenues from NDS and the Company's digital media properties. The decrease at NDS of $413 million was due to the absence of revenues for the fiscal year ended June 30, 2010, reflecting the sale of a portion of the Company's ownership stake in NDS in February 2009. As a result of the sale, the Company's portion of NDS's operating results subsequent to February 2009 is included within Equity earnings (losses) of affiliates. The revenue decrease at the Company's digital media properties of $276 million was principally due to lower search and advertising revenues.

Operating results for the fiscal year ended June 30, 2010 decreased $212 million, or 58%, as compared to fiscal 2009. The decrease was primarily due to lower operating results from NDS and the Company's digital media properties. The decrease at NDS was due to the absence of $121 million of operating income during the fiscal year ended June 30, 2010, resulting from the sale of a portion of the Company's ownership stake in NDS as noted above. The decrease at the Company's digital media properties of $135 million for the fiscal year ended June 30, 2010 was primarily due to the revenue declines noted above, partially offset by cost containment initiatives.

Liquidity and Capital Resources

Current Financial Condition

The Company's principal source of liquidity is internally generated funds. The Company also has a $2.25 billion revolving credit facility, which expires in May 2012, and has access to various film co-production alternatives to supplement its cash flows. In addition, the Company has access to the worldwide capital markets, subject to market conditions. As of June 30, 2011, the availability under the revolving credit facility was reduced by stand-by letters of credit issued which totaled approximately $77 million. As of June 30, 2011, the Company was in compliance with all of the covenants under the revolving credit facility, and it does not anticipate any violation of such covenants. The Company's internally generated funds are highly dependent upon the state of the advertising markets and public acceptance of its film and television products.

The principal uses of cash that affect the Company's liquidity position include the following: investments in the production and distribution of new feature films and television programs; the acquisition of and payments under programming rights for entertainment and sports programming; paper purchases; operational expenditures including employee costs; capital expenditures; interest expenses; income tax payments; investments in associated entities; dividends; acquisitions; debt repayments; and stock repurchases.

The Company has evaluated, and expects to continue to evaluate, possible acquisitions and dispositions of certain businesses. Such transactions may be material and may involve cash, the Company's securities or the assumption of additional indebtedness.

Sources and Uses of Cash – Fiscal 2011 vs. Fiscal 2010

Net cash provided by operating activities for the fiscal years ended June 30, 2011 and 2010 is as follows (in millions):

For the years ended June 30,	2011	2010
Net cash provided by operating activities	$4,471	$3,854

The increase in net cash provided by operating activities during the fiscal year ended June 30, 2011 as compared to fiscal 2010 was primarily due to higher affiliate receipts at the Cable Network Programming segment, higher collections at the DBS segment, higher advertising receipts at the Television segment, lower litigation settlement payments at the Publishing segment and lower pension contributions. These increases were partially offset by lower worldwide theatrical receipts, due to the absence of *Avatar,* and higher production spending at the Filmed Entertainment segment, lower receipts at the digital media properties due to lower advertising and search revenues and higher tax payments.

Net cash used in investing activities for the fiscal years ended June 30, 2011 and 2010 is as follows (in millions):

For the years ended June 30,	2011	2010
Net cash used in investing activities	$(2,247)	$(313)

The increase in net cash used in investing activities during the fiscal year ended June 30, 2011 as compared to fiscal 2010 was primarily due to the absence of proceeds from the sale of the financial indexes businesses and the majority of the Company's eastern European television stations which were sold in fiscal 2010, cash utilized for the Company's acquisitions of Shine and Wireless Generation in fiscal 2011 and higher capital expenditures. The increase in capital expenditures was primarily due to higher equipment purchases at the DBS segment and higher facility and equipment purchases at the Publishing segment.

Net cash provided by (used in) financing activities for the fiscal years ended June 30, 2011 and 2010 is as follows (in millions):

For the years ended June 30,	2011	2010
Net cash provided by (used in) financing activities	$1,360	$(1,445)

The change in net cash provided by financing activities for the fiscal year ended June 30, 2011 as compared to the net cash used in financing activities for fiscal 2010 was primarily due to higher borrowings and lower repayments of borrowings. During fiscal 2011, News America Incorporated, a wholly-owned subsidiary of the Company, ("NAI"), issued $2.5 billion in senior notes as compared to fiscal 2010 which included the issuance of $1.0 billion in senior notes. During fiscal 2011, NAI redeemed a portion of its 9.25% Senior Debentures due in February 2013 for $262 million and $82 million of its LYONs. The Company also repaid approximately $134 million assumed as part of the Shine acquisition in fiscal 2011. In fiscal 2010, NAI redeemed its 0.75% Senior Exchangeable BUCS for $1.6 billion, its 5% TOPrS for $134 million and its 4.75% Senior Notes due March 2010 for $150 million.

The total dividends declared related to fiscal 2011 results were $0.17 per share of Class A Common Stock and Class B Common Stock. In August 2011, the Company declared the final dividend on fiscal 2011 results of $0.095 per share for Class A Common Stock and Class B Common Stock. This together with the interim dividend of $0.075 per share of Class A Common Stock and Class B Common Stock constitute the total dividend relating to fiscal 2011.

Based on the number of shares outstanding as of June 30, 2011, the total aggregate cash dividends expected to be paid to stockholders in fiscal 2012 is approximately $450 million.

Sources and Uses of Cash – Fiscal 2010 vs. Fiscal 2009

Net cash provided by operating activities for the fiscal years ended June 30, 2010 and 2009 is as follows (in millions):

For the years ended June 30,	2010	2009
Net cash provided by operating activities	$3,854	$2,248

The increase in net cash provided by operating activities during fiscal 2010 as compared to fiscal 2009 primarily reflects higher profits and worldwide theatrical receipts at the Filmed Entertainment segment, higher affiliate receipts at the Cable Network Programming segment, higher receipts at the book publishing business and lower tax payments. The increase was partially offset by the $500 million payment relating to the settlement of the Valassis litigation, higher payments for programming rights, higher pension contributions and higher interest payments.

Net cash used in investing activities for the fiscal years ended June 30, 2010 and 2009 is as follows (in millions):

For the years ended June 30,	2010	2009
Net cash used in investing activities	$(313)	$(627)

Net cash used in investing activities during the fiscal year ended June 30, 2010 decreased as compared to fiscal 2009, primarily due to a reduction in cash used for acquisitions and lower property, plant and equipment purchases. This was partially offset by lower cash proceeds from disposals. Fiscal 2009 included proceeds from the sale of eight of the Company's television stations and a portion of the Company's interest in NDS. Fiscal 2010 included cash proceeds of $840 million related to the disposition of the financial indexes businesses and $372 million related to the sale of a majority of the Company's eastern European television stations.

Net cash (used in) provided by financing activities for the fiscal years ended June 30, 2010 and 2009 is as follows (in millions):

For the years ended June 30,	2010	2009
Net cash (used in) provided by financing activities	$(1,445)	$315

The change in net cash used in financing activities during the fiscal year ended June 30, 2010 as compared to net cash provided in fiscal 2009 was primarily due to the redemption of the Company's 0.75% Senior Exchangeable BUCS and 5% TOPrS, as well as the repayment of $150 million Senior Notes due March 2010. The increase in cash used in financing activities was partially offset by the issuance of $600 million 6.90% Senior Notes due 2039 and $400 million 5.65% Senior Notes due 2020 in August 2009.

The total dividends declared related to fiscal 2010 results were $0.15 per share of Class A Common Stock and Class B Common Stock. In August 2010, the Company declared the final dividend on fiscal 2010 results of $0.075 per share for Class A Common Stock and Class B Common Stock. This together with the interim dividend of $0.075 per share of Class A Common Stock and Class B Common Stock constitute the total dividend relating to fiscal 2010.

Debt Instruments

Borrowings[1]

Years ended June 30,	2011	2010	2009
		(in millions)	
Borrowings			
Notes due February 2041	$1,469	$ —	$ —
Notes due February 2021	984	—	—
Notes due August 2039	—	593	—
Notes due August 2020	—	396	—
Notes due March 2019	—	—	690
Notes due March 2039	—	—	283
Bank loans	—	—	30
All other	18	38	37
Total borrowings	$2,471	$ 1,027	$1,040
Repayments of borrowings			
Senior Debentures due February 2013	$ (262)	$ —	$ —
Debt assumed in Shine acquisition[2]	(134)	—	—
LYONs	(82)	—	—
BUCS[3]	—	(1,655)	—
TOPrS[3]	—	(134)	—
Notes due March 2010	—	(150)	—
Notes due October 2008	—	—	(200)
Bank loans	(46)	(82)	(64)
All other	(33)	(59)	(79)
Total repayment of borrowings	$ (557)	$(2,080)	$ (343)

(1) See Note 10 to the Consolidated Financial Statements of News Corporation for information with respect to borrowings.

(2) See Note 3 to the Consolidated Financial Statements of News Corporation for information with respect to the Shine acquisition.

(3) See Note 11 to the Consolidated Financial Statements of News Corporation for information with respect to the redemptions of the BUCS and TOPrS.

Ratings of the Public Debt

The table below summarizes the Company's credit ratings as of June 30, 2011.

Rating Agency	Senior Debt	Outlook
Moody's	Baa1	Stable
S&P	BBB+	Stable

In July 2011, S&P's Ratings Services placed the Company's BBB+ corporate credit rating on CreditWatch with negative implications. Moody's Investors Service reaffirmed the Company's corporate credit rating of Baa1 in July 2011.

Revolving Credit Agreement

In May 2007, NAI, entered into a credit agreement (the "Credit Agreement"), among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), Citibank, N.A. as Administrative Agent and JPMorgan Chase Bank, N.A. as Syndication Agent. The Credit Agreement provides a $2.25 billion unsecured revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit and has a maturity date of May 2012. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. NAI pays a facility fee of 0.08% regardless of facility usage. NAI pays interest for borrowings at LIBOR plus 0.27% and pays commission fees on letters of credit at 0.27%. NAI pays an additional fee of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating. As of June 30, 2011, approximately $77 million in standby letters of credit, for the benefit of third parties, were outstanding.

Commitments and Guarantees

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2011.

	Payments Due by Period				
As of June 30, 2011	Total	1 year	2-3 years	4-5 years	After 5 years
			(in millions)		
Contracts for capital expenditure	$ 490	$ 408	$ 47	$ 32	$ 3
Operating leases[a]					
Land and buildings	2,746	371	644	546	1,185
Plant and machinery	1,781	251	455	342	733
Other commitments					
Borrowings	15,495	32	434	950	14,079
Sports programming rights[b]	20,493	3,412	5,283	2,441	9,357
Entertainment programming rights	3,756	1,847	1,330	436	143
Other commitments and contractual obligations[c]	4,371	1,002	1,374	604	1,391
Total commitments, borrowings and contractual obligations	$49,132	$7,323	$9,567	$5,351	$26,891

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

		Amount of Guarantees Expiration Per Period			
As of June 30, 2011 Contingent guarantees:	Total Amounts Committed	1 year	2-3 years	4-5 years	After 5 years
			(in millions)		
Sports programming rights[d]	$ 308	$ 15	$131	$162	$ —
Indemnity[e]	801	27	54	54	666
Letters of credit and other	249	249	—	—	—
	$1,358	$291	$185	$216	$666

(a) The Company leases transponders, office facilities, warehouse facilities, printing plants, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2090.

(b) The Company's contract with MLB gives the Company rights to broadcast certain regular season and post season games, as well as exclusive rights to broadcast MLB's World Series and All-Star Game through the 2013 MLB season.

Under the Company's contract with NFL, remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2014.

The Company's contracts with NASCAR give the Company rights to broadcast certain races and ancillary content through calendar year 2014.

Under the Company's contracts with certain collegiate conferences, remaining future minimum payments for program rights to broadcast certain sporting events are payable over the remaining terms of the contracts.

Under the Company's contract with Italy's National League Football, remaining future minimum payments for programming rights to broadcast National League Football matches are payable over the remaining term of the contract through fiscal 2017.

In addition, the Company has certain other local sports broadcasting rights.

(c) Primarily includes obligations relating to third party printing contracts, television rating services and paper purchase obligations.

(d) A joint-venture in which the Company owns a 50% equity interest entered into an agreement for global programming rights. Under the terms of the agreement, the Company and the other joint-venture partner have jointly guaranteed the programming rights obligation.

(e) In connection with the transaction related to the Dow Jones financial index businesses, the Company agreed to indemnify CME with respect to any payments of principal, premium and interest CME makes under its guarantee of the venture financing. (See Note 3 to the Consolidated Financial Statements of News Corporation for further discussion of this transaction.)

The table excludes the Company's pension, other postretirement benefits ("OPEB") obligations and the gross unrecognized tax benefits for uncertain tax positions as the Company is unable to reasonably predict the ultimate amount and timing. The Company made contributions of $158 million and $338 million to its pension plans in fiscal 2011 and fiscal 2010, respectively. The majority of these contributions were voluntarily made to improve the funding status of the plans. Future plan contributions are dependent upon actual plan asset returns and interest rates and statutory requirements. Assuming that actual plan asset returns are consistent with the Company's expected plan returns in fiscal 2011 and beyond, and that interest rates remain constant, the Company would not be required to make any material contributions to its U.S. pension plans for the immediate future. The Company expects to make a combination of voluntary contributions and statutory contributions of approximately $50 million to its pension plans in fiscal 2012. Payments due to participants under the Company's pension plans are primarily paid out of underlying trusts. Payments due under the Company's OPEB plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retiree populations, and are principally dependent upon the future cost of retiree medical benefits under the Company's pension plans. The Company expects its net OPEB payments to approximate $18 million in fiscal 2012. (See Note 17 to the Consolidated Financial Statements of News Corporation for further discussion of the Company's pension and OPEB plans.)

Contingencies

Other than as disclosed in the notes to the accompanying Consolidated Financial Statements of News Corporation, the Company is party to several purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. In the next twelve months, none of these arrangements that become exercisable are material. Purchase arrangements that are exercisable by the counter-party to the agreement, and that are outside the sole control of the Company, are accounted for in accordance with ASC 480-10-S99-3A "Distinguishing Liabilities from Equity." Accordingly, the fair values of such purchase arrangements are classified in redeemable noncontrolling interests.

As disclosed in the notes to the accompanying Consolidated Financial Statements of News Corporation, U.K. and U.S. regulators and governmental authorities are conducting investigations after allegations of phone hacking and inappropriate payments to police at our former publication, *News of the World*, and other related matters, including investigations into whether similar conduct may have occurred at the Company's subsidiaries outside of the U.K. The Company is cooperating fully with these investigations. It is possible that these proceedings could damage our reputation and might impair our ability to conduct our business.

The Company is not able to predict the ultimate outcome or cost associated with these investigations. Violations of law may result in civil, administrative or criminal fines or penalties. The Company has admitted liability in a number of civil cases related to the phone hacking allegations and has settled a number of cases. At June 30, 2011, the Company has provided for its best estimate of the liability for the claims that have been filed. The Company has announced a process under which parties can pursue claims against the Company, and management believes that it is probable that additional claims will be filed. It is not possible to estimate the liability for such additional claims given the early stage of this matter and the information that is currently available to the Company. If more claims are filed and additional information becomes available, the Company will update the provision for such matters. Any fees, expenses, fines, penalties, judgments or settlements which might be incurred by the Company in connection with the various proceedings could affect the Company's results of operations and financial condition.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Critical Accounting Policies

An accounting policy is considered to be critical if it is important to the Company's financial condition and results and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management of the Company and the related disclosures have been reviewed with the Audit Committee of the Company's Board of Directors. For the Company's summary of significant accounting policies, see Note 2 to the Consolidated Financial Statements of News Corporation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the estimates.

Revenue Recognition

Television, Cable Network Programming and Direct Broadcast Satellite–Advertising revenue is recognized as the commercials are aired, net of agency commissions. Subscriber fees received from subscribers, cable systems and DBS operators are recognized as revenue in the period that services are provided, net of amortization of cable distribution investments, in the case of Cable Network Programming revenues. The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Filmed Entertainment–Revenues from distribution of feature films are recognized in accordance with ASC 926. Revenues from the theatrical distribution of motion pictures are recognized as they are exhibited and revenues from DVD and Blu-ray sales, net of a reserve for estimated returns, are recognized on the date that DVD and Blu-ray units are made widely available for sale by retailers and all Company-imposed restrictions on the sale of DVD and Blu-ray units have expired. Revenues from television distribution are recognized when the motion picture or television program is made available to the licensee for broadcast.

Management bases its estimates of ultimate revenue for each film on the historical performance of similar films, incorporating factors such as the past box office record of the lead actors and actresses, the genre of the film, pre-release market research (including test market screenings) and the expected number of theaters in which the film will be released. Management updates such estimates based on information available on the actual results of each film through its life cycle.

License agreements for the broadcast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for broadcast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for broadcast under the terms of the related licensing agreement.

Filmed Entertainment and Television Programming Costs

Accounting for the production and distribution of motion pictures and television programming is in accordance with ASC 926, which requires management's judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each program or its license period. These judgments are used to determine the amortization of capitalized filmed entertainment and television programming costs, the expensing of participation and residual costs associated with revenues earned and any fair value adjustments.

In accordance with ASC 926, the Company amortizes filmed entertainment and television programming costs using the individual-film-forecast method. Under the individual-film-forecast method, such programming costs are amortized for each film or television program in the ratio that current period actual revenue for such title bears to management's estimated ultimate revenue as of the beginning of the current fiscal year to be recognized over approximately a six year period or operating profits to be realized from all media and markets for such title. Management bases its estimates of ultimate revenue for each film on factors such as historical performance of similar films, the star power of the lead actors and actresses and once released actual results of each film. For each television program, management bases its estimates of ultimate revenue on the performance of the television programming in the initial markets, the existence of future firm commitments to sell additional episodes of the program and the past performance of similar television programs. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value.

The costs of national sports contracts at FOX and for international sports rights agreements are charged to expense based on the ratio of each period's operating profit to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts for a specified number of events are amortized on an event-by-event basis, while costs for local and regional sports contracts for a specified season are amortized over the season on a straight-line basis.

Original cable programming is amortized on an accelerated basis. Management regularly reviews, and revises when necessary, its total revenue estimates on a contract basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances, such as technological advances, changes to the Company's business model or capital strategy, could result in the actual useful lives differing from the Company's estimates. In those cases, where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Intangible Assets

The Company has a significant amount of intangible assets, including goodwill, FCC licenses, and other copyright products and trademarks. Intangible assets acquired in business combinations are recorded at their estimated fair value at the date of acquisition. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair values assigned to its tangible and identifiable intangible net assets and is assigned to one or more reporting units for purposes of testing for impairment. The judgments made in determining the estimated fair value assigned to each class of intangible assets acquired, their reporting unit, as well as their useful lives can significantly impact net income.

The Company accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the tangible net assets acquired is recorded as intangibles. Amounts recorded as goodwill are assigned to one or more reporting units. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. Identifying reporting units and assigning goodwill to them requires judgment involving the aggregation of business units with similar economic characteristics and the identification of existing business units that benefit from the acquired goodwill. The Company allocates goodwill to disposed businesses using the relative fair value method.

Carrying values of goodwill and intangible assets with indefinite lives are reviewed at least annually for possible impairment in accordance with ASC 350. The Company's impairment review is based on, among other methods, a discounted cash flow approach that requires significant management judgments. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts, may signal that an asset has become impaired.

The Company uses the direct valuation method to value identifiable intangibles for purchase accounting and impairment testing. The direct valuation method used for FCC licenses requires, among other inputs, the use of published industry data that are based on subjective judgments about future advertising revenues in the markets where the Company owns television stations. This method also involves the use of management's judgment in estimating an appropriate discount rate reflecting the risk of a market participant in the U.S. broadcast industry. The resulting fair values for FCC licenses are sensitive to these long-term assumptions and any variations to such assumptions could result in an impairment to existing carrying values in future periods and such impairment could be material.

The Company's goodwill impairment reviews are determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit by primarily using a discounted cash flow analysis and market-based valuation approach methodologies. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the analyses are based on the Company's estimated outlook and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, the Company evaluates its results against other value indicators, such as comparable public company trading values. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. The implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

During fiscal 2011, the Company recorded an impairment charge for its Digital Media Group which is considered a reporting unit under ASC 350. The Company continues to monitor this reporting unit due to the impairment charges recorded in fiscal 2011. Goodwill at risk for future impairment related to this reporting unit totaled $243 million as of June 30, 2011. The Company will continue to monitor its goodwill and intangible assets for possible future impairment.

Income Taxes

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions in which it operates. The Company computes its annual tax rate based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it earns income. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining the Company's tax expense and in evaluating its tax positions including evaluating uncertainties under ASC 740 "Income Taxes".

The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

Employee Costs

The measurement and recognition of costs of the Company's various pension and other postretirement benefit plans require the use of significant management judgments, including discount rates, expected return on plan assets, future compensation and other actuarial assumptions.

The Company maintains defined benefit pension plans covering a significant number of its employees and retirees. The primary plans are closed to new participants. For financial reporting purposes, net periodic pension expense (income) is calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations and an expected rate of return on plan assets. The Company considers current market conditions, including changes in investment returns and interest rates, in making these assumptions. In developing the expected long-term rate of return, the Company considered the pension portfolio's past average rate of returns, and future return expectations of the various asset classes.

The expected long-term rate of return is based on an asset allocation assumption of 50% equities, 39% fixed-income securities and 11% in cash and other investments.

The discount rate reflects the market rate for high-quality fixed-income investments on the Company's annual measurement date of June 30 and is subject to change each fiscal year. The discount rate assumptions used to account for pension and other postretirement benefit plans reflect the rates at which the benefit obligations could be effectively settled. The rate was determined by matching the Company's expected benefit payments for the primary plans to a hypothetical yield curve developed using a portfolio of several hundred high-quality non-callable corporate bonds.

The key assumptions used in developing the Company's fiscal 2011, 2010 and 2009 net periodic pension expense (income) for its plans consist of the following:

	2011	2010	2009
		($ in millions)	
Discount rate used to determine net periodic benefit cost	5.7%	7.0%	6.7%
Assets:			
Expected rate of return	7.0%	7.0%	7.0%
Expected return	$ 171	$ 138	$ 143
Actual return	$ 326	$ 237	$ (230)
Gain/(Loss)	$ 155	$ 99	$ (373)
One year actual return	13.7%	12.7%	(10.8)%
Five year actual return	4.4%	3.9%	3.5%

The weighted average discount rate is volatile from year to year because it is determined based upon the prevailing rates in the United States, the United Kingdom and Australia as of the measurement date. The Company will utilize a weighted average discount rate of 5.7% in calculating the fiscal 2012 net periodic pension expense for its plans. The Company will continue to use a weighted average long-term rate of return of 7% for fiscal 2012 based principally on a combination of asset mix and historical experience of actual plan returns. The accumulated net losses on the Company's pension plans at June 30, 2011 were $835 million which decreased from $940 million at June 30, 2010. This decrease of $105 million was due primarily to an actual plan asset return of 13.7% in fiscal 2011, which was higher than the expected rate of return of 7%, and loss amortization in fiscal 2011. The net accumulated losses at June 30, 2011 were primarily the result of changes in discount rates and deferred asset losses. Lower discount rates increase present values of benefit obligations and increase the Company's deferred losses and also increase subsequent-year pension expense. Higher discount rates decrease the present values of benefit obligations and reduce the Company's accumulated net loss and also decrease subsequent-year pension expense. These deferred losses are being systematically recognized into future net periodic pension expense in accordance with ASC 715 "Compensation–Retirement Benefits." Unrecognized losses in excess of 10% of the greater of the market-related value of plan assets or the plans projected benefit obligation are recognized over the average future service of the plan participants.

The Company made contributions of $158 million, $338 million and $214 million to its pension plans in fiscal 2011, 2010 and 2009, respectively. The majority of these contributions were voluntarily made to improve the funding status of the plans which were impacted by the economic conditions noted above. Future plan contributions are dependent upon actual plan asset returns, statutory requirements and interest rate movements. Assuming that actual plan returns are consistent with the Company's expected plan returns in fiscal 2011 and beyond, and that interest rates remain constant, the Company would not be required to make any material statutory contributions to its primary U.S. pension plans for the immediate future. The Company will continue to make voluntary contributions as necessary to improve funded status.

Changes in net periodic pension expense may occur in the future due to changes in the Company's expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of the Company's pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Changes in Assumption	Impact on Annual Pension Expense	Impact on PBO
0.25 percentage point decrease in discount rate	Increase $16 million	Increase $128 million
0.25 percentage point increase in discount rate	Decrease $16 million	Decrease $128 million
0.25 percentage point decrease in expected rate of return on assets	Increase $7 million	—
0.25 percentage point increase in expected rate of return on assets	Decrease $7 million	—

Fiscal 2012 net periodic pension expense for the Company's pension plans is expected to be approximately $146 million as compared to $168 million for fiscal 2011. The decrease is primarily due to an improved asset return which reduces the amount of deferred losses recognized in net periodic pension expense as noted above.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements of News Corporation for discussion of recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

The Company has exposure to several types of market risk: changes in foreign currency exchange rates, interest rates, and stock prices. The Company neither holds nor issues financial instruments for trading purposes.

The following sections provide quantitative information on the Company's exposure to foreign currency exchange rate risk, interest rate risk and stock price risk. The Company makes use of sensitivity analyses that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Foreign Currency Exchange Rates

The Company conducts operations in four principal currencies: the U.S. dollar; the British pound sterling; the Euro; and the Australian dollar. These currencies operate as the functional currency for the Company's U.S., United Kingdom, Italian and Australian operations, respectively. Cash is managed centrally within each of the four regions with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, draw downs in the appropriate local currency are available from intercompany borrowings. Since earnings of the Company's Australian, United Kingdom and Italian operations are expected to be reinvested in those businesses indefinitely, the Company does not hedge its investment in the net assets of those foreign operations.

At June 30, 2011, the Company's outstanding financial instruments with foreign currency exchange rate risk exposure had an aggregate fair value of $193 million (including the Company's non-U.S. dollar-denominated fixed rate debt). The potential increase in the fair values of these instruments resulting from a 10% adverse change in quoted foreign currency exchange rates would be approximately $79 million at June 30, 2011.

Interest Rates

The Company's current financing arrangements and facilities include approximately $15.5 billion of outstanding fixed-rate debt and the Credit Agreement, which carries variable rates. Fixed and variable rate debts are impacted differently by changes in interest rates. A change in the interest rate or yield of fixed rate debt will only impact the fair market value of such debt, while a change in the interest rate of variable debt will impact interest expense, as well as the amount of cash required to service such debt. As of June 30, 2011, substantially all of the Company's financial instruments with exposure to interest rate risk were denominated in U.S. dollars and had an aggregate fair value of approximately $17.2 billion. The potential change in fair market value for these financial instruments from an adverse 10% change in quoted interest rates across all maturities, often referred to as a parallel shift in the yield curve, would be approximately $1 billion at June 30, 2011.

Stock Prices

The Company has common stock investments in several publicly traded companies that are subject to market price volatility. These investments principally represent the Company's equity affiliates and had an aggregate fair value of approximately $12.5 billion as of June 30, 2011. A hypothetical decrease in the market price of these investments of 10% would result in a fair value of approximately $11.2 billion. Such a hypothetical decrease would result in a before tax decrease in comprehensive income of approximately $36 million, as any changes in fair value of the Company's equity affiliates are not recognized unless deemed other-than-temporary, as these investments are accounted for under the equity method.

Credit Risk

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

The Company's receivables did not represent significant concentrations of credit risk at June 30, 2011 or 2010 due to the wide variety of customers, markets and geographic areas to which the Company's products and services are sold.

The Company monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. At June 30, 2011, the Company did not anticipate nonperformance by any of the counterparties.

News Corporation
Index To Consolidated Financial Statements

Management's Report on Internal Control Over Financial Reporting

Management of News Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. News Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of News Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of News Corporation are being made only in accordance with authorization of management and directors of News Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, the assessment of the effectiveness of internal control over financial reporting was made as of a specific date. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Company's principal executive officer and principal financial officer, conducted an assessment of the effectiveness of News Corporation's internal control over financial reporting as of June 30, 2011, based on criteria for effective internal control over financial reporting described in "*Internal Control – Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of News Corporation's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of News Corporation's Board of Directors.

Based on this assessment, management determined that, as of June 30, 2011, News Corporation maintained effective internal control over financial reporting.

Ernst & Young LLP, the independent registered public accounting firm who audited and reported on the Consolidated Financial Statements of News Corporation included in this Annual Report, has issued an attestation report on the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of News Corporation:

We have audited News Corporation's internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). News Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, News Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of News Corporation as of June 30, 2011 and 2010, and the related consolidated statements of operations, cash flows, and equity and other comprehensive income for each of the three years in the period ended June 30, 2011 and our report dated August 12, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
August 12, 2011

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of News Corporation:

We have audited the accompanying consolidated balance sheets of News Corporation as of June 30, 2011 and 2010, and the related consolidated statements of operations, cash flows, and equity and other comprehensive income for each of the three years in the period ended June 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of News Corporation at June 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), News Corporation's internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 12, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
August 12, 2011

Consolidated Statements of Operations

For the years ended June 30,	2011	2010	2009
	(In millions, except per share amounts)		
Revenues	$ 33,405	$ 32,778	$ 30,423
Operating expenses	(21,058)	(21,015)	(19,563)
Selling, general and administrative	(6,306)	(6,619)	(6,164)
Depreciation and amortization	(1,191)	(1,185)	(1,138)
Impairment and restructuring charges	(313)	(253)	(9,208)
Equity earnings (losses) of affiliates	462	448	(309)
Interest expense, net	(966)	(991)	(927)
Interest income	126	91	91
Other, net	18	69	1,256
Income (loss) from continuing operations before income tax expense	4,177	3,323	(5,539)
Income tax (expense) benefit	(1,029)	(679)	2,229
Income (loss) from continuing operations	3,148	2,644	(3,310)
Loss on disposition of discontinued operations, net of tax	(254)	—	—
Net income (loss)	2,894	2,644	(3,310)
Less: Net income attributable to noncontrolling interests	(155)	(105)	(68)
Net income (loss) attributable to News Corporation stockholders	$ 2,739	$ 2,539	$ (3,378)
Income (loss) from continuing operations attributable to News Corporation stockholders			
Basic	$ 1.14	$ 0.97	$ (1.29)
Diluted	$ 1.14	$ 0.97	$ (1.29)
Net income (loss) attributable to News Corporation stockholders			
Basic	$ 1.04	$ 0.97	$ (1.29)
Diluted	$ 1.04	$ 0.97	$ (1.29)

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Balance Sheets

As of June 30,	2011	2010
	(In millions, except share and per share amounts)	
Assets:		
Current assets:		
Cash and cash equivalents	$12,680	$ 8,709
Receivables, net	6,330	6,431
Inventories, net	2,332	2,392
Other	442	492
Total current assets	21,784	18,024
Non-current assets:		
Receivables	350	346
Investments	4,867	3,515
Inventories, net	4,198	3,254
Property, plant and equipment, net	6,542	5,980
Intangible assets, net	8,587	8,306
Goodwill	14,697	13,749
Other non-current assets	955	1,210
Total assets	$61,980	$54,384
Liabilities and Equity:		
Current liabilities:		
Borrowings	$ 32	$ 129
Accounts payable, accrued expenses and other current liabilities	5,773	5,204
Participations, residuals and royalties payable	1,511	1,682
Program rights payable	1,298	1,135
Deferred revenue	957	712
Total current liabilities	9,571	8,862
Non-current liabilities:		
Borrowings	15,463	13,191
Other liabilities	2,908	2,979
Deferred income taxes	3,712	3,486
Redeemable noncontrolling interests	242	325
Commitments and contingencies		
Equity:		
Class A common stock[1]	18	18
Class B common stock[2]	8	8
Additional paid-in capital	17,435	17,408
Retained earnings and accumulated other comprehensive income	12,045	7,679
Total News Corporation stockholders' equity	29,506	25,113
Noncontrolling interests	578	428
Total equity	30,084	25,541
Total liabilities and equity	$61,980	$54,384

(1) Class A common stock, $0.01 par value per share, 6,000,000,000 shares authorized, 1,828,315,242 shares and 1,822,301,780 shares issued and outstanding, net of 1,776,534,202 and 1,776,740,787 treasury shares at par at June 30, 2011 and 2010, respectively.

(2) Class B common stock, $0.01 par value per share, 3,000,000,000 shares authorized, 798,520,953 shares issued and outstanding, net of 313,721,702 treasury shares at par at June 30, 2011 and 2010, respectively.

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended June 30,	2011	2010	2009
		(In millions)	
Operating activities:			
Net income (loss)	$ 2,894	$ 2,644	$(3,310)
Loss on disposition of discontinued operations, net of tax	254	—	—
Income (loss) from continuing operations	3,148	2,644	(3,310)
Adjustments to reconcile income (loss) from continuing operations to cash provided by operating activities:			
Depreciation and amortization	1,191	1,185	1,138
Amortization of cable distribution investments	92	84	88
Equity (earnings) losses of affiliates	(462)	(448)	309
Cash distributions received from affiliates	310	317	298
Impairment charges (net of tax of nil, $19 million and $1,707 million, respectively)	168	181	7,189
Other, net	(18)	(69)	(1,256)
Change in operating assets and liabilities, net of acquisitions:			
Receivables and other assets	377	(282)	194
Inventories, net	(627)	(110)	(485)
Accounts payable and other liabilities	292	352	(1,917)
Net cash provided by operating activities	4,471	3,854	2,248
Investing activities:			
Property, plant and equipment, net of acquisitions	(1,171)	(914)	(1,101)
Acquisitions, net of cash acquired	(831)	(143)	(809)
Investments in equity affiliates	(326)	(428)	(403)
Other investments	(322)	(85)	(76)
Proceeds from dispositions	403	1,257	1,762
Net cash used in investing activities	(2,247)	(313)	(627)
Financing activities:			
Borrowings	2,471	1,027	1,040
Repayment of borrowings	(557)	(2,080)	(343)
Issuance of shares	12	24	4
Dividends paid	(500)	(418)	(366)
Purchase of subsidiary shares from noncontrolling interests	(116)	—	(38)
Sale of subsidiary shares to noncontrolling interests	50	—	—
Other, net	—	2	18
Net cash provided by (used in) financing activities	1,360	(1,445)	315
Net increase in cash and cash equivalents	3,584	2,096	1,936
Cash and cash equivalents, beginning of year	8,709	6,540	4,662
Exchange movement of opening cash balance	387	73	(58)
Cash and cash equivalents, end of year	$12,680	$ 8,709	$ 6,540

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Statements of Equity and Other Comprehensive Income

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings and Accumulated Other Comprehensive Income	Total News Corporation Equity	Noncontrolling Interests[1]	Total Equity
	Shares	Amount	Shares	Amount					
	(In millions)								
Balance. June 30, 2008	1,810	$18	799	$ 8	$17,214	$11,383	$28,623	$ 631	$29,254
Net (loss) income	—	—	—	—	—	(3,378)	(3,378)	72	(3,306)
Unrealized holding gains on securities, net of tax	—	—	—	—	—	2	2	—	2
Benefit plan adjustments	—	—	—	—	—	(92)	(92)	—	(92)
Foreign currency translation adjustments	—	—	—	—	—	(1,671)	(1,671)	(22)	(1,693)
Comprehensive (loss) income	—	—	—	—	—	(5,139)	(5,139)	50	(5,089)
Dividends declared	—	—	—	—	—	(314)	(314)	—	(314)
Shares issued	5	—	—	—	77	—	77	—	77
Change in value of redeemable noncontrolling interest and other	—	—	—	—	63	(86)	(23)	(273)	(296)
Balance. June 30, 2009	1,815	$18	799	$ 8	$17,354	$ 5,844	$23,224	$ 408	$23,632
Net income	—	—	—	—	—	2,539	2,539	96	2,635
Unrealized holding gains on securities, net of tax	—	—	—	—	—	49	49	—	49
Benefit plan adjustments	—	—	—	—	—	(208)	(208)	—	(208)
Foreign currency translation adjustments	—	—	—	—	—	(248)	(248)	1	(247)
Comprehensive income	—	—	—	—	—	2,132	2,132	97	2,229
Dividends declared	—	—	—	—	—	(353)	(353)	—	(353)
Shares issued	7	—	—	—	83	—	83	—	83
Change in value of redeemable noncontrolling interest and other	—	—	—	—	(29)	56	27	(77)	(50)
Balance. June 30, 2010	1,822	$18	799	$ 8	$17,408	$ 7,679	$25,113	$ 428	$25,541
Net income	—	—	—	—	—	2,739	2,739	131	2,870
Unrealized holding gains on securities, net of tax	—	—	—	—	—	88	88	—	88
Benefit plan adjustments	—	—	—	—	—	54	54	—	54
Foreign currency translation adjustments	—	—	—	—	—	1,893	1,893	14	1,907
Comprehensive income	—	—	—	—	—	4,774	4,774	145	4,919
Dividends declared	—	—	—	—	—	(396)	(396)	—	(396)
Shares issued	6	—	—	—	82	—	82	—	82
Change in value of redeemable noncontrolling interest and other	—	—	—	—	(55)	(12)	(67)	5	(62)
Balance. June 30, 2011	1,828	$18	799	$ 8	$17,435	$12,045	$29,506	$ 578	$30,084

(1) Net income attributable to noncontrolling interests excludes $24 million, $9 million and $(4) million relating to redeemable noncontrolling interests which is reflected in temporary equity for the fiscal years ended June 30, 2011, 2010 and 2009, respectively. Foreign currency translation adjustments exclude $1 million, $(3) million and $(16) million relating to redeemable noncontrolling interests for the fiscal years ended June 30, 2011, 2010 and 2009, respectively. Other activity attributable to noncontrolling interests excludes $(108) million, $(24) million and nil relating to redeemable noncontrolling interests for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

The accompanying notes are an integral part of these audited consolidated financial statements.

Notes to the Consolidated Financial Statements

NOTE 1. **Description of Business**

News Corporation and its subsidiaries (together, "News Corporation" or the "Company") is a Delaware corporation. News Corporation is a diversified global media company, which manages and reports its businesses in six segments: Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite ("DBS") operators primarily in the United States, Latin America, Europe and Asia; Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming worldwide; Television, which principally consists of the broadcasting of network programming in the United States and the operation of 27 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 17 are affiliated with the Fox Broadcasting Company ("FOX") and ten are affiliated with Master Distribution Service, Inc. ("MyNetworkTV") programming distribution service); Direct Broadcast Satellite Television, which consists of the distribution of basic and premium programming services via satellite and broadband directly to subscribers in Italy; Publishing which principally consists of the publication of newspapers in the United Kingdom, Australia and the United States as well as the provision of information services, the publication of English language books throughout the world and the publication of free-standing inserts and provision of in-store marketing products and services in the United States and Canada; and Other, which includes the Company's digital media properties, Wireless Generation, an educational technology business and News Outdoor Group ("News Outdoor"), an advertising business which offers display advertising primarily in outdoor locations throughout Russia and Eastern Europe. (See Note 24 – Subsequent Events)

NOTE 2. **Summary of Significant Accounting Policies**

Principles of consolidation

The consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810-10, "Consolidation" ("ASC 810-10"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated in accordance with ASC 810-10. All significant intercompany accounts and transactions have been eliminated in consolidation, including the intercompany portion of transactions with equity method investees.

Changes in the Company's ownership interest in a consolidated subsidiary where a controlling financial interest is retained are accounted for as a capital transaction. When the Company ceases to have a controlling interest in a consolidated subsidiary the Company will recognize a gain or loss in net income upon deconsolidation.

Certain fiscal 2010 and 2009 amounts have been reclassified to conform to the fiscal 2011 presentation.

The Company's fiscal year ends on the Sunday closest to June 30. Fiscal year 2011 included 53 weeks, with the 53rd week falling in the fourth fiscal quarter, while fiscal years 2010 and 2009 included 52 weeks. All references to June 30, 2011, June 30, 2010 and June 30, 2009 relate to the twelve month periods ended July 3, 2011, June 27, 2010 and June 28, 2009, respectively. For convenience purposes, the Company continues to date its financial statements as of June 30.

Use of estimates

The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Concentration of credit risk

Cash and cash equivalents are maintained with several financial institutions. The Company has deposits held with banks that exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

Receivables, net

Receivables, net are presented net of an allowance for returns and doubtful accounts, which is an estimate of amounts that may not be collectible. In determining the allowance for returns, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's products. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return. The allowance for doubtful accounts is estimated based on historical experience, receivable aging, current economic trends and specific identification of certain receivables that are at risk of not being paid.

The Company has receivables with original maturities greater than one year in duration principally related to the Company's sale of program rights in the television syndication markets within the Filmed Entertainment segment. Allowances for credit losses are established against these non-current receivables as necessary. As of June 30, 2011 and 2010 these allowances were not material.

Receivables, net consist of:

At June 30,	2011	2010
	(in millions)	
Total receivables	$ 7,779	$ 7,947
Allowances for returns and doubtful accounts	(1,099)	(1,170)
Total receivables, net	6,680	6,777
Less: current receivables, net	(6,330)	(6,431)
Non-current receivables, net	$ 350	$ 346

Inventories

Filmed Entertainment Costs:

In accordance with ASC 926, "Entertainment – Films" ("ASC 926") Filmed Entertainment costs include capitalized production costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations and talent residuals, are recognized as operating expenses on an individual film or network series based on the ratio that fiscal 2011's gross revenues bear to management's estimate of total remaining ultimate gross revenues. Television production costs incurred in excess of the amount of revenue contracted for each episode in the initial market are expensed as incurred on an episode-by-episode basis. Estimates for initial syndication and basic cable revenues are not included in the estimated lifetime revenues of network series until such sales are probable. Television production costs incurred subsequent to the establishment of secondary markets are capitalized and amortized. Marketing costs and development costs under term deals are charged as operating expenses as incurred. Development costs for projects not produced are written-off at the earlier of the time the decision is made not to develop the story or after three years.

Filmed Entertainment costs are stated at the lower of unamortized cost or estimated fair value on an individual motion picture or television product basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television production's fair value.

Programming Costs:

In accordance with ASC 920, "Entertainment – Broadcasters," costs incurred in acquiring program rights or producing programs for the Television, DBS and Cable Network Programming segments are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Television broadcast network and original cable programming are amortized on an accelerated basis. The Company has single and multi-year contracts for broadcast rights of programs and sporting events. At the inception of these contracts and at least annually, the Company evaluates the recoverability of the costs associated therewith, using aggregate estimated advertising and other revenues directly attributable to the program material and related expenses. Where an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortization is provided. The costs of national sports contracts at FOX are charged to expense based on the ratio of each period's operating profits to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and, accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts for a specified number of events are amortized on an event-by-event basis while costs for local and regional sports contracts for a specified season are amortized over the season on a straight-line basis.

Inventories for other divisions are valued at the lower of cost or net realizable value. Cost is primarily determined by the first in, first out average cost method or by specific identification.

Investments

Investments in and advances to equity or joint ventures in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when the Company owns an interest between 20% and 50% and exercises significant influence. In certain circumstances, investments for which the Company owns more than 50% but does not control policy decisions would be accounted for by the equity method.

Under the equity method of accounting the Company includes its investment and amounts due to and from its equity method investments in its consolidated balance sheets. The Company's consolidated statements of operations include the Company's share of the investees' earnings (losses) and the Company's consolidated statements of cash flows include all cash received from or paid to the investee.

The difference between the Company's investment and its share of the fair value of the underlying net assets of the investee is first allocated to either finite-lived intangibles or indefinite-lived intangibles and the balance is attributed to goodwill. The Company follows ASC 350, "Intangibles – Goodwill and Other" ("ASC 350"), which requires that equity method finite-lived intangibles be amortized over their estimated useful life while indefinite-lived intangibles and goodwill are not amortized.

Investments in which the Company has no significant influence (generally less than a 20% ownership interest) or does not exert significant influence are designated as available-for-sale investments if readily determinable market values are available. If an investment's fair value is not readily determinable, the Company accounts for its investment at cost. The Company reports available-for-sale investments at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are included in accumulated other comprehensive income, net of applicable taxes and other adjustments until the investment is sold or considered impaired. Dividends and other distributions of earnings from available-for-sale investments and cost investments are included in Interest income in the consolidated statements of operations when declared.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated useful life of two to 50 years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred. Changes in circumstances, such as technological advances or changes to the Company's business model or capital strategy, could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life, thereby increasing depreciation expense.

Goodwill and intangible assets

The Company has a significant amount of intangible assets, including goodwill, film and television libraries, Federal Communications Commission ("FCC") licenses, newspaper mastheads, distribution networks, publishing rights and other copyright products and trademarks. Goodwill is recorded as the difference between the cost of acquiring entities and amounts assigned to their tangible and identifiable intangible net assets. In accordance with ASC 350, the Company's goodwill and indefinite-lived intangible assets, which primarily consist of FCC licenses, are tested annually for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. Intangible assets with finite lives are generally amortized over their estimated useful lives. The impairment assessment of indefinite-lived intangibles compares the fair value of these intangible assets to their carrying value.

The Company's goodwill impairment reviews are determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

Asset impairments

Investments

Equity method investments are regularly reviewed for impairment by initially comparing their fair value to their respective carrying amounts each quarter. The Company determines the fair value of its public company investments by reference to their publicly traded stock price. With respect to private company investments, the Company makes its estimate of fair value by considering other available information, including recent investee equity transactions, discounted cash flow analyses, estimates based on comparable public company operating multiples and, in certain situations, balance sheet liquidation values. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred, including the length of the time and extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value and other factors influencing the fair market value, such as general market conditions.

The Company regularly reviews available-for-sale investment securities for other-than-temporary impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold until recovery and the financial strength and specific prospects of the issuer of the security.

The Company regularly reviews investments accounted for at cost for other-than-temporary impairment based on criteria that include the extent to which the investment's carrying value exceeds its related estimated fair value, the duration of the estimated fair value decline, the Company's ability to hold until recovery and the financial strength and specific prospects of the issuer of the security.

Long-lived assets

ASC 360, "Property, Plant, and Equipment," ("ASC 360") and ASC 350 require that the Company periodically review the carrying amounts of its long-lived assets, including property, plant and equipment and finite-lived intangible assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized if the carrying value of such asset exceeds its fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less their costs to sell.

Financial instruments

The carrying value of the Company's financial instruments, including cash and cash equivalents and cost investments, approximate fair value. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. Derivative instruments embedded in other contracts, such as convertible debt securities and exchangeable securities, are separated into their host and derivative financial instrument components. The derivative component is recorded at its estimated fair value in the consolidated balance sheets with changes in estimated fair value recorded in Other, net in the consolidated statements of operations.

Guarantees

The Company follows ASC 460, "Guarantees" ("ASC 460"). ASC 460 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

Television, Cable Network Programming and DBS:

Advertising revenue is recognized as the commercials are aired. Subscriber fees received from cable systems and DBS operators for cable network programming are recognized as revenue in the period services are provided. DBS subscription and pay-per-view revenues are recognized when programming is broadcast to subscribers, while fees for equipment rental are recognized as revenue on a straight-line basis over the contract period.

The Company classifies the amortization of cable distribution investments (capitalized fees paid to a cable or DBS operator to facilitate the launch of a cable network) against revenue in accordance with ASC 605-50, "Revenue Recognition – Customer Payments and Incentives" ("ASC 605-50"). The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Filmed Entertainment:

Revenues are recognized in accordance with ASC 926. Revenues from the distribution of motion pictures are recognized as they are exhibited, and revenues from home entertainment sales, net of a reserve for estimated returns, are recognized on the date that DVD and Blu-ray units are made available for sale by retailers and all Company-imposed restrictions on the sale of DVD and Blu-ray units have expired.

License agreements for the broadcast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for broadcast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television products which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for broadcast under the terms of the related licensing agreement.

Publishing

Advertising revenue from newspapers and integrated marketing services is recognized when the advertisements are published. Subscription revenues from the Company's print and online publications and electronic information services is recognized as earned, pro rata on a per-issue basis, over the subscription period. Revenues earned from book publishing are recognized upon passing of control to the buyer.

Sales returns

Consistent with industry practice, certain of the Company's products, such as home entertainment products, books and newspapers, are sold with the right of return. The Company records, as a reduction of revenue, the estimated impact of such returns. In determining the estimate of product sales that will be returned, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's product. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return.

Multiple Element Arrangements

Revenues or costs derived from contracts that contain multiple products and services are allocated based on the relative fair value of each delivered or purchased item. Each product or service being delivered or purchased, is accounted for separately, based on the relevant revenue or cost recognition accounting policies.

On July 1, 2010, the Company adopted Accounting Standards Update ("ASU") 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). ASU 2009-13 revises the criteria for separating and allocating consideration for each deliverable in a multiple-deliverable arrangement and establishes a hierarchy for determining the selling price of each deliverable. Under the guidance, revenues are allocated based on the relative selling price of each deliverable. The selling price used for each deliverable is based on the Company-specific objective evidence if available, third party evidence if Company-specific evidence is not available, or estimated selling price for the stand-alone sale of the deliverable if neither Company-specific objective evidence nor third party evidence is available. The adoption of ASU 2009-13 did not have a material effect on the Company's consolidated financial statements.

Subscriber acquisition costs

Subscriber acquisition costs in the DBS segment primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. All costs, including hardware, installation and commissions, are expensed upon activation. However, where legal ownership is retained in the equipment, the cost of the equipment is capitalized and depreciated over the useful life. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising, which are expensed as incurred.

Advertising expenses

The Company expenses advertising costs as incurred, including advertising expenses for theatrical and television product in accordance with ASC 720-35, "Other Expenses – Advertising Cost." Advertising expenses recognized totaled $2.7 billion for the fiscal year ended June 30, 2011 and $2.5 billion for each of the fiscal years ended June 30, 2010 and 2009.

Translation of foreign currencies

Income and expense accounts of foreign subsidiaries and affiliates are translated into U.S. dollars using the current rate method, whereby trading results are converted at the average rate of exchange for the period and assets and liabilities are converted at the closing rates on the period end date. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Gains and losses from foreign currency transactions are included in income for the period.

Capitalization of interest

Interest cost on funds invested in major projects, primarily theatrical productions, with substantial development and construction phases are capitalized until production or operations commence. Once production or operations commence, the interest costs are expensed as incurred. Capitalized interest is amortized over future periods on a basis consistent with that of the project to which it relates. Total interest capitalized was $44 million in both the fiscal years ended June 30, 2011 and 2010 and $55 million for the fiscal year ended June 30, 2009. Amortization of capitalized interest for the fiscal years ended June 30, 2011, 2010 and 2009 was $56 million, $73 million and $50 million, respectively.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

Earnings per share

Basic earnings per share for the Class A common stock, par value $0.01 per share ("Class A Common Stock"), and Class B common stock, par value $0.01 per share ("Class B Common Stock") is calculated by dividing Net income (loss) attributable to News Corporation stockholders by the weighted average number of shares of Class A Common Stock and Class B Common Stock outstanding. Diluted earnings per share for Class A Common Stock and Class B Common Stock is calculated similarly, except that the calculation includes the dilutive effect of the assumed issuance of shares issuable under the Company's equity-based compensation plans.

Comprehensive income

The Company follows ASC 220, "Comprehensive Income," for the reporting and display of comprehensive income. The components of accumulated comprehensive income were as follows:

For the years ended June 30,	2011	2010	2009
		(in millions)	
Accumulated other comprehensive income, net of tax:			
Unrealized holding gains on securities:			
Balance, beginning of year	$ 122	$ 73	$ 71
Fiscal year activity	88	49	2
Balance, end of year	210	122	73
Pension plans:			
Balance, beginning of year	(591)	(383)	(291)
Fiscal year activity	54	(208)	(92)
Balance, end of year	(537)	(591)	(383)
Foreign currency translation:			
Balance, beginning of year	67	315	1,986
Fiscal year activity[(1)]	1,893	(248)	(1,671)
Balance, end of year	1,960	67	315
Total accumulated other comprehensive income, net of tax			
Balance, beginning of year	(402)	5	1,766
Fiscal year activity, net of income tax (expense) benefit of $(60) million, $74 million and $70 million	2,035	(407)	(1,761)
Balance, end of year	$1,633	$(402)	$ 5

(1) Excludes $15 million, $(2) million and $(38) million relating to noncontrolling interests and redeemable noncontrolling interests for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

Equity based compensation

The Company accounts for share based payments in accordance with ASC 718, "Compensation – Stock Compensation" ("ASC 718"). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. ASC 718 establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees.

Derivatives

ASC 815, "Derivatives and Hedging" ("ASC 815"), requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability (See Note 7 – Fair Value). ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company uses financial instruments designated as cash flow hedges to hedge its limited exposures to foreign currency exchange risks associated with the costs for producing or acquiring films and television programming abroad. All cash flow hedges are recorded at fair value on the consolidated balance sheets. (See Note 7 – Fair Value) The effective changes in fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income with foreign currency translation adjustments. Amounts are reclassified from accumulated other comprehensive income when the underlying hedged item is recognized in earnings. If derivatives are not designated as hedges, changes in fair value are recorded in earnings as Other, net in the consolidated statements of operations.

Recent accounting pronouncements

On July 1, 2010, the Company adopted the new provisions of ASC 810-10-65-2, "Transition Related to FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)." ASC 810-10-65-2 changes the approach to determining the primary beneficiary of a variable interest entity ("VIE") and requires the Company to regularly assess whether it is the primary beneficiary of a VIE. The Company's adoption of ASC 810-10-65-2 did not have a material effect on the Company's consolidated financial statements.

The Company has an unconsolidated investment in a VIE and the Company's aggregate risk of loss related to this unconsolidated VIE as of June 30, 2011 was approximately $544 million which consisted of debt and equity securities and was included in Investments in the consolidated balance sheets. In addition, the Company has agreed to provide loans to this VIE of approximately $150 million. As of June 30, 2011, funding of these loans has not yet been requested by this VIE.

The Company also has a consolidated investment in a VIE; however, the assets, liabilities, net income and cash flows attributable to this entity were not material to the Company in any of the periods presented.

NOTE 3. Acquisitions, Disposals and Other Transactions

Fiscal 2011 Transactions

During the first quarter of fiscal 2011, the Company acquired an additional interest in Asianet Communications Limited ("Asianet"), an Asian general entertainment television joint venture, for approximately $92 million in cash. As a result of this transaction, the Company increased its interest in Asianet to 75% from the 51% it owned at June 30, 2010.

In November 2010, the Company formed a joint venture with China Media Capital ("CMC"), a media investment fund in China, to explore new growth opportunities. The Company transferred the equity and related assets of its STAR China business along with the Fortune Star Chinese movie library with a combined market value of approximately $140 million and CMC paid cash of approximately $74 million to the Company. Following this transaction, CMC holds a 53% controlling stake in the joint venture and the Company holds a 47% stake. The Company's interest in the joint venture was recorded at fair value of $66 million, which was determined using a discounted cash flow valuation method and is now accounted for under the equity method of accounting. The Company recorded a gain on this transaction of $55 million, which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2011.

In December 2010, the Company disposed of the Fox Mobile Group ("Fox Mobile") and recorded a loss of approximately $29 million on the disposition which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2011. The net income, assets, liabilities and cash flow attributable to the Fox Mobile operations are not material to the Company in any of the periods presented and, accordingly, have not been presented separately.

In fiscal 2011, the Company acquired Wireless Generation, an education technology company, for cash. Total consideration was approximately $390 million, which included the equity purchase price and the repayment of Wireless Generation's outstanding debt.

In April 2011, the Company acquired Shine Limited ("Shine"), an international television production company, for cash. The total consideration for this acquisition included (i) approximately $480 million for the acquisition of the equity, of which approximately $60 million has been set aside in escrow to satisfy any indemnification obligations, (ii) the repayment of Shine's outstanding debt of approximately $135 million and (iii) net liabilities assumed. Elisabeth Murdoch, Chairman and Chief Executive Officer of Shine, and daughter of Mr. K. R. Murdoch and sister of Messrs. Lachlan and James Murdoch, received approximately $214 million in cash at closing in consideration for her majority ownership interest in Shine, and is entitled to her proportionate share of amounts that are released from escrow.

The aforementioned acquisitions were all accounted for in accordance with ASC 805, "Business Combinations" ("ASC 805"). In accordance with ASC 350, the excess purchase price that has been allocated or has been preliminarily allocated to goodwill is not being amortized for all of the acquisitions noted above. Where the allocation of the excess purchase price is not final, the amount allocated to goodwill is subject to change upon completion of final valuations of certain assets and liabilities. A future reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets could reduce future earnings as a result of additional amortization.

In June 2011, the Company transferred the equity and related assets of Myspace to a digital media company in exchange for an equity interest in the acquirer. As a result of this transaction, the Company's interest in the acquirer, which is not material, was recorded at fair value and is now accounted for under the cost method of accounting. The loss on this transaction was approximately $254 million, net of tax of $61 million, or ($0.10) per diluted share and was included in Loss on disposition of discontinued operations, net of tax in the consolidated statements of operations for the fiscal year ended June 30, 2011. The assets, liabilities and cash flows attributable to the Myspace operations were not material to the Company in any of the periods presented and, accordingly, have not been presented separately. Revenues and operating loss attributable to Myspace for the fiscal years ended June 30, 2011, 2010 and 2009 were as follows:

For the years ended June 30,	2011	2010 (in millions)	2009
Revenues	$ 108	$397	$605
Operating loss	$(228)	$ (84)	$ (2)

Fiscal 2010 Transactions

During fiscal year 2010, the Company completed two transactions related to its financial indexes businesses:

The Company sold its 33% interest in STOXX AG ("STOXX"), a European market index provider, to its partners, Deutsche Börse AG and SIX Group AG, for approximately $300 million in cash. The Company was entitled to receive additional consideration if STOXX achieved certain revenue targets in calendar year 2010. These revenue targets were met and in June 2011, the Company received additional consideration of approximately $43 million which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2011.

The Company and CME Group Inc. ("CME") formed a joint venture to operate a global financial index service business (the "Venture"), to which the Company contributed its Dow Jones Indexes business valued at $675 million. This represents the estimated exit price to sell the asset group based upon a third party valuation considering offers received from market participants interested in purchasing the business at $675 million (which included the Company's agreement to provide to the Venture an annual media credit for advertising on the Company's Dow Jones media properties averaging approximately $3.5 million a year for a ten year term). CME contributed a business to the Venture which provides certain market data services valued at $608 million. The Company and CME own 10% and 90% of the Venture, respectively. The Venture issued approximately $613 million in third-party debt due in March 2018 that has been guaranteed by CME (the "Venture Financing"). The Venture used the proceeds from the debt issuance to make a special distribution at the time of the closing of approximately $600 million solely to the Company. The Company agreed to indemnify CME with respect to any payments of principal, premium and interest that CME makes under its guarantee of the Venture Financing and certain refinancing of such debt. In the event the Company is required to perform under this indemnity, the Company will be subrogated to and acquire all rights of CME. The maximum potential amount of undiscounted future payments related to this indemnity was approximately $800 million at June 30, 2011. The Company has made a determination that there is no recognition of this potential future payment in the accompanying financial statements as the likelihood of the Company having to perform under this indemnity is not probable.

The Company has the right to cause the Venture to purchase its 10% interest at fair market value in 2016 and the Venture has the right to call the Company's 10% interest at fair market value in 2017.

The Company's interest in the Venture was recorded at fair value of $67.5 million, which was determined using an earnings before interest, taxes, depreciation and amortization ("EBITDA") multiple and market-based valuation approach methodologies, and is now accounted for under the cost method of accounting. The net income, assets, liabilities, and cash flow attributable to the Dow Jones Indexes business are not material to the Company in any of the periods presented and, accordingly, have not been presented separately.

The Company recorded a combined loss of approximately $23 million on both of these transactions, which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2010. The combined loss of $23 million is comprised of the loss on the disposition of the Dow Jones Indexes business and a gain on the sale of the Company's STOXX investment. The disposition of the Dow Jones Indexes business resulted in a loss of $77 million. The Company calculated the loss in accordance with ASC 810 *Consolidation* as the fair value of the consideration received, which included cash and the Company's 10% interest retained in the joint venture less a) the aggregate carrying amount of Dow Jones Indexes' assets and liabilities and b) the 10-year annual media credit for advertising on News Corp's Dow Jones media properties.

	Dow Jones Indexes	STOXX	Combined
		(in millions)	
Cash received	$ 607.5	$ 295.8	$ 903.3
Fair value of 10% interest retained in joint venture	67.5	—	67.5
Less: aggregate carrying amount	(717.0)	(242.2)	(959.2)
Less: 10-year annual media credit for advertising	(34.7)	—	(34.7)
(Loss) gain on disposition[a]	$ (76.7)	$ 53.6	$ (23.1)

(a) As noted above, the Company received additional consideration of approximately $43 million relating to the STOXX transaction which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2011.

In December 2009, the Company entered into an agreement to transfer the equity and related assets of Photobucket to a mobile photo uploading platform in exchange for an equity interest in the acquirer and cash. A loss of approximately $32 million was recorded on this transaction and was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2010. As a result of this transaction, the Company's interest in the acquirer, which is not material, was recorded at fair value and is now accounted for under the equity method of accounting.

During fiscal 2010, the Company sold the majority of its terrestrial television operations in Eastern Europe led by the sale of its Bulgarian terrestrial TV business, bTV. The aggregate cash received in connection with these sales was approximately $372 million, net of expense, and a gain of approximately $195 million on these sales was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2010. The Company continues to operate a terrestrial TV business, FOX TV, a Turkish national general interest free-to-air broadcast television station. The net income, assets, liabilities and cash flow attributable to the terrestrial television operations sold are not material to the Company in any of the periods presented and, accordingly, have not been presented separately.

Fiscal 2009 Transactions

Acquisitions

In October 2008, the Company purchased VeriSign Inc.'s ("VeriSign") noncontrolling interest of the Jamba joint venture, which has been included in Fox Mobile, for approximately $193 million in cash, increasing the Company's interest to 100%. During fiscal 2010, the Company recorded an impairment charge relating to Fox Mobile's fixed assets. During fiscal 2010 and 2009, the Company recorded impairment charges relating to Fox Mobile's goodwill and finite-lived intangible assets. (See Note 9 – Goodwill and Other Intangible Assets)

In January 2009, the Company and Asianet TV Holdings Private Limited (which has since merged into its parent company Jupiter Capital Private Limited) formed a venture, Asianet, to provide general entertainment channels in southern India. The Company paid approximately $235 million in cash and assumed net debt of approximately $20 million for a controlling interest in four of Asianet's channels which were combined with one of the Company's existing channels. The Company has a controlling interest in this venture and, accordingly, began consolidating the results in January 2009.

Disposals

In July 2008, the Company completed the sale of eight of its owned-and-operated FOX network affiliated television stations (the "Stations") for approximately $1 billion in cash. The Stations included: WJW in Cleveland, OH; KDVR in Denver, CO; KTVI in St. Louis, MO; WDAF in Kansas City, MO; WITI in Milwaukee, WI; KSTU in Salt Lake City, UT; WBRC in Birmingham, AL; and WGHP in Greensboro, NC. In connection with the transaction, the Stations entered into new affiliation agreements with the Company to receive network programming and assumed existing contracts with the Company for syndicated programming. No portion of the sale proceeds were allocated to the new network affiliation agreements as they were negotiated at fair value and are consistent with similar pre-existing contracts with other third party-owned FOX affiliated stations. In addition, the Company recorded a gain of approximately $232 million in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2009.

In November 2008, the Company sold its ownership stake in a Polish television broadcaster to the remaining shareholders. The Company recognized a net loss of approximately $100 million on the disposal which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2009.

Other transactions

In February 2009, the Company, two newly incorporated subsidiaries of funds advised by Permira Advisers LLP (the "Permira Newcos") and the Company's then majority-owned, publicly-held subsidiary, NDS Group plc ("NDS"), completed a transaction pursuant to which all issued and outstanding NDS Series A ordinary shares, including those represented by American Depositary Shares traded on The NASDAQ Stock Market, were acquired for per-share consideration of $63 in cash (the "NDS Transaction"). As part of the transaction, approximately 67% of the NDS Series B ordinary shares held by the Company were exchanged for $63 per share in a mix of approximately $1.5 billion in cash, which included $780 million of cash retained upon the deconsolidation of NDS, and a $242 million vendor note. Immediately prior to the consummation of the NDS Transaction, the Company owned approximately 72% of NDS through its ownership of all of the outstanding NDS Series B ordinary shares and, accordingly, included the results of NDS in the consolidated financial statements of the Company. As a result of the transaction, NDS ceased to be a public company and the Permira Newcos and the Company now own approximately 51% and 49% of NDS, respectively. The Company's remaining interest in NDS is accounted for under the equity method of accounting. A gain of $1.2 billion was recognized on the sale of the Company's interest and is included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2009. In March 2011, the Company received $316 million from NDS in full payment of the $242 million vendor note and $74 million in accrued interest.

NOTE 4. **Restructuring Programs**

Fiscal 2011

In fiscal 2011, the Company recorded restructuring charges of approximately $145 million. The restructuring charges primarily consist of a $115 million charge related to the Company's digital media properties and $25 million related to termination benefits recorded at the newspaper businesses. The charges at the Company's digital media properties were a result of an organizational restructuring to align resources more closely with business priorities and consisted of facility related costs of $95 million, termination benefits of $18 million and other associated costs of $2 million.

Fiscal 2010

In fiscal 2010, the Company recorded restructuring charges of approximately $53 million. The restructuring charges in fiscal 2010 reflect an $18 million charge related to the sales and distribution operations of the STAR channels, a $19 million charge for termination benefits related to the newspaper businesses, a $7 million charge related to the restructuring program at Fox Mobile and a $9 million charge for accretion on facility termination obligations.

Fiscal 2009

In fiscal 2009, certain of the markets in which the Company's businesses operate experienced a weakening in the economic climate, which adversely affected advertising revenue and other consumer driven spending. As a result, a number of the Company's businesses implemented a series of operational actions to address the Company's cost structure, including the restructuring of the Company's digital media properties to align resources more closely with business priorities. This restructuring program included significant job reductions, both domestically and internationally, to enable the businesses to operate on a more cost effective basis. In conjunction with this project the Company also eliminated excess facility requirements. In fiscal 2009, several other businesses of the Company implemented similar plans including the U.K. and Australian newspapers, HarperCollins, MyNetworkTV and Fox Television Stations. During the fiscal year ended June 30, 2009, the Company recorded restructuring charges of approximately $312 million. These charges consist of severance costs, facility related costs and other associated costs. The restructuring charges principally consist of $20 million recorded at the television business, $74 million recorded at the newspaper businesses, $33 million recorded at the book publishing business and $178 million related to the Company's digital media properties, $148 million of which was recorded for facility related costs.

Changes in the program liabilities were as follows:

	One time termination benefits	Facility related costs	Other costs	Total
	(in millions)			
Balance, June 30, 2008	$ —	$ —	$ —	$ —
Additions	126	164	22	312
Payments	(62)	—	(14)	(76)
Foreign exchange movements	1	—	—	1
Balance, June 30, 2009	$ 65	$164	$ 8	$237
Additions	37	14	2	53
Payments	(68)	(24)	(4)	(96)
Foreign exchange movements	(2)	—	—	(2)
Balance, June 30, 2010	$ 32	$154	$ 6	$192
Additions	47	96	2	145
Payments	(51)	(34)	(7)	(92)
Foreign exchange movements and dispositions	(1)	(9)	(1)	(11)
Balance, June 30, 2011	$ 27	$207	$ —	$234

The Company expects to record an additional $63 million of restructuring charges, principally related to accretion on facility termination obligations expected to be paid through 2021. At June 30, 2011, restructuring liabilities of approximately $74 million and $160 million were included in the consolidated balance sheets in other current liabilities and other liabilities, respectively.

Dow Jones

As a result of the Dow Jones acquisition, in fiscal 2008, the Company established and approved plans to integrate the acquired operations into the Company's Publishing segment. The cost to implement these plans consists of separation payments for certain Dow Jones executives under the change in control plan Dow Jones had established prior to the acquisition, non-cancelable lease commitments and lease termination charges for leased facilities and other contract termination costs associated with the restructuring activities. As of June 30, 2011, all of the material aspects of the plans have been completed and the substantial remaining obligation pertains to the lease termination charges for leased facilities of approximately $53 million.

NOTE 5. **Inventories**

As of June 30, 2011, the Company's inventories were comprised of the following:

As of June 30,	2011	2010
	(in millions)	
Programming rights	$ 3,512	$ 3,058
Books, DVDs, paper and other merchandise	373	367
Filmed entertainment costs:		
Films:		
Released (including acquired film libraries)	755	614
Completed, not released	31	155
In production	784	508
In development or preproduction	98	98
	1,668	1,375
Television productions:		
Released (including acquired libraries)	617	561
In production	356	283
In development or preproduction	4	2
	977	846
Total filmed entertainment costs, less accumulated amortization[(a)]	2,645	2,221
Total inventories, net	6,530	5,646
Less: current portion of inventory, net[(b)]	(2,332)	(2,392)
Total noncurrent inventories, net	$ 4,198	$ 3,254

(a) Does not include $428 million and $460 million of net intangible film library costs as of June 30, 2011 and 2010, respectively, which are included in intangible assets subject to amortization in the consolidated balance sheets. (See Note 9 – Goodwill and Other Intangible Assets for further details)

(b) Current inventory as of June 30, 2011 and 2010 is comprised of programming rights ($1,995 million and $2,057 million, respectively), books, DVDs, Blu Rays, paper, and other merchandise.

As of June 30, 2011, the Company estimated that approximately 71% of unamortized filmed entertainment costs from the completed films are expected to be amortized during fiscal 2012 and approximately 98% of released filmed entertainment costs will be amortized within the next three fiscal years. During fiscal 2012, the Company expects to pay $1,003 million in accrued participation liabilities, which are included in participations, residuals and royalties payable on the consolidated balance sheets. At June 30, 2011, acquired film and television libraries had remaining unamortized film costs of $68 million, which are generally amortized using the individual film forecast method over a remaining period of approximately ten years.

NOTE 6. **Investments**

As of June 30, 2011, the Company's investments were comprised of the following:

As of June 30,		Ownership Percentage	2011	2010
			(in millions)	
Equity method investments:				
British Sky Broadcasting Group plc[(1)]	U.K. DBS operator	39%	$1,532	$1,159
Sky Network Television Ltd.[(1)]	New Zealand media company	44%	424	343
NDS	Digital technology company	49%	423	286
Sky Deutschland AG[(1)]	German pay-TV operator	49.9%[(2)]	304	326
Other equity method investments		various	1,107	893
Fair value of available-for-sale investments		various	652	225
Other investments		various	425	283
			$4,867	$3,515

(1) The market value of the Company's investment in BSkyB, Sky Network Television Ltd., and Sky Deutschland AG ("Sky Deutschland") was $9,361 million, $794 million and $1,912 million at June 30, 2011, respectively.

(2) In fiscal 2011, the Company increased its ownership in Sky Deutschland from approximately 45% to 49.9% at June 30, 2011 (See Fiscal Year 2011 Transactions below for further discussion)

The cost basis, unrealized gains, unrealized losses and fair market value of available-for-sale investments are set forth below:

As of June 30,	2011	2010
	(in millions)	
Cost basis of available-for-sale investments	$269	$ 37
Accumulated gross unrealized gain	383	189
Accumulated gross unrealized loss	—	(1)
Fair value of available-for-sale investments	$652	$225
Deferred tax liability[(a)]	$132	$ 66

(a) The deferred tax liability includes $113 million and $66 million related to unrealized gains recorded in comprehensive income as of June 30, 2011 and 2010, respectively.

The Company reclassified gains of nil, $3 million and nil from accumulated other comprehensive income to the consolidated statements of operations, based on the specific identification method, during the fiscal year ended June 30, 2011, 2010 and 2009, respectively.

Equity Earnings (Losses) of Affiliates

The Company's share of the earnings (losses) of its equity affiliates was as follows:

For the years ended June 30,	2011	2010	2009
		(in millions)	
DBS equity affiliates	$305	$341	$(374)
Cable channel equity affiliates	42	66	59
Other equity affiliates	115	41	6
Total equity earnings (losses) of affiliates[(a)]	$462	$448	$(309)

(a) The Company's investment in several of its affiliates exceeded its equity in the underlying net assets by approximately $1.8 billion as of June 30, 2011 and $1.6 billion as of June 30, 2010, which represented the excess cost over the Company's proportionate share of its investments' underlying net assets. This has been allocated between intangibles with finite lives, indefinite-lived intangibles and goodwill. The finite-lived intangibles primarily represent trade names and subscriber lists with a weighted average useful life as of June 30, 2011 and 2010 of 14 and 16 years, respectively.
In accordance with ASC 350, the Company amortized $14 million and $7 million in fiscal 2011 and 2010, respectively, related to amounts allocated to finite-lived intangible assets. Such amortization is reflected in equity earnings (losses) of affiliates.

Fiscal 2011 Transactions

In fiscal 2011, the Company agreed to backstop €400 million (approximately $525 million), of financing measures that were being initiated by Sky Deutschland of which approximately €342 million (approximately $450 million) has been completed. As part of these financing measures, the Company acquired 108 million additional shares of Sky Deutschland, increasing its ownership from approximately 45% to 49.9%. The aggregate cost of the shares acquired by the Company was approximately €115 million (approximately $150 million) and the shares were newly registered shares issued pursuant to the total capital increase.

In addition, in accordance with the backstop, the Company agreed with Sky Deutschland to subscribe to a bond issuance that is convertible for up to 53.9 million underlying Sky Deutschland shares. The convertible bond was issued to the Company in January 2011 for approximately €165 million (approximately $225 million). The Company currently has the right to convert the bond into equity, subject to certain black-out periods. If not converted, the Company will have the option to redeem the bond for cash upon its maturity in four years. The convertible bond was separated into its host and derivative financial instrument components, both of which are recorded at their estimated fair value in Investments in the consolidated balance sheets. The change in estimated fair value of the derivative financial instrument of approximately $46 million was recorded in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2011. The change in estimated fair value of the host was not material for the fiscal year ended June 30, 2011.

The remaining amount under the backstop of approximately €58 million (approximately $75 million), must be funded prior to December 2011 and will be provided as a loan to the extent Sky Deutschland does not generate other proceeds through capital increases or convertible bond issuances. The Company has also agreed to loan Sky Deutschland approximately $70 million to support the launch of a sports news channel. The Company expects to fund these amounts in fiscal 2012.

In August 2010, the Company increased its investment in Tata Sky Ltd. ("Tata Sky") for approximately $88 million in cash. As a result of this transaction, the Company increased its interest in Tata Sky to approximately 30% from the 20% it owned at June 30, 2010.

In June 2010, the Company announced that it had proposed to the board of directors of British Sky Broadcasting Group plc ("BSkyB"), in which the Company currently has an approximate 39% interest, to make a cash offer of 700 pence per share for the BSkyB shares that the Company does not already own. Following the allegations regarding *News of the World*, on July 13, 2011, the Company announced that it no longer intended to make an offer for the BSkyB shares that the Company does not already own. As a result of the July 2011 announcement, the Company paid BSkyB a breakup fee of approximately $63 million in accordance with a cooperation agreement between the parties.

Fiscal 2010 Transactions

During fiscal 2010, the Company acquired additional shares of Sky Deutschland, increasing its ownership from approximately 38% at June 30, 2009 to approximately 45% at June 30, 2010. The aggregate cost of the shares acquired was approximately $200 million and the majority of the shares were newly registered shares issued pursuant to a capital increase.

During fiscal 2010, the Company acquired an approximate 9% interest in Rotana Holding FZ-LLC ("Rotana"), which operates a diversified film, television, audio, advertising and entertainment business across the Middle East and North Africa, for $70 million. A significant stockholder of the Company, who owned approximately 7% of the Company's Class B Common stock, owns a controlling interest in Rotana. The Company had an option to purchase an approximate 9% additional interest for $70 million through November 2011. In May 2011, the Company exercised half of this option and paid $35 million, increasing its ownership in Rotana to approximately 15%. The Company can purchase the remaining additional interest for $35 million through November 2012. The Company also has an option to sell its interest in Rotana in fiscal year 2015 at the higher of the price per share based on a bona fide sale offer or the original subscription price.

Fiscal 2009 Transactions

Investment in Sky Deutschland

The Company invested an aggregate of approximately $300 million in shares of Sky Deutschland during fiscal 2009 and, as of June 30, 2009, the Company had an approximate 38% ownership interest in Sky Deutschland.

Impairment of Investments in Sky Deutschland

On October 2, 2008, Sky Deutschland announced guidance on its earnings before interest, taxes and depreciation ("EBITDA") indicating results substantially below prior guidance for calendar year 2008. Sky Deutschland also announced that it had adopted a new classification of subscribers at September 30, 2008. The day after this announcement, Sky Deutschland experienced a significant decline in its market value. As a result of this decline, the Company's carrying value in Sky Deutschland exceeded its market value based upon Sky Deutschland's closing share price of €4.38 on October 3, 2008. The Company believes that this decline was not temporary based on the assessment described below and, accordingly, recorded an impairment charge of $422 million representing the difference between the Company's carrying value and the market value which was included in Equity earnings (losses) of affiliates in the Company's consolidated statements of operations for the fiscal year ended June 30, 2009.

In determining if the decline in Sky Deutschland's market value was other-than-temporary, the Company considered a number of factors: (1) the financial condition, operating performance and near term prospects of Sky Deutschland; (2) the reason for the decline in Sky Deutschland's fair value; (3) analysts' ratings and estimates of 12 month share price targets for Sky Deutschland; and (4) the length of time and the extent to which Sky Deutschland's market value had been less than the carrying value of the Company's investment.

Other

In August 2008, the Company entered into an agreement providing for the restructuring of the Company's content acquisition agreements with Balaji Telefilms Ltd ("Balaji"). As part of this restructuring agreement, the Company no longer has representation on Balaji's board of directors and does not have significant influence in management decisions; therefore, the Company believes that it no longer has the ability to exercise significant influence over Balaji. Accordingly, the Company accounts for its investment in Balaji under the cost method of accounting and the carrying value is adjusted to market value each reporting period as required under ASC 320 "Investments – Debt and Equity Securities."

In February 2009, the Company, the Permira Newcos and NDS completed the NDS Transaction, resulting in the Permira Newcos and the Company owning approximately 51% and 49% of NDS, respectively. The Company's remaining interest in NDS is accounted for under the equity method of accounting. (See Note 3 – Acquisitions, Disposals and Other Transactions for further discussion)

Impairments of cost method investments

The Company regularly reviews cost method investments for impairments based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold its investment until recovery and the investment's financial strength and specific prospects. In the fiscal years ended June 30, 2011, 2010 and 2009, the Company wrote down certain cost method investments by approximately nil, $3 million and $113 million, respectively. The write-down in the fiscal year ended June 30, 2009 included a $58 million impairment related to an investment in a sports and entertainment company and a $38 million impairment related to a television content production company. The above write-downs are reflected in Other, net in the consolidated statements of operations and were taken as a result of either the deteriorating financial position of the investee or due to a permanent impairment resulting from sustained losses and limited prospects for recovery.

Summarized financial information

Summarized financial information for a significant equity affiliate, determined in accordance with Regulation S-X of the Securities and Exchange Acts of 1934, as amended, accounted for under the equity method is as follows:

For the years ended June 30,	2011	2010	2009
	(in millions)		
Revenues	$10,485	$9,341	$8,548
Operating income	1,705	1,732	1,297
Income from continuing operations	1,205	1,387	413
Net income	1,287	1,387	413

As of June 30,	2011	2010
	(in millions)	
Current assets	$3,743	$2,975
Non-current assets	5,850	5,145
Current liabilities	3,073	2,545
Non-current liabilities	3,869	3,813

NOTE 7. **Fair Value**

In accordance with ASC 820, fair value measurements are required to be disclosed using a three-tiered fair value hierarchy which distinguishes market participant assumptions into the following categories: (i) inputs that are quoted prices in active markets ("Level 1"); (ii) inputs other than quoted prices included within Level 1 that are observable, including quoted prices for similar assets or liabilities ("Level 2"); and (iii) inputs that require the entity to use its own assumptions about market participant assumptions ("Level 3"). Additionally, in accordance with ASC 815, the Company has included additional disclosures about the Company's derivatives and hedging activities (Level 2).

The table below presents information about financial assets and liabilities carried at fair value on a recurring basis as of June 30, 2011:

Description	Total as of June 30, 2011	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)			
Assets				
Available-for-sale securities[1]	$ 652	$360	$292	$ —
Liabilities				
Derivatives[2]	(22)	—	(22)	—
Redeemable Noncontrolling interests[3]	(242)	—	—	(242)
Total	$ 388	$360	$270	$(242)

(1) See Note 6–Investments.

(2) Represents derivatives associated with the Company's foreign exchange forward contracts designated as hedges.

(3) The Company accounts for the redeemable noncontrolling interests in accordance with ASC 480-10-S99-3A "Distinguishing Liabilities from Equity" ("ASC 480-10-S99-3A") because their exercise is outside the control of the Company and, accordingly, as of June 30, 2011, has included the fair value of the redeemable noncontrolling interests in the consolidated balance sheets. The majority of redeemable noncontrolling interests recorded at fair value are a put arrangement held by the noncontrolling interests in one of the Company's majority-owned RSNs and in one of the Company's Asian general entertainment television joint ventures.
The fair value of the redeemable noncontrolling interest in the Company's RSN was determined by using a discounted earnings before interest, taxes, depreciation and amortization valuation model, assuming a 9% discount rate.
The fair value of the redeemable noncontrolling interest in the Asian general entertainment television joint venture was determined using a discounted cash flow analysis assuming a multiple of ten times terminal year EBITDA.

The changes in redeemable noncontrolling interests classified as Level 3 measurements during the fiscal year ended June 30, 2011 are as follows (in millions):

Beginning of period	$(325)
Total gains (losses) included in net income	(24)
Total gains (losses) included in other comprehensive income	(1)
Other[(a)]	108
End of period	$(242)

(a) The redeemable noncontrolling interest in the Company's majority-owned outdoor marketing subsidiary expired during fiscal 2011 and as a result, approximately $104 million has been reclassified to noncontrolling interests as of June 30, 2011.

Financial Instruments

The carrying value of the Company's financial instruments, including cash and cash equivalents, receivables, payables and cost investments, approximates fair value.

The aggregate fair value of the Company's borrowings at June 30, 2011 was approximately $17.2 billion compared with a carrying value of approximately $15.5 billion and, at June 30, 2010, was approximately $15.0 billion compared with a carrying value of approximately $13.3 billion. Fair value is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market.

Foreign Currency Forward Contracts

The Company uses financial instruments designated as cash flow hedges primarily to hedge certain exposures to foreign currency exchange risks associated with the cost for producing or acquiring films and television programming abroad. The notional amount of foreign exchange forward contracts with foreign currency risk outstanding at June 30, 2011 and 2010 was $766 million and $381 million, respectively. As of June 30, 2011 and 2010, the fair values of the foreign exchange forward contracts of approximately $(22) million and $33 million, respectively were recorded in the underlying hedged balances. The Company's foreign currency forward contracts are valued using an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount.

The effective changes in fair value of derivatives designated as cash flow hedges for the year ended June 30, 2011 of $(58) million were recorded in accumulated other comprehensive income with foreign currency translation adjustments. The ineffective changes in fair value of derivatives designated as cash flow hedges were immaterial. Amounts are reclassified from accumulated other comprehensive income when the underlying hedged item is recognized in earnings. During the fiscal year ended June 30, 2011, the Company reclassified losses of approximately $3 million from other comprehensive income to net income. During the fiscal year ended June 30, 2010, the Company reclassified losses of approximately $2 million from other comprehensive income to net income. Amounts reclassified from other comprehensive income to net income during the fiscal year ended June 30, 2009 were not material. The Company expects to reclassify the cumulative change in fair value included in other comprehensive income within the next 24 months. Cash flows from the settlement of foreign exchange forward contracts offset cash flows from the underlying hedged item and are included in operating activities in the consolidated statements of cash flows.

Concentrations of Credit Risk

Cash and cash equivalents are maintained with several financial institutions. The Company has deposits held with banks that exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

The Company's receivables did not represent significant concentrations of credit risk at June 30, 2011 or June 30, 2010 due to the wide variety of customers, markets and geographic areas to which the Company's products and services are sold.

The Company monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. At June 30, 2011, the Company did not anticipate nonperformance by any of the counterparties.

NOTE 8. **Property, Plant and Equipment**

As of June 30,	Useful Lives	2011	2010
		(in millions)	
Land		$ 374	$ 351
Buildings and leaseholds	2 to 50 years	3,725	3,388
Machinery and equipment	2 to 30 years	8,493	7,520
		12,592	11,259
Less accumulated depreciation and amortization		(6,487)	(5,634)
		6,105	5,625
Construction in progress		437	355
Total property, plant and equipment, net		$ 6,542	$ 5,980

Depreciation and amortization related to property, plant and equipment was $1,019 million, $994 million and $942 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively. This includes depreciation of set-top boxes in the DBS segment of $222 million, $189 million and $152 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

Total operating lease expense was approximately $556 million, $558 million and $563 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

NOTE 9. **Goodwill and Other Intangible Assets**

The carrying values of the Company's intangible assets and related accumulated amortization were as follows:

For the years ended June 30,	2011	2010
	(in millions)	
Intangible assets not subject to amortization		
FCC licenses	$2,404	$2,404
Distribution networks	754	751
Publishing rights & imprints	530	513
Newspaper mastheads	2,219	2,001
Other	1,190	1,318
Total intangible assets not subject to amortization	7,097	6,987
Film library, net[1]	428	460
Other intangible assets, net[2]	1,062	859
Total intangibles, net	$8,587	$8,306

(1) Net of accumulated amortization of $195 million and $163 million as of June 30, 2011 and June 30, 2010, respectively. The average useful life of the film library was 20 years.

(2) Net of accumulated amortization of $621 million and $541 million as of June 30, 2011 and June 30, 2010, respectively. The average useful life of other intangible assets ranges from three to 25 years.

Intangible assets increased $281 million during the fiscal year ended June 30, 2011 primarily due to the acquisitions of Shine and Wireless Generation as well as foreign currency adjustments, partially offset by amortization expense of $172 million.

The changes in the carrying value of goodwill, by segment, are as follows:

	Balance as of June 30, 2010	Acquisitions	Foreign Exchange Movements	Adjustments	Balance as of June 30, 2011
			(in millions)		
Cable Network Programming	$ 6,167	$ 21	$ 2	$ (53)	$ 6,137
Filmed Entertainment	1,071	479	5	—	1,555
Television	1,906	3	—	—	1,909
Direct Broadcast Satellite Television	540	—	96	—	636
Publishing	3,169	—	330	(6)	3,493
Other	896	346	27	(302)	967
Total goodwill	$13,749	$849	$460	$(361)	$14,697

During the fiscal year ended June 30, 2011, the increase in the carrying value of goodwill was primarily due to acquisitions of $849 million, principally related to Shine in the Filmed Entertainment segment and Wireless Generation in the Other segment as well as foreign currency adjustments of $460 million. These increases were partially offset by adjustments of $302 million in the Other segment primarily relating to fiscal 2011 dispositions and impairments, principally related to Myspace.

Annual Impairment Review

The Company's goodwill impairment reviews are determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of a reporting unit by primarily using a discounted cash flow analysis and market-based valuation approach methodologies. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the analyses are based on the Company's estimated outlook and various growth rates have been assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, the Company evaluates its results against other value indicators, such as comparable public company trading values. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment review is not necessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment review is required to be performed to estimate the implied fair value of the reporting unit's goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the purchase price paid. The implied fair value of the reporting unit's goodwill is compared with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The Company performs impairment reviews consisting of a comparison of the estimated fair value of the Company's FCC licenses with their carrying amount on a station-by-station basis using a discounted cash flow valuation method, assuming a hypothetical start-up scenario for a broadcast station in each of the markets the Company operates in. The significant assumptions used are the discount rate and terminal growth rates and operating margins, as well as industry data on future advertising revenues in the markets where the Company owns television stations. These assumptions are based on actual historical performance in each market and estimates of future performance in each market.

Fiscal 2011

During the second quarter of fiscal 2011, the Company performed an interim impairment review of its Digital Media Group reporting unit's goodwill as a result of lower than expected earnings and cash flows relative to the assumptions utilized in its fiscal 2010 annual impairment review, as well as the organizational restructuring at this reporting unit. As a result of the review performed, the Company recorded a non-cash goodwill impairment charge of $168 million in the fiscal year ended June 30, 2011.

Fiscal 2010

During the fourth quarter of fiscal 2010, the Company completed its annual impairment review of goodwill and indefinite-lived intangible assets. As part of the annual review process the Company determined that it was more likely than not that its News Outdoor and Fox Mobile businesses, which are considered reporting units under ASC 350, would be sold or otherwise disposed. In connection with such disposal, the Company reviewed these businesses for impairment and recognized a non-cash impairment charge of $200 million in the fiscal year ended June 30, 2010. The impairment charge consisted of a write-down of finite-lived intangible assets of $52 million, a write-down of $137 million in goodwill and a write-down of fixed assets of $11 million. In accordance with ASC 360, the assets and liabilities of both News Outdoor and Fox Mobile were carried at their fair value, measured using the market value approach, as of June 30, 2010. The net income, assets, liabilities and cash flow attributable to the News Outdoor and Fox Mobile operations are not material to the Company in any of the periods presented and, accordingly, have not been presented separately. Fox Mobile was sold in fiscal 2011 (See Note 3 – Acquisitions, Disposals and Other Transactions) and News Outdoor was sold in July 2011 (See Note 24 – Subsequent Events).

Fiscal 2009

During fiscal 2009, the Company performed an interim impairment review in advance of its annual impairment assessment because the Company believed events had occurred and circumstances had changed that would more likely than not reduce the fair value of the Company's goodwill and indefinite-lived intangible assets below their carrying amounts. These events included: (a) the decline of the price of the Company's Class A Common Stock and Class B Common Stock below the carrying value of the Company's stockholders' equity; (b) the reduced growth in advertising revenues; (c) the decline in the operating profit margins in some of the Company's advertising-based businesses; and (d) the decline in the valuations of other television stations, newspapers and advertising-based companies as determined by the current trading values of those companies. In addition, the Company performed an annual impairment assessment of goodwill and indefinite-lived intangible assets.

As a result of the impairment reviews performed, the Company recorded non-cash impairment charges of approximately $8.9 billion ($7.2 billion, net of tax) during the fiscal year ended June 30, 2009. The charges consisted of a write-down of the Company's indefinite-lived intangible assets (primarily FCC licenses in the Television segment) of $4.6 billion, a write-down of $4.1 billion of goodwill and a write-down of the Publishing segment's fixed assets of $185 million in accordance with ASC 360.

Other than the impairments noted above, the Company determined that the goodwill and indefinite-lived intangible assets included in the consolidated balance sheets were not impaired.

Amortization related to finite-lived intangible assets was $172 million, $191 million and $196 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2012 – $201 million; 2013 – $192 million; 2014 – $175 million; 2015 – $135 million; and 2016 – $116 million. These amounts may vary as acquisitions and disposals occur in the future and as purchase price allocations are finalized.

NOTE 10. **Borrowings**

Description	Weighted average interest rate at June 30, 2011	Due date at June 30, 2011	Outstanding As of June 30, 2011	Outstanding As of June 30, 2010
			(in millions)	
Bank Loans[(a)]			$ 32	$ 80
Public Debt				
Senior notes issued under January 1993 indenture[(b)]	8.52%	2013 - 2034	2,024	2,220
Senior notes issued under March 1993 indenture[(c)]	6.80%	2014 - 2096	9,939	9,939
Senior notes issued under August 2009 indenture[(d)]	5.75%	2020 - 2041	3,500	1,000
Liquid Yield Option™ Notes[(e)]			—	81
Total public debt			15,463	13,240
Total borrowings			15,495	13,320
Less current portion			(32)	(129)
Long-term borrowings			$15,463	$13,191

(a) In August 2006, the Company entered into a loan agreement with Raiffeisen Zentralbank Österreich AG ("RZB"), which was subsequently amended in September 2009. As of June 30, 2011, $32 million was outstanding under this loan agreement which was classified as current borrowings. The loan bears interest at LIBOR for a six month period plus a margin of 3.85% per annum. The loans are secured by certain guarantees, bank accounts and share pledges of the Company's Russian outdoor advertising operating subsidiaries. As a result of the sale of News Outdoor Russia in July 2011, the Company was released from its RZB loan obligation. (See Note 24 – Subsequent Events)

(b) These notes are issued under the Amended and Restated Indenture dated as of January 28, 1993, as supplemented, by and among News America Incorporated, a 100% owned subsidiary of the Company as defined in Rule 3-10(h) of Regulation S-X ("NAI"), the Company as Parent Guarantor and U.S. Bank National Association, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

In February 2011, NAI completed a tender offer on a portion of the $500 million of 9.25% Senior Debentures due February 1, 2013 and retired, at a premium, an aggregate principal amount of approximately $227 million. The loss on early extinguishment of debt was approximately $36 million which was included in Other, net in the consolidated statements of operations for the fiscal year ended June 30, 2011.

(c) These notes are issued under the Amended and Restated Indenture dated as of March 24, 1993, as supplemented, by and among NAI, the Company, as Parent Guarantor, and The Bank of New York Mellon, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

In March 2010, the Company retired its $150 million 4.75% Senior Debentures due 2010.

(d) These notes are issued under the Amended and Restated Indenture dated as of August 25, 2009, as supplemented, by and among NAI, the Company, as Parent Guarantor, and The Bank of New York Mellon, as Trustee (the "2009 Indenture"). These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, limit the Company's ability and the ability of the Company's subsidiaries, to create liens and engage in a merger, sale or consolidation transaction. The 2009 Indenture does not contain any financial maintenance covenants.

In February 2011, NAI, a wholly-owned subsidiary of the Company, issued $1.0 billion of 4.50% Senior Notes due 2021 and $1.5 billion of 6.15% Senior Notes due 2041. The net proceeds of $2.5 billion will be used for general corporate purposes, including the recent refinancing of near term maturities.

In August 2009, NAI issued $400 million of 5.65% Senior Notes due 2020 and $600 million of 6.90% Senior Notes due 2039 for general corporate purposes. The Company received proceeds of approximately $989 million on the issuance of this debt, net of expense.

(e) In February 2001, NAI issued Liquid Yield Option™ Notes ("LYONs") which pay no interest and had an aggregate principal amount at maturity of $1,515 million, representing a yield of 3.5% per annum on the issue price. The notes were recorded at a discount and were being accreted using the effective interest rate method. On February 28, 2006, 92% of the LYONs were redeemed for cash at the specified redemption amount of $594.25 per LYON. Accordingly, NAI paid an aggregate of approximately $831 million to the holders of the LYONs that had exercised this redemption option.

The remaining notes were redeemable at the option of the holders on February 28, 2011 at a price of $706.82 per LYON. During fiscal 2011, the outstanding LYONs were redeemed for cash of approximately $82 million.

Ratings of Public Debt

The table below summarizes the Company's credit ratings as of June 30, 2011.

Rating Agency	Senior Debt	Outlook
Moody's	Baa1	Stable
Standard & Poor's	BBB+	Stable

In July 2011, S&P's Ratings Services placed the Company's BBB+ corporate credit rating on CreditWatch with negative implications. Moody's Investors Service reaffirmed the Company's corporate credit rating of Baa1 in July 2011.

Original Currencies of Borrowings

Borrowings are payable in the following currencies:

As of June 30,	2011	2010
	(in millions)	
United States Dollars	$15,334	$13,188
Australian Dollars	161	130
Other currencies	—	2
Total borrowings	$15,495	$13,320

The impact of foreign currency movements on borrowings during the fiscal year ended June 30, 2011 was approximately $31 million.

In May 2007, NAI entered into a credit agreement (the "Credit Agreement"), among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), Citibank, N.A. as Administrative Agent and JPMorgan Chase Bank, N.A. as Syndication Agent. The Credit Agreement provides a $2.25 billion unsecured revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit and has a maturity date of May 2012. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. NAI pays a facility fee of 0.08% regardless of facility usage. NAI pays interest for borrowings at LIBOR plus 0.27% and pays commission fees on letters of credit at 0.27%. NAI pays an additional fee of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating. At June 30, 2011, approximately $77 million in standby letters of credit for the benefit of third parties were outstanding.

NOTE 11. Exchangeable Securities

TOPrS

In November 1996, the Company, through a trust (the "Exchange Trust") wholly-owned by NAI, issued 10 million 5% TOPrS for aggregate gross proceeds of $1 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI's 5% Subordinated Discount Debentures due November 12, 2016 (the "Subordinated Debentures") and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of BSkyB (the "Warrants"). During fiscal 2003, approximately 85% of the Company's outstanding TOPrS and related warrants were redeemed and, in fiscal 2010, the balance of the TOPrS was redeemed for $134 million.

The total net proceeds from the issuance of the TOPrS were allocated between the fair value of the obligation and the fair value of the Warrants on their date of issuance. The fair value of the Warrants was determined at the end of each period using the Black-Scholes method. The original fair value of the obligation was recorded in non-current borrowings and in accordance with ASC 815, the Warrants were reported at fair value and in non-current other liabilities. As a result of the Company's redemption of the outstanding TOPrS and related warrants during fiscal 2010, there were no TOPrS included in borrowings or non-current liabilities at June 30, 2011 or 2010.

BUCS

During fiscal 2003, News Corporation Finance Trust II (the "Trust") issued an aggregate of $1.65 billion 0.75% BUCS representing interests in debentures issued by NAI and guaranteed on a senior basis by the Company and certain of its subsidiaries. The net proceeds from the BUCS issuance were used to purchase approximately 85% of the Company's outstanding TOPrS. The BUCS were exchangeable at the holders' option into BSkyB ordinary shares based on an exchange ratio of 77.09 BSkyB ordinary shares per $1,000 original liquidation amount of BUCS. The Trust was able to pay the exchange market value of each BUCS by delivering ordinary shares of BSkyB or a combination of cash and ordinary shares of BSkyB. In fiscal 2010, the Company redeemed all the outstanding BUCS for an aggregate of approximately $1.65 billion in cash.

The total net proceeds from the issuance of the BUCS were allocated between the fair value of the obligation and the fair value of the exchange feature. The fair values of the obligation and the exchange feature were determined by pricing the issuance with and without the exchange feature. The original fair value of the obligation was recorded in non-current borrowings and in accordance with ASC 815, the call option feature of the exchangeable debentures was reported at fair value and in non-current other liabilities. As a result of the Company's redemption of the outstanding BUCS during fiscal 2010, there were no BUCS included in borrowings or non-current liabilities at June 30, 2011 or 2010.

NOTE 12. **Film Production Financing**

The Company enters into arrangements with third parties to co-produce certain of its theatrical productions. These arrangements, which are referred to as co-financing arrangements, take various forms. The parties to these arrangements include studio and non-studio entities both domestic and international. In several of these agreements, other parties control certain distribution rights. The Filmed Entertainment segment records the amounts received for the sale of an economic interest as a reduction of the cost of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, receive a participation based on the third-party investor's contractual interest in the profits or losses incurred on the film. Consistent with the requirements of ASC 926, the estimate of the third-party investor's interest in profits or losses incurred on the film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated ultimate revenues. During the fiscal year ended June 30, 2011, the Company bought out the ownership interests of a group of third party investors in an existing slate of films and extended its co-financing arrangement with such investors for an additional two years for production starts through August 1, 2012. The Company negotiated a buy out of the investors' remaining interests in their underlying slate of films, at a price that was based on the then remaining projected future cash flows that the investors would have received from the slate.

NOTE 13. **Stockholders' Equity**

Preferred Stock and Common Stock

Under the News Corporation Restated Certificate of Incorporation, the Company's Board of Directors (the "Board") is authorized to issue shares of preferred stock or common stock at any time, without stockholder approval, and to determine all the terms of those shares, including the following:

(i) the voting rights, if any, except that the issuance of preferred stock or series common stock which entitles holders thereof to more than one vote per share requires the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the Company's capital stock entitled to vote generally in the election of directors;

(ii) the dividend rate and preferences, if any, which that preferred stock or common stock will have compared to any other class; and

(iii) the redemption and liquidation rights and preferences, if any, which that preferred stock or common stock will have compared to any other class.

Any decision by the Board to issue preferred stock or common stock must, however, be taken in accordance with the Board's fiduciary duty to act in the best interests of the Company's stockholders. The Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2011, there were no shares of preferred stock issued or outstanding. The Board has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences, qualifications and limitations of such series to the full extent permitted by Delaware law.

The Company has two classes of common stock that are authorized and outstanding, non-voting Class A Common Stock and voting Class B Common Stock.

As of June 30, 2011, there were approximately 44,000 holders of record of shares of Class A Common Stock and 1,300 holders of record of Class B Common Stock.

In the event of a liquidation or dissolution of the Company, or a portion thereof, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares held by Class A Common Stock holders and Class B Common Stock holders, respectively. In the event of any merger or consolidation with or into another entity, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to receive substantially identical per share consideration.

Stock Repurchase Program

The Board had authorized a total stock repurchase program of $6 billion with a remaining authorized amount under the program of approximately $1.8 billion, excluding commissions as of June 30, 2011. The Company did not repurchase any shares during the fiscal years ended June 30, 2011, 2010 and 2009.

In July 2011, the Company announced that the Board had authorized increasing the total amount of the stock repurchase program remaining by approximately $3.2 billion to $5 billion. The Company is targeting to acquire the $5 billion of Class A Common Stock and Class B Common Stock from time to time over the next 12 months.

The program may be suspended or discontinued at any time.

Dividends

For the years ended June 30,	2011	2010	2009
Cash dividend paid per share	$0.150	$0.135	$0.120

NOTE 14. **Equity Based Compensation**

News Corporation 2005 Long-Term Incentive Plan

The Company has adopted the News Corporation 2005 Long-Term Incentive Plan (the "2005 Plan") under which equity based compensation, including stock options, restricted stock, restricted stock units ("RSUs") and other types of awards, may be granted. Such equity grants under the 2005 Plan generally vest over a four-year period and expire ten years from the date of grant. The Company's employees and directors are eligible to participate in the 2005 Plan. The Compensation Committee of the Board (the "Compensation Committee") determines the recipients, type of award to be granted and amounts of awards to be granted under the 2005 Plan. Stock options awarded under the 2005 Plan will be granted at exercise prices which are equal to or exceed the market price at the date of grant. The 2005 Plan replaced the News Corporation 2004 Stock Option Plan under which no additional stock options will be granted. The maximum number of shares of Class A Common Stock that may be issued under the 2005 Plan is 165 million shares. At June 30, 2011, the remaining number of shares available for issuance under the 2005 Plan was approximately 121 million. However, a maximum of 38 million shares may be issued in connection with awards of restricted stock, RSUs and performance share units ("PSUs"). The Company will issue new shares of Class A Common Stock upon exercises of stock options or vesting of stock-settled RSUs and PSUs.

The fair value of equity-based compensation under the 2005 Plan will be calculated according to the type of award issued.

Stock options and stock appreciation rights ("SARs") issued under the 2005 Plan will be fair valued using a Black-Scholes option valuation method that uses the following assumptions: expected volatility is based on the historical volatility of the shares underlying the option; expected term of awards granted is derived from the historical activity of the Company's awards and represents the period of time that the awards granted are expected to be outstanding; weighted average risk-free interest rate is an average of the interest rates of U.S. government bonds with similar lives on the dates of the stock option grants; and dividend yield is calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

RSU awards are grants that entitle the holder to shares of Class A Common Stock or the value of shares of Class A Common Stock as the award vests, subject to the 2005 Plan and such other terms and conditions as the Compensation Committee may establish. RSUs issued under the 2005 Plan are fair valued based upon the fair market value of Class A Common Stock on the grant date. Any person who holds RSUs shall have no ownership interest in the shares of Class A Common Stock to which such RSUs relate until and unless shares of Class A Common Stock are delivered to the holder. All shares of Class A Common Stock reserved for cancelled or forfeited equity-based compensation awards become available for future grants. Certain RSU awards are settled in cash and are subject to terms and conditions of the 2005 Plan and such other terms and conditions as the Compensation Committee may establish.

During the fiscal years ended June 30, 2011, 2010 and 2009, the Company issued 13.4 million, 6.0 million and 12.0 million RSUs, respectively, which primarily vest over four years. Outstanding RSUs as of June 30, 2011 are payable in shares of the Class A Common Stock, upon vesting, except for approximately 2.5 million RSUs outstanding that will be settled in cash. RSUs granted to executive directors are settled in cash and certain awards granted to employees in certain foreign locations are settled in cash. During the fiscal years ended June 30, 2011, 2010 and 2009, approximately 1,630,000, 2,352,000 and 1,781,000 cash-settled RSUs vested, respectively. Cash paid for vested cash-settled RSUs was approximately $23 million in the fiscal year ended June 30, 2011 and $24 million in both of the fiscal years ended June 30, 2010 and 2009. At June 30, 2011 and 2010, the liability for cash-settled RSUs and PSUs was approximately $58 million and $25 million, respectively.

Certain executives, who are not named executive officers of the Company, responsible for various business units within the Company had the opportunity to earn a grant of RSUs under the 2005 Plan in fiscal 2011, 2010 and 2009. These awards (the "Performance Awards") were conditioned upon the attainment of pre-determined operating profit goals for fiscal 2011, 2010 and 2009 by the executive's particular business unit. If the actual fiscal 2011, 2010 and 2009 operating profit of the executive's business unit as compared to its pre-determined target operating profit for the fiscal year was within a certain performance goal range, the executive was entitled to receive a grant of RSUs pursuant to a Performance Award. To the extent that it was determined that the business unit's actual fiscal 2011, 2010 and 2009 operating profit fell within the performance goal range for that fiscal year, the executive received a percentage of his or her annualized base salary, ranging from 0% to 100%, in time-vested RSUs representing shares of Class A Common Stock. The RSUs are generally payable in shares of Class A Common Stock upon vesting and are subject to the participants' continued employment with the Company.

In August 2010, the Compensation Committee approved the grant of PSUs that have a three year performance measurement period beginning for the fiscal year ending June 30, 2011. For executive directors of the Company, each PSU represents the right to receive the U.S. dollar value of one share of News Corporation's Class A Common Stock in cash after the completion of the three year performance period, subject to the satisfaction of one or more pre-established objective performance measures that shall be determined by the Compensation Committee. In addition, certain executives, who are not named executive officers of the Company, responsible for various business units within the Company received a grant of PSUs in fiscal 2011. The terms of the awards are similar to the awards issued to the executive directors, except that the awards are settled in shares of News Corporation's Class A Common Stock.

The PSUs were awarded under the Company's 2005 Long-Term Incentive Plan. In fiscal 2011, a total of 1.8 million target PSUs were issued under this program. At the end of the three year performance period, the final number of PSUs will be determined and such PSUs will be awarded and vested at that time.

The following table summarizes the activity related to the Company's RSUs to be settled in stock:

	Fiscal 2011		Fiscal 2010		Fiscal 2009	
	Restricted stock units	Weighted average grant-date fair value	Restricted stock units	Weighted average grant-date fair value	Restricted stock units	Weighted average grant-date fair value
	(RSUs in thousands)					
Unvested restricted stock units at beginning of the year	10,803	$13.43	13,941	$15.46	11,302	$18.01
Granted	10,850	13.25	5,147	10.03	9,971	13.04
Vested[(1)]	(8,569)	14.20	(7,711)	14.86	(6,950)	16.03
Cancelled	(456)	13.22	(574)	13.05	(382)	16.54
Unvested restricted stock units at the end of the year	12,628	$12.76	10,803	$13.43	13,941	$15.46

(1) The fair value of the Company's RSUs that vested during the fiscal years ended June 30, 2011, 2010 and 2009 was approximately $117 million, $86 million and $93 million, respectively.

News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan

As a result of the Company's reorganization in November 2004, all preferred limited voting ordinary shares which the Company issued stock options over were cancelled and holders received in exchange stock options for shares of Class A Common Stock on a one-for-two basis with no change in the original terms under the News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan (collectively, the "2004 Plan"). In addition, all other outstanding stock options to purchase preferred limited voting ordinary shares were adjusted to be exercisable into shares of Class A Common Stock subject to the one-for-two share exchange. Prior to the Company's reorganization in November 2004, stock options were granted to employees with Australian dollar exercise prices.

Under the 2004 Plan, equity grants generally vest over a four-year period and expire ten years from the date of grant. The equity awards were granted with exercise prices that are equal to or exceed the market price at the date of grant and were valued, in Australian dollars. The 2004 Plan automatically terminates in 2014.

Other

The Company operates employee share ownership schemes in the United Kingdom and Ireland. These plans enable employees to enter into fixed-term savings contracts with independent financial institutions linked to an option for Class A Common Stock. The savings contracts can range from three to seven years with an average expected life of four years. During the fiscal year ended June 30, 2009, the Company granted approximately 1,103,000 stock options under this scheme. The Company did not grant any stock options under this scheme in fiscal 2011 and 2010.

The following table summarizes information about the Company's stock option transactions for all the Company's stock option plans (options in thousands):

	Fiscal 2011			Fiscal 2010			Fiscal 2009		
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price	
		(in US$)	(in A$)		(in US$)	(in A$)		(in US$)	(in A$)
Outstanding at the beginning of the year	45,121	$13.56	$22.99	80,536	$16.38	$26.80	85,745	$16.23	$26.74
Granted	—	—	—	—	—	—	1,103	7.48	*
Exercised	(938)	10.17	16.02	(2,082)	12.23	22.35	(186)	10.37	16.35
Cancelled	(11,596)	18.84	32.38	(33,333)	20.45	32.24	(6,126)	12.95	20.36
Outstanding at the end of the year(1)	32,587	$11.78	$19.85	45,121	$13.56	$22.99	80,536	$16.38	$26.80
Vested and unvested expected to vest at June 30, 2011	32,587								
Exercisable at the end of the year	31,586			43,764			78,054		
Weighted average fair value of options granted		**	**		**	**		$ 1.44	*

(1) The intrinsic value of options outstanding at June 30, 2011 was $11 million. The intrinsic value of options outstanding for fiscal 2010 and 2009 was not material.

* Granted in U.S. dollars.

** No options were granted in fiscal 2011 or 2010.

The Company did not grant any stock options in fiscal 2011 or 2010. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in the fiscal year ended June 30, 2009:

	2009
Weighted average risk free interest rate	1.56%
Dividend yield	1.2%
Expected volatility	36.29%
Maximum expected life of options	7 years

The fair value of each outstanding stock option award under the 2004 Plan was estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions: expected volatility was based on historical volatility of the Class A Common Stock; expected term of stock options granted was derived from the historical activity of the Company's stock options and represented the period of time that stock options granted were expected to be outstanding; weighted average risk-free interest rate was an average of the interest rates of U.S. government bonds with similar lives on the dates of the stock option grants; and dividend yield was calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

The exercise prices for the stock options issued prior to the Company's reorganization in November 2004 are in Australian dollars. The U.S. dollar equivalents presented above have been converted at historical exchange rates; therefore, the proceeds from the exercise of these stock options may differ due to fluctuations in exchange rates in periods subsequent to the date of the grant.

At June 30, 2011, 1,687,500 of the SARs were vested and exercisable. No SARs have been issued since fiscal 2005.

The following table summarizes information about the Company's stock option transactions (options in thousands):

Tranches	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
(in US$)		(in US$)			(in US$)
$3.24 to $3.93	3	$ 3.78	1.17	3	$ 3.78
$6.83 to $8.94	11,796	8.73	1.19	10,970	8.82
$10.40 to $15.58	19,541	13.16	1.38	19,394	13.15
$16.91 to $23.25	1,247	18.94	1.08	1,219	18.98
	32,587	$11.78		31,586	$11.87

The following table summarizes the Company's equity-based compensation:

For the years ended June 30,	2011	2010	2009
		(in millions)	
Equity-based compensation	$175	$149	$156
Cash received from exercise of equity-based compensation	$ 12	$ 24	$ 2
Total intrinsic value of stock options exercised	$ 2	$ 1	$ —

At June 30, 2011, the Company's total compensation cost related to non-vested stock options, RSUs and PSUs not yet recognized for all plans presented was approximately $183 million, the majority of which is expected to be recognized over the next two fiscal years. Compensation expense on all equity-based awards is recognized on a straight-line basis over the vesting period of the entire award.

The Company recognized a tax expense on vested RSUs and stock options exercised of $1 million, $10 million and $7 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively.

NDS Option Schemes

In February 2009, the Company, the Permira Newcos and NDS completed the NDS Transaction, resulting in the Permira Newcos and the Company owning approximately 51% and 49% of NDS, respectively. As a result of the completion of the NDS Transaction, NDS ceased to be a public company and the Company's remaining interest in NDS is accounted for under the equity method of accounting. (See Note 3 – Acquisitions, Disposals and Other Transactions) Prior to the completion of the NDS Transaction, NDS had three executive share option schemes ("the NDS Plans"). The NDS Plans provided for the grant of options to purchase Series A ordinary shares in NDS and RSU awards that entitled the holder to NDS Series A ordinary shares as the awards vested. In connection with the NDS Transaction, all nonvested equity awards vested and the NDS Plans were terminated.

The Company included approximately $44 million of equity-based compensation expense related to NDS awards in its consolidated statements of operations for the fiscal year ended June 30, 2009. The Company also recognized approximately $70 million in cash received from exercise of equity-based compensation during the fiscal years ended June 30, 2009. During the fiscal years ended June 30, 2009 the fair value of NDS stock options exercised was $73 million.

NOTE 15. **Related Parties**

Director transactions

The Company had engaged, prior to May 2010, Mrs. Wendi Murdoch, the wife of Mr. K.R. Murdoch, the Company's Chairman and Chief Executive Officer, to provide strategic advice for the development of the Myspace business in China. No amounts were paid to Mrs. Murdoch in the fiscal year ended June 30, 2011. The fees paid to Mrs. Murdoch pursuant to this arrangement were $92,000, and $100,000 in fiscal 2010 and 2009, respectively. Mrs. Murdoch is a Director of Myspace China Holdings Limited ("Myspace China"), a joint venture in which the Company owns a 51.5% interest on a fully diluted basis, which licenses the technology and brand to the local company in China that operates the Myspace China website. Similar to other Directors of Myspace China, Mrs. Murdoch received options over 2.5% of the fully diluted shares of Myspace China that will vest over four years under the Myspace China option plan.

Freud Communications, which is controlled by Matthew Freud, Mr. K.R. Murdoch's son-in-law, provided external support to the press and publicity activities of the Company during fiscal years 2011, 2010 and 2009. The fees paid by the Company to Freud Communications were approximately $202,000, $350,000 and $473,000 in fiscal years ended June 30, 2011, 2010 and 2009, respectively. At June 30, 2011, there were no outstanding amounts due to or from Freud Communications.

Shine was controlled by Ms. Elisabeth Murdoch, the daughter of Mr. K.R. Murdoch through April 2011. In April 2011, the Company acquired Shine (See Note 3 – Acquisitions, Disposals and Other Transactions for further discussion). Prior to the acquisition, through the normal course of business, certain subsidiaries of the Company entered into various production and distribution arrangements with Shine. Pursuant to these arrangements, the Company paid Shine an aggregate of approximately $4.1 million in the period from July 1, 2010 through the date of acquisition and approximately $11.9 million in the fiscal year ended June 30, 2010. No amounts were paid to Shine in fiscal year 2009. As of the acquisition date, transactions with Shine are eliminated in consolidation.

Mr. Mark Hurd was a Director of the Company until October 2010 and was Chief Executive Officer of Hewlett-Packard Company ("HP") until August 6, 2010. Through the normal course of business, HP sells certain equipment and provides services to the Company and its subsidiaries pursuant to a worldwide agreement entered into by the Company and HP in August 2007. Pursuant to this agreement, the Company paid HP approximately $55 million and $47 million in the fiscal years ended June 30, 2010 and 2009, respectively.

Mr. Stanley Shuman, Director Emeritus, and Mr. Kenneth Siskind, son of Mr. Arthur M. Siskind, who is a Director and senior advisor to the Chairman, are Managing Directors of Allen & Company LLC, a U.S. based investment bank, which provided investment advisory services to the Company. Total fees paid to Allen & Company LLC were $13.6 million, nil and $17.5 million in fiscal 2011, 2010 and 2009, respectively.

The Company acquired an approximate 23% equity stake in Beyond Oblivion, a digital music start-up company, for approximately $9.2 million in April 2010. In April 2010, Mr. Shuman had an approximate 18% interest in Beyond Oblivion. Mr. Shuman also serves as a member of its board of directors. Mr. Shuman does not receive compensation for his Beyond Oblivion board service. In fiscal 2011, the Company contributed an additional $2 million to Beyond Oblivion. As of June 30, 2011, the Company and Mr. Shuman own approximately 20% and 14%, respectively, of Beyond Oblivion.

Other related entities

In the ordinary course of business, the Company enters into transactions with related parties, such as equity affiliates, to purchase and/or sell advertising, the sale of programming, administrative services and supplying digital technology and services for digital pay television platforms. The following table sets forth the net revenue from related parties included in the consolidated statements of operations:

For the years ended June 30,	2011	2010	2009
		(in millions)	
Related party revenue, net of expense	$546	$503	$587

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the consolidated balance sheets:

As of June 30,	2011	2010
	(in millions)	
Accounts receivable from related parties	$247	$230
Accounts payable to related parties	296	240

Rotana

During fiscal 2010, the Company acquired an approximate 9% interest in Rotana, which operates a diversified film, television, audio, advertising and entertainment business across the Middle East and North Africa, for $70 million. A significant shareholder of the Company, who owned approximately 7% of the Company's Class B Common stock, owns a controlling interest in Rotana. The Company has an option to purchase an approximate additional 9% interest for $70 million through November 2011. In May 2011, the Company exercised half of this option and paid $35 million, increasing its ownership in Rotana to approximately 15%. The Company can purchase the remaining additional interest for $35 million through November 2012. The Company also has an option to sell its interests in Rotana in February 2015 at the higher of the price per share based on a bona fide sale offer or the original subscription price.

NOTE 16. **Commitments and Contingencies**

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2011:

As of June 30, 2011	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
			(in millions)		
Contracts for capital expenditure	$ 490	$ 408	$ 47	$ 32	$ 3
Operating leases[a]					
Land and buildings	2,746	371	644	546	1,185
Plant and machinery	1,781	251	455	342	733
Other commitments					
Borrowings	15,495	32	434	950	14,079
Sports programming rights[b]	20,493	3,412	5,283	2,441	9,357
Entertainment programming rights	3,756	1,847	1,330	436	143
Other commitments and contractual obligations[c]	4,371	1,002	1,374	604	1,391
Total commitments, borrowings and contractual obligations	$49,132	$7,323	$9,567	$5,351	$26,891

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

As of June 30, 2011 Contingent guarantees:	Total Amounts Committed	Amount of Guarantees Expiration Per Period			
		1 year	2 - 3 years	4 - 5 years	After 5 years
			(in millions)		
Sports programming rights[d]	$ 308	$ 15	$131	$162	$ —
Indemnity[e]	801	27	54	54	666
Letters of credit and other	249	249	—	—	—
	$1,358	$291	$185	$216	$666

(a) The Company leases transponders, office facilities, warehouse facilities, printing plants, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2090.

(b) The Company's contract with MLB gives the Company rights to broadcast certain regular season and post season games, as well as exclusive rights to broadcast MLB's World Series and All-Star Game through the 2013 MLB season.
Under the Company's contract with NFL, remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2014.
The Company's contracts with NASCAR give the Company rights to broadcast certain races and ancillary content through calendar year 2014.
Under the Company's contracts with certain collegiate conferences, remaining future minimum payments for program rights to broadcast certain sporting events are payable over the remaining terms of the contracts.
Under the Company's contract with Italy's National League Football, remaining future minimum payments for programming rights to broadcast National League Football matches are payable over the remaining term of the contract through fiscal 2017.
In addition, the Company has certain other local sports broadcasting rights.

(c) Primarily includes obligations relating to third party printing contracts, television rating services and paper purchase obligations.

(d) A joint-venture in which the Company owns a 50% equity interest, entered into an agreement for global programming rights. Under the terms of the agreement, the Company and the other joint-venture partner have jointly guaranteed the programming rights obligation.

(e) In connection with the transaction related to the Dow Jones financial index businesses, the Company agreed to indemnify CME with respect to any payments of principal, premium and interest CME makes under its guarantee of the venture financing. (See Note 3–Acquisitions, Disposals and Other Transactions for further discussion of the transaction)

In accordance with ASC 715, the total accrued benefit liability for pension and other postretirement benefit plans recognized as of June 30, 2011 was approximately $793 million (See Note 17 – Pensions and Other Postretirement Benefits). This amount is affected by, among other items, statutory funding levels, changes in plan demographics and assumptions, and investment returns on plan assets. Because of the current overall funded status of the Company's material plans, the accrued liability does not represent expected near-term liquidity needs and, accordingly, this amount is not included in the contractual obligations table.

Contingencies

Intermix

On August 26, 2005 and August 30, 2005, two purported class action lawsuits captioned, respectively, Ron Sheppard v. Richard Rosenblatt et. al., and John Friedmann v. Intermix Media, Inc. et al., were filed in the California Superior Court, County of Los Angeles. Both lawsuits named as defendants all of the then incumbent members of the board of directors of Intermix Media, Inc. ("Intermix"), including Mr. Rosenblatt, Intermix's former Chief Executive Officer, and certain entities affiliated with VantagePoint Venture Partners ("VantagePoint"), a former major Intermix stockholder. The complaints alleged that, in pursuing the transaction whereby Intermix was to be acquired by Fox Interactive Media, a subsidiary of the Company (the "FIM Transaction"), and approving the related merger agreement, the director defendants breached their fiduciary duties to Intermix stockholders by, among other things, engaging in self-dealing and failing to obtain the highest price reasonably available for Intermix and its stockholders. The complaints further alleged that the merger agreement resulted from a flawed process and that the defendants tailored the terms of the merger to advance their own interests. The FIM Transaction was consummated on September 30, 2005. The Friedmann and Sheppard lawsuits were subsequently consolidated and, on January 17, 2006, a consolidated amended complaint was filed (the "Intermix Media Shareholder Litigation"). The plaintiffs in the consolidated action sought various forms of declaratory relief, damages, disgorgement and fees and costs. On March 20, 2006, the court ordered that substantially identical claims asserted in a separate state action filed by Brad Greenspan, captioned Greenspan v. Intermix Media, Inc., et al., be severed and related to the Intermix Media Shareholder Litigation. The defendants filed demurrers seeking dismissal of all claims in the Intermix Media Shareholder Litigation and the severed Greenspan claims. On October 6, 2006, the court sustained the demurrers without leave to amend. On December 13, 2006, the court dismissed the complaints and entered judgment for the defendants. Greenspan and plaintiffs in the Intermix Media Shareholder Litigation filed notices of appeal. The Court of Appeal heard arguments on the fully briefed appeal on October 23, 2008. On November 11, 2008, the Court of Appeal issued an unpublished opinion affirming the lower court's dismissal on all counts. On December 19, 2008, stockholder appellants filed a Petition for Review with the California Supreme Court. The California Supreme Court denied review on February 18, 2009 and the judgment is now final.

In November 2005, plaintiff in a derivative action captioned LeBoyer v. Greenspan et al. pending against various former Intermix directors and officers in the United States District Court for the Central District of California filed a First Amended Class and Derivative Complaint (the "Amended Complaint"). The original derivative action was filed in May 2003 and arose out of Intermix's restatement of quarterly financial results for its fiscal year ended March 31, 2003. A substantially similar derivative action filed in Los Angeles Superior Court was dismissed based on the inability of the plaintiffs to plead adequately demand futility. The Amended Complaint added various allegations and purported class claims arising out of the FIM Transaction that are substantially similar to those asserted in the Intermix Media Shareholder Litigation. The Amended Complaint also added as defendants the individuals and entities named in the Intermix Media Shareholder Litigation that were not already defendants in the matter. On October 16, 2006, the court dismissed the fourth through seventh claims for relief, which related to the 2003 restatement, finding that the plaintiff is precluded from relitigating demand futility. At the same time, the court asked for further briefing regarding plaintiffs' standing to assert derivative claims based on the FIM Transaction, including for alleged violation of Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the effect of the state judge's dismissal of the claims in the Greenspan case and the Intermix Media Shareholder Litigation on the remaining direct class action claims alleging breaches of fiduciary duty and other common law claims leading up to the FIM Transaction. The parties filed the requested additional briefing in which the defendants requested that the court stay the direct LeBoyer claims pending the resolution of any appeal in the Greenspan case and the Intermix Media Shareholder Litigation. By order dated May 22, 2007, the court granted defendants' motion to dismiss the derivative claims arising out of the FIM Transaction, and denied the defendants' request to stay the two remaining direct claims. As explained in more detail in the next paragraph, the court subsequently consolidated this case with the Brown v. Brewer action also pending before the court. On July 11, 2007, plaintiffs filed the consolidated first amended complaint under the Brown case title. See the discussion of the Brown case below for the subsequent developments in the consolidated case.

On June 14, 2006, a purported class action lawsuit, captioned Jim Brown v. Brett C. Brewer, et al., was filed against certain former Intermix directors and officers in the United States District Court for the Central District of California. The plaintiff asserted claims for alleged violations of Section 14(a) of the Exchange Act and SEC Rule 14a-9, as well as control person liability under Section 20(a) of the Exchange Act. The plaintiff alleged that certain defendants disseminated false and misleading definitive proxy statements on two occasions: one on December 30, 2003 in connection with the stockholder vote on January 29, 2004 on the election of directors and ratification of financing transactions with certain entities of VantagePoint; and another on August 25, 2005 in connection with the stockholder vote on the FIM Transaction. The complaint named as defendants certain VantagePoint related entities, the former general counsel and the members of the Intermix Board who were incumbent on the dates of the respective proxy statements. Intermix was not named as a defendant, but has certain indemnity obligations to the former officer and director defendants in connection with these claims and allegations. On August 25, 2006, plaintiff amended his complaint to add certain investment banks (the "Investment Banks") as defendants. Intermix has certain indemnity obligations to the Investment Banks as well. Plaintiff amended his complaint again on September 27, 2006, which defendants moved to dismiss. On February 9, 2007, the case was transferred to Judge George H. King, the judge assigned to the LeBoyer action, on the grounds that it raises substantially related questions of law and fact as LeBoyer, and would entail substantial duplication of labor if heard by different judges. On June 11, 2007, Judge King ordered the Brown case be consolidated with the LeBoyer action, ordered plaintiffs' counsel to file a consolidated first amended complaint, and further ordered the parties to file a joint brief on defendants' contemplated motion to dismiss the consolidated first amended complaint. On July 11, 2007, plaintiffs filed the consolidated first amended complaint, which defendants moved to dismiss. By order dated January 17, 2008, Judge King granted defendants' motion to dismiss the 2003 proxy claims (concerning VantagePoint transactions) and the 2005 proxy claims (concerning the FIM Transaction), as well as a claim against the VantagePoint entities alleging unjust enrichment. The court found it unnecessary to rule on dismissal of the remaining claims, which are related to the 2005 FIM Transaction, because the dismissal disposed of those claims. On February 8, 2008, plaintiffs filed a consolidated second amended complaint, which defendants moved to dismiss on February 28, 2008. By order dated July 15, 2008, the court granted in part and denied in part defendants' motion to dismiss. The 2003 claims and the claims against the Investment Banks were dismissed with prejudice. The Section 14(a), Section 20(a) and the breach of fiduciary duty claims related to the FIM Transaction remain against the officer and director defendants and the VantagePoint defendants. On November 14, 2008, plaintiff filed a motion for class certification to which defendants filed their opposition on January 14, 2009. On June 22, 2009, the court granted plaintiff's motion for class certification, certifying a class of all holders of Intermix common stock from July 18, 2005 through consummation of the FIM Transaction, who were allegedly harmed by defendants' improper conduct as set forth in the complaint. The parties have completed fact and expert discovery. On June 17, 2010, the court granted in part and denied in part defendants' summary judgment motion filed on October 19, 2009. Specifically, the court denied plaintiff's motion for summary adjudication of a factual issue and denied defendants' motion to exclude plaintiff's damages expert, which was filed on November 30, 2009. In the court's June 17 order, the court found that plaintiff could not proceed on any fiduciary duty claim based upon alleged violations of the duty of care, but found material issues of fact prohibiting summary judgment on alleged violations of fiduciary duty of loyalty. On plaintiff's Section 14(a) claim, the court found material issues of fact that prohibited summary judgment on the entire claim, but granted defendants' motion as to certain purported omissions, finding the allegedly omitted information immaterial. Further, the court granted defendants' motion as to two damage theories for the Section 14(a) claim, finding benefit of the bargain damages not viable and lost opportunity damages too speculative, and permitting plaintiff to proceed only based upon a theory of out-of-pocket damages. No trial date was set. On October 21, 2010, the parties agreed to a settlement of the action, which is subject to approval by the court. A formal stipulation of settlement was submitted to the court for its approval on December 28, 2010. Accordingly, the Company has recognized the terms of this settlement, which was not material to the Company, in its results of operations. On February 18, 2011, the court granted preliminary approval of the settlement. Plaintiff's counsel supervised notice of the settlement to the class. The notice provided class members with an opportunity to object. Two shareholders filed objections to the settlement with the court in April 2011. Both objectors had counsel appear on their behalf at a hearing on May 16, 2011 where the court considered plaintiff's motion for final approval of the settlement and plaintiff's counsel's motion for attorneys' fees, which will come out of the settlement funds. At the hearing, the court did not rule on the motions and instead ordered that plaintiff, objector Trafelet & Co., and defendants submit joint briefing with respect to certain of Trafelet's objections. The joint brief was filed on June 10, 2011. The joint brief narrowed the objections to allocation of the settlement amount and sufficiency of the notice as it pertains to how the settlement funds will be allocated. The joint brief contained no objection to the settlement itself.

Shareholder Litigation

On March 16, 2011, a complaint seeking to compel the inspection of the Company's books and records pursuant to 8 Del. C. § 220, captioned Central Laborers Pension Fund v. News Corporation, was filed in the Delaware Court of Chancery. The plaintiff requested the Company's books and records to investigate alleged possible breaches of fiduciary duty by the directors of the Company in connection with the Company's purchase of Shine (the "Shine Transaction"). The Company moved to dismiss the action, and briefing on the Company's motion to dismiss has been completed. An oral argument on the Company's motion to dismiss is scheduled for August 11, 2011.

Also on March 16, 2011, two purported shareholders of the Company filed a derivative action in the Delaware Court of Chancery, captioned The Amalgamated Bank v. Murdoch, et al. (the "Amalgamated Bank Litigation"). The plaintiffs alleged that both the directors of the Company and Rupert Murdoch as a "controlling shareholder" breached their fiduciary duties in connection with the Shine Transaction. The suit named as defendants all directors of the Company, and named the Company as a nominal defendant. Similar claims against the same group of defendants were filed in the Delaware Court of Chancery by a purported shareholder of the Company, New Orleans Employees' Retirement System, on March 25, 2011 (the "New Orleans Employees' Retirement Litigation"). Both the Amalgamated Bank Litigation and the New Orleans Employees' Retirement Litigation were consolidated on April 6, 2011 (the "Consolidated Action"), with The Amalgamated Bank's complaint serving as the operative complaint. The Consolidated Action was captioned In re News Corp. Shareholder Derivative Litigation. On April 9, 2011, the court entered a scheduling order governing the filing of an amended complaint and briefing on potential motions to dismiss.

Thereafter, the plaintiffs in the Consolidated Action filed a Verified Consolidated Shareholder Derivative and Class Action Complaint (the "Consolidated Complaint") on May 13, 2011, seeking declaratory relief and damages. The Consolidated Complaint largely restated the claims in The Amalgamated Bank's initial complaint and also raised a direct claim on behalf of a purported class of Company shareholders relating to the possible addition of Elisabeth Murdoch to the Company's board. The defendants filed opening briefs in support of motions to dismiss the Consolidated Complaint on June 10, 2011, as contemplated by the court's scheduling order. On July 8, 2011, the plaintiffs filed a Verified Amended Consolidated Shareholder Derivative and Class Action Compliant (the "Amended Complaint"). In addition to the claims that were previously raised in the Consolidated Complaint, the Amended Complaint brought claims relating to the alleged acts of voicemail interception at *News of the World* (the "NoW Matter"). Specifically, the plaintiffs claim that the directors of the Company failed in their duty of oversight regarding the NoW Matter. The Amended Complaint seeks declaratory relief, damages, fees and costs. The court has entered a renewed scheduling order whereby the defendants are scheduled to move to dismiss the Amended Complaint, and file opening briefs in support of such motions, by September 9, 2011.

On July 15, 2011, another purported stockholder of the Company filed a derivative action captioned Massachusetts Laborers' Pension & Annuity Funds v. Murdoch, et al., in the Delaware Court of Chancery (the "Mass. Laborers Litigation"). The complaint names as defendants the directors of the Company and the Company as a nominal defendant. The plaintiffs' claims are substantially similar to those raised by the Amended Complaint in the Consolidated Action. Specifically, the plaintiff alleged that the directors of the Company have breached their fiduciary duties by, among other things, approving the Shine Transaction and for failing to exercise proper oversight in connection with the NoW Matter. The plaintiff also brought a breach of fiduciary duty claim against Rupert Murdoch as "controlling shareholder," and a waste claim against the directors of the Company. The action seeks as relief damages, injunctive relief, fees and costs. On July 25, 2011, the plaintiffs in the Consolidated Action requested that the court consolidate the Mass. Laborers Litigation into the Consolidated Action.

On July 18, 2011, a purported shareholder of the Company filed a derivative action captioned Shields v. Murdoch, et al., in the United States District Court for the Southern District of New York. The plaintiff alleged violations of Section 14(a) of the Securities Exchange Act, as well as state law claims for breach of fiduciary duty, gross mismanagement, waste, abuse of control and contribution/ indemnification arising from, and in connection with, the NoW Matter. The complaint names the directors of the Company as defendants and named the Company as a nominal defendant, and seeks damages and costs.

On July 19, 2011, a purported class action lawsuit captioned Wilder v. News Corp., et al., was filed on behalf of all purchasers of the Company's common stock between March 3, 2011 and July 11, 2011, in the United States District Court for the Southern District of New York. The plaintiff brought claims under Section 10(b) and Section 20(a) of the Securities Exchange Act, alleging that false and misleading statements were issued regarding the NoW Matter. The suit names as defendants the Company, Rupert Murdoch, James Murdoch and Rebekah Brooks, and seeks compensatory damages, rescission for damages sustained, and costs.

On July 22, 2011, a purported shareholder of the Company filed a derivative action captioned Stricklin v. Murdoch, et al., in the United States District Court for the Southern District of New York. The plaintiff brought claims for breach of fiduciary duty, gross mismanagement, and waste of corporate assets in connection with, among other things, (i) the NoW Matter; (ii) News America's purported payments to settle allegations of anti-competitive behavior; and (iii) the Shine Transaction. The action names as defendants the Company, Les Hinton, Rebekah Brooks, Paul Carlucci and the directors of the Company. The plaintiff seeks various forms of relief including compensatory damages, injunctive relief, disgorgement, the award of voting rights to Class A shareholders, fees and costs.

The Company and its board of directors believe these shareholder claims are entirely without merit, and intend to vigorously defend these actions.

News of the World Investigations and Litigation

U.K. and U.S. regulators and governmental authorities are conducting investigations after allegations of phone hacking and inappropriate payments to police at our former publication, *News of the World*, and other related matters, including investigations into whether similar conduct may have occurred at the Company's subsidiaries outside of the U.K. The Company is cooperating fully with these investigations. It is possible that these proceedings could damage our reputation and might impair our ability to conduct our business.

The Company is not able to predict the ultimate outcome or cost associated with these investigations. Violations of law may result in civil, administrative or criminal fines or penalties. The Company has admitted liability in a number of civil cases related to the phone hacking allegations and has settled a number of cases. At June 30, 2011, the Company has provided for its best estimate of the liability for the claims that have been filed. The Company has announced a process under which parties can pursue claims against the Company, and management believes that it is probable that additional claims will be filed. It is not possible to estimate the liability for such additional claims given the early stage of this matter and the information that is currently available to the Company. If more claims are filed and additional information becomes available, the Company will update the provision for such matters. Any fees, expenses, fines, penalties, judgments or settlements which might be incurred by the Company in connection with the various proceedings could affect the Company's results of operations and financial condition.

News America Marketing

Valassis Communication, Inc.

On January 18, 2006, Valassis Communication, Inc. ("Valassis") sued News America Incorporated, News America Marketing FSI, LLC and News America Marketing Services, In-Store, LLC, each of which are subsidiaries of the Company (collectively "News America"), in the United States District Court for the Eastern District of Michigan (the "Valassis Federal Action"). Valassis' operative complaint alleged that News America possesses monopoly power in a claimed in-store advertising and promotions market (the "in-store market") and has used that power to gain an unfair advantage over Valassis in a purported market for coupons distributed by free-standing inserts ("FSIs"). Valassis alleged that News America is attempting to monopolize the purported FSI market by leveraging its alleged monopoly power in the purported in-store market, thereby allegedly violating Section 2 of the Sherman Antitrust Act of 1890, as amended (the "Sherman Act"). Valassis further alleged that News America has unlawfully bundled the sale of in-store marketing products with the sale of FSIs and that such bundling constitutes unlawful tying in violation of Sections 1 and 3 of the Sherman Act. Additionally, Valassis alleged that News America is predatorily pricing its FSI products in violation of Section 2 of the Sherman Act. Valassis also asserted that News America violated various state antitrust statutes and has tortuously interfered with Valassis' actual or expected business relationships. Valassis' complaint sought injunctive relief, damages, fees and costs.

On March 9, 2007, Valassis filed a two-count complaint in Michigan state court against News America (the "Valassis Michigan Action"). That lawsuit, which was based on the same factual allegations as the Valassis Federal Action, alleged that News America tortuously interfered with Valassis' business relationships and that News America unfairly competed with Valassis. The complaint sought injunctive relief, damages, fees and costs.

On March 12, 2007, Valassis filed a three-count complaint in California state court against News America (the "Valassis California Action"). That lawsuit, which is based on the same factual allegations as the Valassis Federal and Michigan Actions, alleged that News America violated the Cartwright Act (California's state antitrust law) by unlawfully tying its FSI products to its in-store products, violated California's Unfair Practices Act by predatorily pricing its FSI products, and unfairly competed with Valassis. The Valassis California Action sought injunctive relief, damages, fees and costs. On May 4, 2007, News America filed a motion to dismiss or, in the alternative stay, that complaint. On June 28, 2007, the court issued a tentative ruling denying the motion and reassigned the case to the Complex Litigation Program. On July 19, 2007, the court denied the motion. The Valassis California Action was stayed until March 2010.

Trial in the Valassis Michigan Action commenced on May 27, 2009. On July 23, 2009, a jury returned a verdict in the amount of $300 million for Valassis. News America filed a motion for new trial, which was denied. News America filed an appeal and posted a bond for $25 million, the maximum bond required under Michigan law.

Trial in the Valassis Federal Action was set to commence on February 2, 2010. As a result of pretrial proceedings and negotiations that occurred in late January 2010 related to the Valassis Federal Action, on January 30, 2010, the Company announced that News America had reached a settlement agreement with Valassis pursuant to which all claims filed by Valassis in all matters have been dismissed with prejudice. The United States District Court for the Eastern District of Michigan oversaw the settlement discussions and approved the terms of the settlement. As part of the settlement, News America paid Valassis $500 million and entered into a ten-year shared mail distribution agreement with Valassis Direct Mail, a Valassis subsidiary. Additionally, the parties also have agreed to a process by which the United States District Court for the Eastern District of Michigan may assess certain future business practices of News America and Valassis. In connection with the settlement, the Valassis Federal Action has been dismissed with prejudice. In addition, the judgment in the Valassis Michigan Action from July 2009 has been satisfied with all related appeals dismissed, and the Valassis California Action has been dismissed with prejudice.

As a result of the settlement, the Company recorded a charge of $500 million in fiscal year ended June 30, 2010. The cost of the new distribution agreement, which was entered into on a fair value basis, will be accounted for prospectively, consistent with the accounting for other similar agreements.

Insignia Systems, Inc.

On September 23, 2004, Insignia Systems, Inc. ("Insignia") filed an action against News America Marketing In-Store Inc. ("News America") in the United States District Court for the District of Minnesota. The operative complaint alleges, among other things, disparagement of Insignia by News America in violation of the Lanham Act and Minnesota state law and various federal and state antitrust violations arising out of Insignia's and News America's competition in the domestic in-store advertising market. Insignia seeks damages, injunctive relief and attorneys' fees and costs. On September 30, 2009, the court granted in part, and denied in part, News America's motion for summary judgment.

Discovery in the case has been completed. On January 14, 2011, the court granted in part, and denied in part, News America's motions to exclude testimony by Insignia's expert witnesses. The trial began on February 8, 2011. On February 9, 2011, the parties settled the lawsuit. Under the terms of the settlement, which included no admission of liability, News America paid Insignia $125 million, which is recorded in Selling, general and administrative expenses during the fiscal year ended June 30, 2011. In addition, Insignia paid News America $4 million in relation to a 10-year exclusive business arrangement between the companies.

Other

Other than previously disclosed in the notes to these consolidated financial statements, the Company is party to several purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. In the next twelve months, none of these arrangements that become exercisable are material. Purchase arrangements that are exercisable by the counter-party to the agreement, and that are outside the sole control of the Company are accounted for in accordance with ASC 480-10-S99-3A. Accordingly, the fair values of such purchase arrangements are classified in Redeemable noncontrolling interests.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

NOTE 17. Pensions and Other Postretirement Benefits

The Company participates in and/or sponsors pension and savings plans of various types in a variety of jurisdictions covering, in aggregate, substantially all employees. As of January 1, 2008, the major pension plans and medical plans are closed to new participants (with the exception of groups covered by collective bargaining agreements). The Company has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Non-U.S. plans include both employee contributory and employee non-contributory defined benefit plans and accumulation plans covering all eligible employees. The plans in the United States include both defined benefit pension plans and employee non-contributory and employee contributory accumulation plans covering all eligible employees. The Company makes contributions in accordance with applicable laws or contract terms in each jurisdiction in which the Company operates. The Company's benefit obligation is calculated using several assumptions which the Company reviews on a regular basis.

The funded status of the plans can change from year to year, but the assets of the funded plans have been sufficient to pay all benefits that came due in each of fiscal 2011, 2010 and 2009.

The Company uses a June 30 measurement date for all pension and postretirement benefit plans. The following table sets forth the change in the benefit obligation for the Company's benefit plans:

As of June 30,	Pension benefits 2011	Pension benefits 2010	Postretirement benefits 2011	Postretirement benefits 2010
	(in millions)			
Projected benefit obligation, beginning of the year	$2,986	$2,501	$ 310	$ 276
Service cost	98	70	5	5
Interest cost	172	169	17	18
Benefits paid	(92)	(97)	(18)	(16)
Settlements[a]	(187)	(57)	—	—
Actuarial loss[b]	94	448	10	47
Foreign exchange rate changes	126	(55)	1	(1)
Amendments, transfers and other	7	7	(12)	(19)
Projected benefit obligation, end of the year	3,204	2,986	313	310
Change in the fair value of plan assets for the Company's benefit plans:				
Fair value of plan assets, beginning of the year	2,404	2,018	—	—
Actual return on plan assets	326	237	—	—
Employer contributions	158	338	—	—
Benefits paid	(92)	(97)	—	—
Settlements[a]	(187)	(57)	—	—
Foreign exchange rate changes	111	(39)	—	—
Amendments, transfers and other	4	4	—	—
Fair value of plan assets, end of the year	2,724	2,404	—	—
Funded status	$ (480)	$ (582)	$(313)	$(310)

(a) Amounts related to payments made to former employees in full settlement of their deferred pension benefits.

(b) Actuarial losses primarily related to the strengthening of the mortality tables and changes in the discount rate utilized in measuring plan obligations at June 30, 2011 and 2010, respectively.

Amounts recognized in the consolidated balance sheets consist of:

As of June 30,	Pension benefits 2011	Pension benefits 2010	Postretirement benefits 2011	Postretirement benefits 2010
	(in millions)			
Amounts recorded in the balance sheet:				
Accrued pension/postretirement liabilities	$(480)	$(582)	$(313)	$(310)
Net amount recognized	$(480)	$(582)	$(313)	$(310)

Amounts recognized in accumulated other comprehensive income consist of:

As of June 30,	Pension benefits 2011	Pension benefits 2010	Postretirement benefits 2011	Postretirement benefits 2010
	(in millions)			
Actuarial losses	$823	$923	$ 46	$ 36
Prior service cost (benefit)	12	17	(60)	(66)
Net amounts recognized	$835	$940	$(14)	$(30)

Amounts in accumulated other comprehensive income expected to be recognized as a component of net periodic pension cost in fiscal 2012:

	Pension benefits	Postretirement benefits
	2012	2012
As of June 30,	(in millions)	
Actuarial losses	$48	$ 2
Prior service cost (benefit)	4	(20)
Net amounts recognized	$52	$(18)

Accumulated pension benefit obligations at June 30, 2011 and 2010 were $2,942 million and $2,706 million, respectively. Below is information about funded and unfunded pension plans.

	Funded Plans		Unfunded Plans[1]	
	2011	2010	2011	2010
As of June 30,	(in millions)			
Projected benefit obligation	$2,903	$2,713	$301	$273
Accumulated benefit obligation	2,650	2,442	292	264
Fair value of plan assets	2,724	2,404	—	—

(1) The Company has established an irrevocable grantor trust (the "Trust"), administered by an independent trustee, with the intention of making cash contributions to the Trust to fund certain future pension benefit obligations of the Company. The assets in the Trust are unsecured funds of the Company and can be used to satisfy the Company's obligations in the event of bankruptcy or insolvency. The fair value of the assets in the Trust at June 30, 2011 and 2010 was approximately $155 million and $137 million, respectively.

Below is information about pension plans in which the accumulated benefit obligation exceeds fair value of the plan assets.

	Funded Plans		Unfunded Plans	
	2011	2010	2011	2010
As of June 30,	(in millions)			
Projected benefit obligation	$1,023	$1,179	$301	$273
Accumulated benefit obligation	1,018	1,152	292	264
Fair value of plan assets	936	1,035	—	—

The components of net periodic costs were as follows:

	Pension benefits			Postretirement benefits		
	2011	2010	2009	2011	2010	2009
For the years ended June 30,	(in millions)					
Components of net periodic costs:						
Service cost benefits earned during the period	$ 98	$ 70	$ 73	$ 5	$ 5	$ 7
Interest costs on projected benefit obligations	172	169	159	17	18	21
Expected return on plan assets	(171)	(138)	(143)	—	—	—
Amortization of deferred losses	57	41	14	—	—	—
Other	12	12	11	(18)	(16)	(8)
Net periodic costs	$ 168	$ 154	$ 114	$ 4	$ 7	$20

For the years ended June 30,	Pension benefits			Postretirement benefits		
	2011	2010	2009	2011	2010	2009
Additional information:						
Weighted-average assumptions used to determine benefit obligations						
Discount rate	5.7%	5.7%	7.0%	5.3%	5.5%	6.7%
Rate of increase in future compensation	5.2%	5.2%	5.1%	N/A	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost						
Discount rate	5.7%	7.0%	6.7%	5.5%	6.7%	6.9%
Expected return on plan assets	7.0%	7.0%	7.0%	N/A	N/A	N/A
Rate of increase in future compensation	5.2%	5.1%	5.1%	N/A	N/A	N/A

N/A – not applicable

The following assumed health care cost trend rates at June 30 were also used in accounting for postretirement benefits:

	Postretirement benefits	
	Fiscal 2011	Fiscal 2010
Health care cost trend rate	7.5%	8.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.1%	5.0%
Year that the rate reaches the ultimate trend rate	2019	2019

Assumed health care cost trend rates could have a significant effect on the amounts reported for the postretirement health care plan. The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for fiscal 2011:

	Service and interest costs	Benefit Obligation
	(in millions)	
One percentage point increase	$ 2	$ 26
One percentage point decrease	($2)	($22)

The following table sets forth the estimated benefit payments for the next five fiscal years, and in aggregate for the five fiscal years thereafter. The expected benefits are estimated based on the same assumptions used to measure the Company's benefit obligation at the end of the fiscal year and include benefits attributable to estimated future employee service:

	Expected benefit payments	
	Pension benefits	Postretirement benefits
	(in millions)	
Fiscal year:		
2012	$152	$ 18
2013	147	18
2014	142	18
2015	148	19
2016	155	20
2017-2021	907	115

The above table shows expected benefits payments for the postretirement benefits after adjusting for U.S. Medicare subsidy receipts. The annual receipts are expected to range from $1 to $2 million.

Plan Assets

In June 2010, the Company adopted the provisions of ASC 715 which expanded the disclosure requirements of defined benefit plans. The expanded disclosure requirements include: (i) investment policies and strategies; (ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure plan assets; (iv) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and (v) significant concentrations of risk within plan assets.

The table below presents the Company's plan assets by level within the fair value hierarchy as of June 30, 2011:

		Fair Value Measurements at Reporting Date Using		
Description	Total as of June 30, 2011	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)			
Assets				
Short-term investments	$ 6	$ —	$ 6	$—
Pooled funds:[a]				
Money market funds	138	—	138	—
Domestic equity funds	140	140	—	—
International equity funds	632	567	65	—
Domestic fixed income funds	386	386	—	—
International fixed income funds	333	—	333	—
Balanced funds	603	255	348	—
Common stocks[b]				
U.S. common stocks	205	201	4	—
Government and agency obligations[c]				
Domestic government obligations	15	—	15	—
Domestic agency obligations	94	—	94	—
International government obligations	79	—	79	—
Corporate obligations[c]	26	—	26	—
Partnership interests[d]	27	—	—	27
Other	40	13	17	10
Total	$2,724	$1,562	$1,125	$37

(a) Open-ended pooled funds that are registered and/or available to the general public are valued at the daily published net asset value ("NAV"). Other pooled funds are valued at the NAV provided by the fund issuer.

(b) Common stocks that are publicly traded are valued at the closing price reported on active markets in which the individual securities are traded.

(c) The fair value of corporate, government and agency obligations are valued based on a compilation of primary observable market information or a broker quote in a non-active market.

(d) The fair value of partnerships that are not publicly traded are based on fair value obtained from the general partner.

The table below sets forth a summary of changes in the fair value of investments reflected as Level 3 assets at June 30, 2011:

	Partnership interests	Other	Total
	(in millions)		
Beginning of period	$25	$ 9	$34
Actual return on plan assets:			
Relating to assets still held at June 30, 2011	1	1	2
Relating to assets sold during the period	—	—	—
Purchases, sales, settlements and issuances	1	—	1
Transfers in and out of Level 3	—	—	—
End of period	$27	$10	$37

The Company's investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to conduct a periodic strategic review of its asset allocation. The Company's current broad strategic targets are to have a pension asset portfolio comprising of 50% equity securities, 39% fixed income securities, 1% in real estate and 10% in cash and other investments. In developing the expected long-term rate of return, the Company considered the pension asset portfolio's past average rate of returns and future return expectations of the various asset classes. A portion of the other allocation is reserved in short-term cash to provide for expected benefits to be paid in short term. The Company's equity portfolios are managed in such a way as to achieve optimal diversity. The Company's fixed income portfolio is investment grade in the aggregate. The Company does not manage any assets internally.

The Company's benefit plan weighted-average asset allocations, by asset category, are as follows:

	Pension benefits	
As of June 30,	2011	2010
Asset Category:		
Equity securities	44%	36%
Debt securities	39%	40%
Real estate	1%	1%
Cash and other	16%	23%
Total	100%	100%

The Company contributes to multi-employer plans that provide pension and health and welfare benefits to certain employees under collective bargaining agreements. The contributions to these plans were $117 million, $110 million and $120 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively. In addition, the Company has defined contribution plans for the benefit of substantially all employees meeting certain eligibility requirements. Employer contributions to such plans were $194 million for each of the fiscal years ended June 30, 2011 and 2010 and $199 million for the fiscal year ended June 30, 2009.

The Company expects to continue making discretionary contributions to the plans during fiscal 2012 and in aggregate the pension contributions are expected to be approximately $50 million.

NOTE 18. **Income Taxes**

Income (loss) from continuing operations before income tax expense was attributable to the following jurisdictions:

For the years ended June 30,	2011	2010	2009
		(in millions)	
United States (including exports)	$3,259	$2,889	$(5,501)
Foreign	918	434	(38)
Income (loss) from continuing operations before income tax expense	$4,177	$3,323	$(5,539)

Significant components of the Company's provision (benefit) for income taxes from continuing operations were as follows:

For the years ended June 30,	2011	2010	2009
		(in millions)	
Current:			
United States			
Federal	$ 823	$248	$ 675
State & local	77	114	127
Foreign	242	189	303
Total current	1,142	551	1,105
Deferred	(113)	128	(3,334)
Total provision (benefit) for income taxes[a]	$1,029	$679	$(2,229)

(a) The total tax provision for the year ended June 30, 2011 included $1,029 million from continuing operations and $(61) from discontinued operations.

The reconciliation of income tax attributable to continuing operations computed at the statutory rate to income tax expense was:

For the years ended June 30,	2011	2010	2009
U.S. federal income tax rate/(benefit)	35%	35%	(35)%
Prior year tax credit recognition[a]	—	(9)	—
Sale of interest in subsidiaries	(3)	4	(7)
State and local taxes	2	1	1
Effect of foreign taxes	(2)	(1)	1
Resolution of tax matters	(3)	(1)	(19)
Non-deductible goodwill on asset impairment[b]	1	2	26
Recognition of tax assets	—	(8)	(3)
Permanent differences and Other	(5)	(3)	(4)
Effective tax rate	25%	20%	(40)%

(a) During the fiscal year ended June 30, 2010, the Company made an election to credit certain prior year's taxes instead of claiming deductions. As a result, a benefit of $312 million was recognized in fiscal 2010.

(b) See Note 9 – Goodwill and Other Intangible Assets.

The following is a summary of the components of the deferred tax accounts:

As of June 30,	2011	2010
	(in millions)	
Deferred tax assets:		
Net operating loss carryforwards	$ 318	$ 394
Capital loss carryforwards	1,421	1,237
Prior year tax credit carryforwards	695	739
Accrued liabilities	669	624
Total deferred tax assets	3,103	2,994
Deferred tax liabilities:		
Basis difference and amortization	(3,960)	(3,727)
Revenue recognition	(280)	(271)
Sports rights contracts	(131)	(185)
Other	(277)	(65)
Total deferred tax liabilities	(4,648)	(4,248)
Net deferred tax liabilities before valuation allowance	(1,545)	(1,254)
Less: valuation allowance	(2,009)	(2,089)
Net deferred tax liabilities	$(3,554)	$(3,343)

The Company had net current deferred tax assets of $8 million and $2 million at June 30, 2011 and June 30, 2010, respectively, and noncurrent deferred tax assets of $150 million and $141 million at June 30, 2011 and 2010, respectively. The Company also had non-current deferred tax liabilities of $3,712 million and $3,486 million at June 30, 2011 and 2010, respectively.

At June 30, 2011, the Company had approximately $794 million of net operating loss carryforwards available to offset future taxable income. The majority of these net operating loss carryforwards have an unlimited carryforward period. In accordance with our accounting policy, valuation allowances of $78 million and $143 million have been established to reflect the expected realization of these net operating loss carryforwards as of June 30, 2011 and 2010, respectively.

At June 30, 2011, the Company had approximately $4.4 billion of capital loss carryforwards available to offset future taxable income having no expiration. In accordance with our accounting policy, valuation allowances of $1.2 billion and $1.2 billion have been established to reflect the expected realization of these capital loss carryforwards as of June 30, 2011 and 2010, respectively.

At June 30, 2011, the Company has approximately $695 million of tax credit carryovers available to offset future income tax expense. This amount resulted from the Company's election to credit certain prior year taxes instead of claiming deductions. If these credits are not utilized to offset future U.S. income tax expense, the credits will expire starting in the June 30, 2014 fiscal year through the fiscal year June 30, 2021. In accordance with our accounting policy, valuation allowances of $695 million and $739 million have been established to reflect the expected realization of these tax credit carryovers as of June 30, 2011 and 2010, respectively.

The following table sets forth the change in the accrual for uncertain tax positions, excluding interest and penalties:

For the year ended June 30,	2011	2010
	(in millions)	
Balance, beginning of period	$243	$ 458
Additions for prior year tax positions	46	15
Reduction for prior year tax positions	(33)	(230)
Balance, end of period	$256	$ 243

During the fiscal year ended June 30, 2011, the Company has reduced its accrual for uncertain tax positions by $33 million. During the fiscal year ended June 30, 2010, the Company has reduced its accrual for uncertain tax positions by $230 million primarily to reflect the Company's election to credit certain prior year's taxes instead of claiming deductions. The Company recognizes interest and penalty charges related to unrecognized tax benefits as income tax expense, which is consistent with the recognition in prior reporting periods. The Company had recorded liabilities for accrued interest of $43 million and $49 million as of June 30, 2011 and 2010, respectively.

The Company is subject to tax in various domestic and international jurisdictions and, as a matter of ordinary course, the Company is regularly audited by Federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all other pending tax matters and does not currently anticipate that the ultimate resolution of other pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity. The U.S. Internal Revenue Service is currently examining the Company's returns for fiscal years 2008 and 2009. Additionally, the Company's income tax returns for the years 2000 through 2009 are subject to examination in various foreign jurisdictions. Consequently, it is reasonably possible that uncertain income tax positions may decrease in the next twelve months. However, actual developments in this area could differ from those currently expected. Of the total unrecognized tax benefits at June 30, 2011 of $256 million, approximately $127 million would affect the Company's effective income tax rate, if and when recognized in future fiscal years.

During the fourth quarter of fiscal 2011, the Company paid one-time dividends of $517 million back to the United States related to foreign earnings. The repatriated cash was to be used to fund the proposed acquisition of BSkyB. As these dividends were one-time dividends, they did not change the Company's assertion related to the remaining amount of undistributed earnings. Therefore, the Company has not provided for U.S. taxes on the remaining undistributed earnings of foreign subsidiaries as they are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to approximately $8.6 billion at June 30, 2011.

NOTE 19. **Segment Information**

The Company regularly reviews its segment reporting and classification. In the first quarter of fiscal 2011, the Company aggregated the previously reported Book Publishing segment, Integrated Marketing Services segment and the Newspapers and Information Services segment to report a new Publishing segment because of changes in how the Company manages and evaluates these businesses as a result of evolving industry trends. The Company has revised its segment information for prior fiscal years to conform to the fiscal 2011 presentation.

The Company is a diversified global media company, which manages and reports its businesses in the following six segments:

- ***Cable Network Programming***, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators primarily in the United States, Latin America, Europe and Asia.
- ***Filmed Entertainment,*** which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production and licensing of television programming worldwide.
- ***Television,*** which principally consists of the broadcasting of network programming in the United States and the operation of 27 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 17 are affiliated with the FOX network and ten are affiliated with MyNetworkTV).
- ***Direct Broadcast Satellite Television,*** which consists of the distribution of basic and premium programming services via satellite and broadband directly to subscribers in Italy.
- ***Publishing,*** which principally consists of the Company's newspapers and information services, book publishing and integrated marketing services businesses. The newspapers and information services business principally consists of the publication of national newspapers in the United Kingdom, the publication of approximately 146 newspapers in Australia, the publication of a metropolitan newspaper and a national newspaper (with international editions) in the United States and the provision of information services. The book publishing business consists of the publication of English language books throughout the world and the integrated marketing services business consists of the publication of free-standing inserts and the provision of in-store marketing products and services in the United States and Canada.
- ***Other,*** which principally consists of the Company's digital media properties, Wireless Generation, the Company's education technology business, and News Outdoor, an advertising business which offers display advertising in outdoor locations primarily throughout Russia and Eastern Europe. (See Note 24 – Subsequent Events)

The Company's operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measures are segment operating income (loss) and segment operating income (loss) before depreciation and amortization.

Segment operating income (loss) does not include: Impairment and restructuring charges, equity earnings of affiliates, interest expense, net, interest income, other, net, income tax expense and net income attributable to noncontrolling interests. The Company believes that information about segment operating income (loss) assists all users of the Company's consolidated financial statements by allowing them to evaluate changes in the operating results of the Company's portfolio of businesses separate from non-operational factors that affect net income, thus providing insight into both operations and the other factors that affect reported results.

Segment operating income (loss) before depreciation and amortization is defined as segment operating income (loss) plus depreciation and amortization and the amortization of cable distribution investments and eliminates the variable effect across all business segments of depreciation and amortization. Depreciation and amortization expense includes the depreciation of property and equipment, as well as amortization of finite-lived intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and, as such, it is excluded from segment operating income (loss) before depreciation and amortization.

Total segment operating income and segment operating income (loss) before depreciation and amortization are non-GAAP measures and should be considered in addition to, not as a substitute for, net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. In addition, these measures do not reflect cash available to fund requirements. These measures exclude items, such as impairment and restructuring charges, which are significant components in assessing the Company's financial performance. Segment operating income (loss) before depreciation and amortization also excludes depreciation and amortization which are also significant components in assessing the Company's financial performance.

Management believes that total segment operating income and segment operating income (loss) before depreciation and amortization are appropriate measures for evaluating the operating performance of the Company's business. Total segment operating income and segment operating income (loss) before depreciation and amortization provide management, investors and equity analysts measures to analyze operating performance of the Company's business and its enterprise value against historical data and competitors' data, although historical results, including total segment operating income and segment operating income (loss) before depreciation and amortization, may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

For the years ended June 30,	2011	2010	2009
		(in millions)	
Revenues:			
Cable Network Programming	$ 8,037	$ 7,038	$ 6,131
Filmed Entertainment	6,899	7,631	5,936
Television	4,778	4,228	4,051
Direct Broadcast Satellite Television	3,761	3,802	3,760
Publishing	8,826	8,548	8,167
Other	1,104	1,531	2,378
Total revenues	$33,405	$32,778	$30,423
Segment operating income (loss):			
Cable Network Programming	$ 2,760	$ 2,268	$ 1,653
Filmed Entertainment	927	1,349	848
Television	681	220	191
Direct Broadcast Satellite Television	232	230	393
Publishing	864	467	836
Other	(614)	(575)	(363)
Total segment operating income	4,850	3,959	3,558
Impairment and restructuring charges	(313)	(253)	(9,208)
Equity earnings (losses) of affiliates	462	448	(309)
Interest expense, net	(966)	(991)	(927)
Interest income	126	91	91
Other, net	18	69	1,256
Income (loss) from continuing operations before income tax expense	4,177	3,323	(5,539)
Income tax (expense) benefit	(1,029)	(679)	2,229
Income (loss) from continuing operations	3,148	2,644	(3,310)
Loss on disposition of discontinued operations, net of tax	(254)	—	—
Net income (loss)	2,894	2,644	(3,310)
Less: Net income attributable to noncontrolling interests	(155)	(105)	(68)
Net income (loss) attributable to News Corporation stockholders	$ 2,739	$ 2,539	$ (3,378)

Intersegment revenues, generated primarily by the Filmed Entertainment segment, of approximately $914 million, $894 million and $910 million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating profit (loss) generated primarily by the Filmed Entertainment segment of approximately $21 million, $(18) million and $(4) million for the fiscal years ended June 30, 2011, 2010 and 2009, respectively, have been eliminated within the Filmed Entertainment segment.

For the year ended June 30, 2011	Segment operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Segment operating income (loss) before depreciation and amortization
	(in millions)			
Cable Network Programming	$2,760	$ 156	$92	$3,008
Filmed Entertainment	927	110	—	1,037
Television	681	89	—	770
Direct Broadcast Satellite Television	232	314	—	546
Publishing	864	389	—	1,253
Other	(614)	133	—	(481)
Total	$4,850	$1,191	$92	$6,133

For the year ended June 30, 2010	Segment operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Segment operating income (loss) before depreciation and amortization
	(in millions)			
Cable Network Programming	$2,268	$ 153	$84	$2,505
Filmed Entertainment	1,349	93	—	1,442
Television	220	85	—	305
Direct Broadcast Satellite Television	230	278	—	508
Publishing	467	385	—	852
Other	(575)	191	—	(384)
Total	$3,959	$1,185	$84	$5,228

For the year ended June 30, 2009	Segment operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Segment operating income (loss) before depreciation and amortization
	(in millions)			
Cable Network Programming	$1,653	$ 137	$88	$1,878
Filmed Entertainment	848	92	—	940
Television	191	89	—	280
Direct Broadcast Satellite Television	393	227	—	620
Publishing	836	338	—	1,174
Other	(363)	255	—	(108)
Total	$3,558	$1,138	$88	$4,784

For the years ended June 30,	2011	2010	2009
		(in millions)	
Depreciation and amortization			
Cable Network Programming	$ 156	$ 153	$ 137
Filmed Entertainment	110	93	92
Television	89	85	89
Direct Broadcast Satellite Television	314	278	227
Publishing	389	385	338
Other	133	191	255
Total depreciation and amortization	$1,191	$1,185	$1,138
Capital expenditures:			
Cable Network Programming	$ 72	$ 70	$ 151
Filmed Entertainment	49	38	65
Television	64	84	103
Direct Broadcast Satellite Television	398	278	173
Publishing	508	312	416
Other	80	132	193
Total capital expenditures	$1,171	$ 914	$1,101

As of June 30,	2011	2010
	(in millions)	
Total assets:		
Cable Network Programming	$12,666	$12,032
Filmed Entertainment	8,015	7,122
Television	6,062	6,479
Direct Broadcast Satellite Television	3,098	2,703
Publishing	14,915	13,071
Other	12,357	9,462
Investments	4,867	3,515
Total assets	$61,980	$54,384
Goodwill and Intangible assets, net:		
Cable Network Programming	$ 6,808	$ 6,860
Filmed Entertainment	2,552	1,886
Television	4,320	4,310
Direct Broadcast Satellite Television	636	540
Publishing	7,377	6,864
Other	1,591	1,595
Total goodwill and intangibles assets, net	$23,284	$22,055

Geographic Segments

For the years ended June 30,	2011	2010	2009
		(in millions)	
Revenues:			
United States and Canada[1]	$18,528	$17,812	$16,686
Europe[2]	9,070	9,628	9,331
Australasia and Other[3]	5,807	5,338	4,406
Total revenues	$33,405	$32,778	$30,423

(1) Revenues include approximately $18.0 billion, $17.3 billion and $16.2 billion from customers in the United States in fiscal 2011, 2010 and 2009, respectively.

(2) Revenues include approximately $2.7 billion for both fiscal 2011 and 2010 and $2.9 billion for fiscal 2009 from customers in the United Kingdom, as well as approximately $3.9 billion for fiscal 2011 and $4.0 billion for both fiscal 2010 and 2009 from customers in Italy.

(3) Revenues include approximately $3.2 billion, $2.9 billion and $2.5 billion from customers in Australia in fiscal 2011, 2010 and 2009, respectively.

As of June 30,	2011	2010
	(in millions)	
Long-Lived Assets:		
United States and Canada	$26,019	$24,646
Europe	6,514	5,289
Australasia and Other	7,663	6,425
Total long-lived assets	$40,196	$36,360

There is no material reliance on any single customer. Revenues are attributed to countries based on location of customers. Australasia comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

NOTE 20. **Earnings Per Share**

The following tables set forth the computation of basic and diluted earnings per share under ASC 260, "Earnings per Share" ("ASC 260"):

For the year ended June 30,	2011	2010	2009
	(in millions, except per share amounts)		
Income (loss) from continuing operations	$3,148	$2,644	$(3,310)
Less: Net income attributable to noncontrolling interests	(155)	(105)	(68)
Income (loss) from continuing operations available to News Corporation stockholders – basic	$2,993	$2,539	$(3,378)
Other	(3)	—	—
Income (loss) from continuing operations available to News Corporation stockholders – diluted	$2,990	$2,539	$(3,378)
Loss on disposition of discontinued operations, net of tax available to News Corporation stockholders- basic and diluted	(254)	—	—
Net income (loss) available to News Corporation stockholders – basic	$2,739	$2,539	$(3,378)
Other	(3)	—	—
Net income (loss) available to News Corporation stockholders – diluted	$2,736	$2,539	$(3,378)
Weighted average shares – basic	2,625	2,619	2,613
Shares issuable under equity-based compensation plans[1]	8	9	—
Weighted average shares – diluted	2,633	2,628	2,613
Income (loss) from continuing operations per share attributable to News Corporation stockholders – basic and diluted	$ 1.14	$ 0.97	$ (1.29)
Loss on disposition of discontinued operations, net of tax per share attributable to News Corporation stockholders- basic and diluted	$ (0.10)	$ —	$ —
Income (loss) per share attributable to News Corporation stockholders – basic and diluted	$ 1.04	$ 0.97	$ (1.29)

(1) Weighted average common shares outstanding includes the incremental shares that would be issued upon the assumed exercise of stock options and vesting of restricted stock units if the effect is dilutive. Because the Company had a loss from continuing operations in fiscal 2009, no potentially dilutive securities were included in the denominator for computing dilutive earnings per share, since their impact on earnings per share from continuing operations would be anti-dilutive. In accordance with ASC 260, the same shares are used to compute all earnings per share amounts. For the fiscal year ended June 30, 2009, approximately 2 million shares that could potentially dilute basic earnings per share in the future were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

NOTE 21. **Quarterly Data (Unaudited)**

For the three months ended	September 30,	December 31,	March 31,	June 30,
	(in millions, except per share amounts)			
Fiscal 2011				
Revenues	$7,426	$8,761	$8,256	$8,962
Income from continuing operations attributable to News Corporation stockholders	775	642	639	937
Loss on disposition of discontinued operations, net of tax[a]	—	—	—	(254)
Net income attributable to News Corporation stockholders	775	642	639	683
Income from continuing operations per share attributable to News Corporation stockholders – basic	$ 0.30	$ 0.24	$ 0.24	$ 0.36
Income from continuing operations per share attributable to News Corporation stockholders – diluted	$ 0.30	$ 0.24	$ 0.24	$ 0.35
Income per share attributable to News Corporation stockholders – basic and diluted	$ 0.30	$ 0.24	$ 0.24	$ 0.26
Stock prices[b]				
Class A – High	$14.35	$14.95	$17.71	$18.34
Class A – Low	$11.82	$12.97	$14.13	$16.05
Class B – High	$15.93	$16.62	$18.73	$18.99
Class B – Low	$13.48	$15.04	$15.94	$16.71
Fiscal 2010[c]				
Revenues	$7,199	$8,684	$8,785	$8,110
Net income attributable to News Corporation stockholders	571	254	839	875
Income per share attributable to News Corporation stockholders – basic and diluted	$ 0.22	$ 0.10	$ 0.32	$ 0.33
Stock prices[b]				
Class A – High	$12.31	$13.69	$14.46	$16.24
Class A – Low	$ 8.15	$11.27	$12.41	$12.39
Class B – High	$14.44	$15.93	$17.09	$18.60
Class B – Low	$ 9.47	$13.24	$14.55	$14.46

(a) In the quarter ended June 30, 2011, the Company recorded a loss on the sale of Myspace of $254 million, net of tax of $61 million or ($0.10) per diluted share, which is included in loss on disposition of discontinued operations, net of tax (See Note 3 – Acquisitions, Disposals and Other Transactions).

(b) The stock prices reflect the reported high and low closing sales prices for the Class A Common Stock and Class B Common Stock, as reported on The NASDAQ Global Select Market, its principal market, under the symbols "NWSA" and "NWS", respectively.

(c) In the quarter ended June 30, 2010, the Company recorded an impairment charge of $200 million (See Note 9 – Goodwill and Other Intangible Assets), a gain on the sale of its eastern European television stations of $235 million (See Note 3 – Acquisitions, Disposals and Other Transactions) and an income tax benefit of $312 million (See Note 18 – Income Taxes).

NOTE 22. Valuation and Qualifying Accounts

	Balance at beginning of year	Additions	Acquisitions and disposals	Utilization	Foreign exchange	Balance at end of year
	(in millions)					
Fiscal 2011						
Allowances for returns and doubtful accounts	$(1,170)	$(1,102)	$—	$1,248	$(75)	$(1,099)
Deferred tax valuation allowance	(2,089)	(148)	—	228	—	(2,009)
Fiscal 2010						
Allowances for returns and doubtful accounts	(1,158)	(1,288)	1	1,241	34	(1,170)
Deferred tax valuation allowance	(1,370)	(1,244)	—	525	—	(2,089)
Fiscal 2009						
Allowances for returns and doubtful accounts	(1,089)	(1,498)	—	1,377	52	(1,158)
Deferred tax valuation allowance	(1,406)	(128)	—	164	—	(1,370)

NOTE 23. Additional Financial Information

Supplemental Cash Flow Information

For the years ended June 30,	2011	2010	2009
	(in millions)		
Supplemental cash flow information:			
Cash paid for income taxes	$ (933)	$(767)	$(1,192)
Cash paid for interest	(950)	(968)	(871)
Sale of other investments	55	16	14
Purchase of other investments	(377)	(101)	(90)
Supplemental information on businesses acquired:			
Fair value of assets acquired	1,609	138	650
Cash acquired	72	6	3
Less: Liabilities assumed	(742)	6	97
Noncontrolling interests (increase) decrease	(20)	(1)	62
Cash paid	(903)	(149)	(812)
Fair value of equity instruments issued to third parties	16	—	—
Issuance of subsidiary common units	(16)	—	—
Fair value of equity instruments consideration	$ —	$ —	$ —

The following table sets forth the components of Other, net included in the accompanying consolidated statements of operations:

For the years ended June 30,	2011	2010	2009
	(in millions)		
Gain on STAR China transaction[a]	$ 55	$ —	$ —
Loss on disposal of Fox Mobile[a]	(29)	—	—
Gain (loss) on the sale of eastern European television stations[a]	—	195	(100)
Gain (loss) on the financial indexes business transaction[a]	43	(23)	—
Loss on Photobucket transaction[a]	—	(32)	—
Gain on sale of NDS shares[a]	—	—	1,249
Gain on the sale of the Stations[a]	—	—	232
Loss on early extinguishment of debt[b]	(36)	—	—
Impairment of cost based investments[c]	—	(3)	(113)
Change in fair value of exchangeable and convertible securities[c][d]	46	3	77
Other	(61)	(71)	(89)
Total Other, net	$ 18	$ 69	$1,256

(a) See Note 3 – Acquisitions, Disposals and Other Transactions

(b) See Note 10 – Borrowings

(c) See Note 6 – Investments

(d) The Company had certain exchangeable debt securities which contained embedded derivatives. Pursuant to ASC 815, these embedded derivatives are not designated as hedges and, as such, changes in their fair value were recognized in Other, net in the consolidated statements of operations. The Company redeemed the exchangeable debt securities in fiscal year 2010. (See Note 11–Exchangeable Securities)

NOTE 24. **Subsequent Events**

In July 2011, the Company announced that it would close its publication, *News of the World*, after allegations of phone hacking and payments to police. As a result of these allegations, the Company is subject to several ongoing investigations by U.K. and U.S. regulators and governmental authorities, including investigations into whether similar conduct may have occurred at the Company's subsidiaries outside of the U.K. The Company is fully cooperating with these investigations. In addition, the Company has admitted liability in a number of civil cases related to the phone hacking allegations and has settled a number of cases. The Company has taken steps to solve the problems relating to *News of the World* including the creation and establishment of an independent Management & Standards Committee (the "MSC"), which will have oversight of, and take responsibility for, all matters in relation to the *News of the World* phone hacking case, police payments and all other connected issues at News International Group Limited ("News International"), including as they may relate to other News International publications. The MSC appointed an independent Chairman, Lord Grabiner QC, and will report directly to Joel Klein, Executive Vice President and a director of the Company, who in turn will report to Viet Dinh, an independent director and Chairman of the Company's Nominating and Corporate Governance Committee. Both directors will update the Company's Board of Directors. The MSC will ensure full cooperation with all relevant investigations and inquiries into *News of the World* matters and all other related issues across News International and will conduct its own internal investigations where appropriate. The MSC will also be responsible for reviewing existing compliance systems and for proposing and overseeing the implementation of new compliance, ethics and governance procedures at News International. The Company has engaged outside counsel to assist it in responding to U.K. and U.S. governmental inquiries.

In July 2011, the Company sold its majority interest in its outdoor advertising businesses in Russia and Romania for approximately $360 million. The Company expects to record a gain related to the sale of this business during the first quarter of fiscal 2012.

A dividend of $0.095 per share of Class A Common Stock and Class B Common Stock has been declared and is payable on October 19, 2011. The record date for determining dividend entitlements is September 14, 2011.

NOTE 25. **Supplemental Guarantor Information**

In May 2007, NAI, a 100% owned subsidiary of the Company as defined in Rule 3-10(h) of Regulation S-X, entered into the Credit Agreement. The Credit Agreement provides a $2.25 billion unsecured revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit and has a maturity date of May 2012. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. NAI pays a facility fee of 0.08% regardless of facility usage. NAI pays interest for borrowings at LIBOR plus 0.27% and pays commission fees on letters of credit at 0.27%. NAI pays an additional fee of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating.

The Parent Guarantor presently guarantees the senior public indebtedness of NAI and the guarantee is full and unconditional. The supplemental condensed consolidating financial information of the Parent Guarantor should be read in conjunction with these consolidated financial statements.

In accordance with rules and regulations of the SEC, the Company uses the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Company's consolidated results of operations, excluding certain intercompany eliminations.

The following condensed consolidating financial statements present the results of operations, financial position and cash flows of NAI, the Company and the subsidiaries of the Company and the eliminations and reclassifications necessary to arrive at the information for the Company on a consolidated basis.

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2011	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Revenues	$ 1	$ —	$ 33,404	$ —	$ 33,405
Expenses	(399)	—	(28,469)	—	(28,868)
Equity earnings of affiliates	(6)	—	468	—	462
Interest expense, net	(1,435)	(1,109)	(19)	1,597	(966)
Interest income	73	8	1,642	(1,597)	126
Earnings (losses) from subsidiary entities	672	3,924	—	(4,596)	—
Other, net	250	(84)	(148)	—	18
Income (loss) from continuing operations before income tax expense	(844)	2,739	6,878	(4,596)	4,177
Income tax (expense) benefit	208	—	(1,694)	457	(1,029)
Income (loss) from continuing operations	(636)	2,739	5,184	(4,139)	3,148
Loss on disposition of discontinued operations, net of tax	—	—	(254)	—	(254)
Net income (loss)	(636)	2,739	4,930	(4,139)	2,894
Less: Net income attributable to noncontrolling interests	—	—	(155)	—	(155)
Net income (loss) attributable to News Corporation stockholders	$ (636)	$ 2,739	$ 4,775	$(4,139)	$ 2,739

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2010	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Revenues	$ 1	$ —	$ 32,777	$ —	$ 32,778
Expenses	(323)	—	(28,749)	—	(29,072)
Equity earnings of affiliates	2	—	446	—	448
Interest expense, net	(4,256)	(743)	(10)	4,018	(991)
Interest income	6	—	4,103	(4,018)	91
Earnings (losses) from subsidiary entities	1,744	3,283	—	(5,027)	—
Other, net	644	(1)	(169)	(405)	69
Income (loss) before income tax expense	(2,182)	2,539	8,398	(5,432)	3,323
Income tax (expense) benefit	446	—	(1,716)	591	(679)
Net income (loss)	(1,736)	2,539	6,682	(4,841)	2,644
Less: Net income attributable to noncontrolling interests	—	—	(105)	—	(105)
Net income (loss) attributable to News Corporation stockholders	$(1,736)	$2,539	$ 6,577	$(4,841)	$ 2,539

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2009	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Revenues	$ 6	$ —	$ 30,417	$ —	$ 30,423
Expenses	(297)	—	(35,776)	—	(36,073)
Equity (losses) earnings of affiliates	5	—	(314)	—	(309)
Interest expense, net	(2,728)	(1,090)	(115)	3,006	(927)
Interest income	206	—	2,891	(3,006)	91
Earnings (losses) from subsidiary entities	1,434	(2,274)	—	840	—
Other, net	83	(14)	1,187	—	1,256
(Loss) income before income tax expense	(1,291)	(3,378)	(1,710)	840	(5,539)
Income tax benefit	519	—	688	1,022	2,229
Net (loss) income	(772)	(3,378)	(1,022)	1,862	(3,310)
Less: Net income attributable to noncontrolling interests	—	—	(68)	—	(68)
Net (loss) income attributable to News Corporation stockholders	$ (772)	$(3,378)	$ (1,090)	$ 1,862	$ (3,378)

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Balance Sheet

At June 30, 2011	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
ASSETS:					
Current assets:					
Cash and cash equivalents	$ 360	$ 7,816	$ 4,504	$ —	$12,680
Receivables, net	14	—	6,316	—	6,330
Inventories, net	—	—	2,332	—	2,332
Other	15	—	427	—	442
Total current assets	389	7,816	13,579	—	21,784
Non-current assets:					
Receivables	—	—	350	—	350
Inventories, net	—	—	4,198	—	4,198
Property, plant and equipment, net	100	—	6,442	—	6,542
Intangible assets	—	—	8,587	—	8,587
Goodwill	—	—	14,697	—	14,697
Other	323	—	632	—	955
Investments					
Investments in associated companies and other investments	125	52	4,690	—	4,867
Intragroup investments	50,146	48,502	—	(98,648)	—
Total investments	50,271	48,554	4,690	(98,648)	4,867
TOTAL ASSETS	$51,083	$56,370	$ 53,175	$(98,648)	$61,980
LIABILITIES AND EQUITY					
Current liabilities:					
Borrowings	$ —	$ —	$ 32	$ —	$ 32
Other current liabilities	91	22	9,426	—	9,539
Total current liabilities	91	22	9,458	—	9,571
Non-current liabilities:					
Borrowings	15,463	—	—	—	15,463
Other non-current liabilities	202	—	6,418	—	6,620
Intercompany	25,884	26,842	(52,726)	—	—
Redeemable noncontrolling interests	—	—	242	—	242
Total equity	9,443	29,506	89,783	(98,648)	30,084
TOTAL LIABILITIES AND EQUITY	$51,083	$56,370	$ 53,175	$(98,648)	$61,980

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Balance Sheet

At June 30, 2010	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
ASSETS:					
Current Assets:					
Cash and cash equivalents	$ 5,331	$ —	$ 3,378	$ —	$ 8,709
Receivables, net	17	—	6,414	—	6,431
Inventories, net	—	—	2,392	—	2,392
Other	44	—	448	—	492
Total current assets	5,392	—	12,632	—	18,024
Non-current assets:					
Receivables	—	—	346	—	346
Inventories, net	—	—	3,254	—	3,254
Property, plant and equipment, net	96	—	5,884	—	5,980
Intangible assets	—	—	8,306	—	8,306
Goodwill	—	—	13,749	—	13,749
Other	269	—	941	—	1,210
Investments					
Investments in associated companies and other investments	121	39	3,355	—	3,515
Intragroup investments	48,663	40,483	—	(89,146)	—
Total investments	48,784	40,522	3,355	(89,146)	3,515
TOTAL ASSETS	$54,541	$40,522	$ 48,467	$(89,146)	$54,384
LIABILITIES AND EQUITY					
Current liabilities:					
Borrowings	$ 80	$ —	$ 49	$ —	$ 129
Other current liabilities	20	—	8,713	—	8,733
Total current Liabilities	100	—	8,762	—	8,862
Non-current Liabilities:					
Borrowings	13,159	—	32	—	13,191
Other non-current liabilities	200	—	6,265	—	6,465
Intercompany	30,561	15,409	(45,970)	—	—
Redeemable noncontrolling interests	—	—	325	—	325
Total equity	10,521	25,113	79,053	(89,146)	25,541
TOTAL LIABILITIES AND EQUITY	$54,541	$40,522	$ 48,467	$(89,146)	$54,384

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2011	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Operating activities:					
Net cash provided by (used in) operating activities	$(7,034)	$8,203	$ 3,302	$—	$ 4,471
Investing and other activities:					
Property, plant and equipment	(16)	—	(1,155)	—	(1,171)
Investments	(29)	—	(1,450)	—	(1,479)
Proceeds from dispositions	—	—	403	—	403
Net cash used in investing activities	(45)	—	(2,202)	—	(2,247)
Financing activities:					
Borrowings	2,453	—	18	—	2,471
Repayment of borrowings	(345)	—	(212)	—	(557)
Issuance of shares	—	12	—	—	12
Dividends paid	—	(399)	(101)	—	(500)
Purchase of subsidiary shares from noncontrolling interests	—	—	(116)	—	(116)
Sale of subsidiary shares to noncontrolling interests	—	—	50	—	50
Net cash provided by (used in) financing activities	2,108	(387)	(361)	—	1,360
Net increase (decrease) in cash and cash equivalents	(4,971)	7,816	739	—	3,584
Cash and cash equivalents, beginning of year	5,331	—	3,378	—	8,709
Exchange movement on opening cash balance	—	—	387	—	387
Cash and cash equivalents, end of year	$ 360	$7,816	$ 4,504	$—	$12,680

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2010	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Operating activities:					
Net cash provided by operating activities	$ 1,912	$ 331	$1,611	$—	$ 3,854
Investing activities:					
Property, plant and equipment	(44)	—	(870)	—	(914)
Investments	(65)	—	(591)	—	(656)
Proceeds from dispositions	—	—	1,257	—	1,257
Net cash used in investing activities	(109)	—	(204)	—	(313)
Financing activities:					
Borrowings	989	—	38	—	1,027
Repayment of borrowings	(1,940)	—	(140)	—	(2,080)
Issuance of shares	—	24	—	—	24
Dividends paid	—	(355)	(63)	—	(418)
Other, net	—	—	2	—	2
Net cash used in financing activities	(951)	(331)	(163)	—	(1,445)
Net increase in cash and cash equivalents	852	—	1,244	—	2,096
Cash and cash equivalents, beginning of year	4,479	—	2,061	—	6,540
Exchange movement on opening cash balance	—	—	73	—	73
Cash and cash equivalents, end of year	$ 5,331	$ —	$3,378	$—	$ 8,709

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2009	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
			(in millions)		
Operating activities:					
Net cash provided by operating activities	$1,464	$ 343	$ 441	$—	$ 2,248
Investing activities:					
Property, plant and equipment	(24)	—	(1,077)	—	(1,101)
Investments	(9)	(28)	(1,251)	—	(1,288)
Proceeds from dispositions	—	—	1,762	—	1,762
Net cash used in investing activities	(33)	(28)	(566)	—	(627)
Financing activities:					
Borrowings	973	—	67	—	1,040
Repayment of borrowings	(200)	—	(143)	—	(343)
Issuance of shares	—	3	1	—	4
Dividends paid	—	(318)	(48)	—	(366)
Purchase of subsidiary shares from noncontrolling interest	—	—	(38)	—	(38)
Other, net	—	—	18	—	18
Net cash provided by (used in) financing activities	773	(315)	(143)	—	315
Net increase (decrease) in cash and cash equivalents	2,204	—	(268)	—	1,936
Cash and cash equivalents, beginning of year	2,275	—	2,387	—	4,662
Exchange movement on opening cash balance	—	—	(58)	—	(58)
Cash and cash equivalents, end of year	$4,479	$ —	$ 2,061	$—	$ 6,540

See notes to supplemental guarantor information

Notes to Supplemental Guarantor Information

(1) Investments in the Company's subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company's investment account and earnings.

(2) The guarantees of NAI's senior public indebtedness constitute senior indebtedness of the Company, and rank pari passu with all present and future senior indebtedness of the Company. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of the Company differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of the Company.

ASX Corporate Governance Recommendations ("Recommendations")

Details of News Corporation's corporate governance procedures are described in News Corporation's Proxy Statement for its 2011 Annual Meeting of Stockholders, including under the heading "Corporate Governance Matters." News Corporation has followed the Recommendations during the reporting period, except that Mr. K. Rupert Murdoch serves as the Chairman and Chief Executive Officer of News Corporation. The Board of Directors (the "Board") has taken the view that it is in the best interests of News Corporation and its stockholders that Mr. K. Rupert Murdoch serve in such capacities. This view departs from Recommendations 2.2 and 2.3. In addition, three of News Corporation's directors, Messrs. Kenneth Cowley, Roderick Eddington and Andrew Knight, previously served as executives of subsidiaries of News Corporation. Although it has been several years since these directors were employed by News Corporation, there was not a period of at least three years between the time they ceased their employment and their appointment to the Board. In determining these directors' independence from News Corporation, the Board has considered these directors' prior employment with News Corporation, as well as their experience since ceasing to be executives of News Corporation, and has determined that they are independent in accordance with the NASDAQ Stock Market Rules. This information is provided as required by Recommendation 2.6.

Information on News Corporation's Common Stock

For a list of the beneficial ownership of both News Corporation's Class A Common Stock and Class B Common Stock as of August 22, 2011 for: (i) each person who is known by News Corporation to own beneficially more than 5% of the outstanding shares of Class B common stock; (ii) each member of the Board of Directors; (iii) each Named Executive Officer (as defined in Item 402(a)(3) of Regulation S-K) of News Corporation; and (iv) all Directors and executive officers of News Corporation as a group, please refer to News Corporation's Proxy Statement for its 2011 Annual Meeting of Stockholders under the heading "Security Ownership of News Corporation."

As of August 22, 2011, there were approximately 1,259 holders of record of Class B Common Stock and 44,190 holders of record of Class A Common Stock.

Each share of Class B Common Stock entitles the holder to one vote per share on all matters on which stockholders have the right to vote. Each share of Class A Common Stock does not have voting rights. However, holders of shares of Class A Common Stock do have the right to vote, together with holders of shares of Class B Common Stock in limited circumstances which are described in News Corporation's Restated Certificate of Incorporation.

Distribution of stockholding (includes CDIs)

The following information is provided as of August 22, 2011:

	Class B Common Stock	Class A Common Stock
1 – 1,000	29,023	49,419
1,001 – 5,000	6,798	2,459
5,001 – 10,000	686	307
10,001 – 100,000	464	214
100,001 – above	84	34

Based on the market price on August 22, 2011, there were approximately 2,423 holders holding less than a marketable parcel of Class B Common Stock and approximately 34,832 holders holding less than a marketable parcel of Class A Common Stock.

Top twenty stockholders as at August 22, 2011

The following information regarding the top twenty stockholders of record is based on information provided by News Corporation's transfer agent as of August 22, 2011.

Class B Common Stock

Cede & Co	530,801,809
Chess Depositary Nominees PTY Limited	265,787,594
Fayez Sarofim	1,085,440
Charles Wilson	59,240
Audrey Christine Cohen	26,160
Ann T. P. Allen-Stevens	25,384
Henry R. Marten	16,552
Julian R. Stow	14,896
Kenneth B. Ullman	14,589
David Hill	10,000
William A. Oneill, Alene J. Oneill TR-UA 04/01/03 Oneill Family Trust	10,000
Ernestina, Eric and Douglas Lipman Trust U.W. Mitchell Lipman	9,920
Jennifer Ann Thorpe	8,407
Shirley Coral Ruda	8,149
Beverley Cowdrey	7,583
Pao Lung Su	7,500
Paul Riordan	7,000
Margaret Mary Urquhart	6,760
Peter Dong-Guang Liu	6,197
Dr. Beng Hock Michael Khoo	6,048
	797,919,228

Class A Common Stock

Cede & Co	1,748,541,880
Chess Depositary Nominees PTY Limited	70,725,153
Ogier Employee Benefit Trustee Limited	1,223,207
Fayez Sarofim	542,720
Howard Arvey Trust 11/26/79	235,328
Barbara Grace Phillips	228,050
Brian C. Kelly	131,542
Laurey J. Barnett	63,878
Cruden Financial Services LLC	57,000
David Hill	43,000
Amerimark Bank	42,580
Morgan L. Miller	36,612
Nancy Bogyo Trust 01/22/94	35,880
Mary Kathleen Bromley	32,686
Dolores A. Sturm	32,058
Charles Wilson	29,620
Diane J. Frankel Living Trust 04/13/93	27,127
Apache Chief Theatre Co LLP	27,000
Exchange Account for Delisted Preferred Shares	23,350
George and Mildred Scher Trust 07/11/96	22,458
	1,822,101,129


Sky HD
sky
Herald Sun
MEL HITS JACKPOT
PAY DEAL SHOWDOWN
Homicide detectives probe missing girl's Facebook friends
TEEN'S SECRET
SPECIAL REPORT
W/ BRET BAIER
FOX
FOXSPORTS
DETROIT.COM

oration

KTXH	Houston, TX
KSAZ	Phoenix, AZ
KUTP	Phoenix, AZ
WTVT	Tampa Bay, FL
KMSP	Minneapolis, MN
WFTC	Minneapolis, MN
WRBW	Orlando, FL
WOFL	Orlando, FL
WUTB	Baltimore, MD
WHBQ	Memphis, TN
KTBC	Austin, TX
WOGX	Gainesville, FL

Australia and New Zealand
Premium Movie Partnership 20%

Direct Broadcast Satellite Television

Europe
SKY Italia
- Sky Sport
- Sky Calcio
- Sky Cinema
- Sky TG24
- Sky Uno
- Cielo

British Sky Broadcasting 39%
- Sky 1
- Sky Living
- Sky Atlantic
- Sky Arts
- Sky News
- Sky Movies
- Sky Sports
- Sky Sports News
- Challenge
- Pick TV

Sky Deutschland 49.9%
- Sky Cinema
- Sky Action
- Sky Comedy
- Sky Emotion
- Sky Nostalgie
- Sky Cinema Hits
- Sky Sport
- Sky Sport Austria
- Sky Fußball Bundesliga

Asia
Tata Sky Limited 30%

Australia and New Zealand
FOXTEL 25%
Sky Network Television Limited 44%

Publishing

United States
Dow Jones & Company, Inc.
- The Wall Street Journal
- Barron's
- Dow Jones Corporate Markets
- Dow Jones Financial Markets
- Dow Jones Newswires
- Dow Jones Private Markets
- Dow Jones Reprints Solutions
- Factiva
- MarketWatch
- Dow Jones Local Media Group
- SmartMoney

New York Post
Community Newspaper Group
The Daily

United States and Canada
News America Marketing Group
- In-Store
- FSI (SmartSource Magazine)
- SmartSource iGroup
- News Marketing Canada

United States, Canada, Europe, New Zealand and Australia
HarperCollins Publishers

Europe
The Times
The Sunday Times
The Sun
The Wall Street Journal Europe
eFinancialNews
The Times Literary Supplement

Australia
Almost 150 national, metropolitan, suburban, regional and Sunday titles, including the following:
- The Australian
- The Weekend Australian
- The Daily Telegraph
- The Sunday Telegraph
- Herald Sun
- Sunday Herald Sun
- The Courier-Mail
- Sunday Mail (Brisbane)
- The Advertiser
- Sunday Mail (Adelaide)
- The Mercury
- mX
- Sunday Tasmanian
- The Sunday Times
- Northern Territory News
- Sunday Territorian

Asia
The Wall Street Journal Asia
HarperCollins India 40%

Papua New Guinea
Post Courier 63%

Other

United States
News Corp Digital Media Group
- IGN Entertainment
  - UGO.com
  - 1UP.com
- AskMen

Wireless Generation
Hulu 32%

Europe
NDS 49%
BrandAlley UK 49%
News Outdoor Group 79%
News Corporation Stations Europe
Milkround.com

Australia and New Zealand
National Rugby League 50%
News Digital Media
Realestate.com.au 61%

News Corp

As of June 30, 2011

News Corporation is a diversified global media company, which principally consists of the following:

Cable Network Programming

United States
FOX News Channel
FOX Business Network
Fox Cable Networks
- FX
- Fox Movie Channel
- Fox Regional Sports Networks
- Fox Soccer Channel
- SPEED
- FUEL TV
- FSN
- Fox College Sports

Big Ten Network 51%
Fox Pan American Sports 33%
National Geographic Channel 70%
STATS 50%

Australia
Premier Media Group 50%

Latin America
LAPTV 55%
Telecine 13%
FOX Telecolombia 51%

India
STAR Plus
STAR Utsav
STAR One
STAR Gold
STAR World India
STAR Movies India
Channel [V] India
STAR Jalsha
STAR Pravah
Vijay 81%
Asianet 75%
Asianet Plus 75%
Suvarna 75%
Sitara 75%
STAR CJ Alive 50%
STAR News 26%
STAR Ananda 26%
STARMajha 26%
Hathway Cable and Datacom 17%
STAR DEN Media Services 50%

Taiwan
STAR Chinese Channel
STAR Chinese Movies
Channel [V] Taiwan

China
Xing Kong 47%
Channel [V] China 47%

Other Asian Interests
ESPN STAR Sports 50%
Phoenix Satellite Television 18%

Middle East & Africa
Rotana 15%
Farsi1 50%
Zemzemeh 50%

International
FOX International Channels
- Fox *Europe, Africa, Asia and Latin America*
- Fox Life *Europe, Asia and Latin America*
- FX *Europe, Africa, Asia and Latin America*
- Fox Crime *Europe and Asia*
- Fox Retro *Europe and Africa*
- Fox Next *Europe*
- Fox Sports *Europe, Africa and Latin America*
- VOYAGE *Europe*
- BabyTV *Europe, Asia and Latin America*
- UTILISIMA *Latin America*
- SPEED *Latin America*
- TVN *Asia*
- Fox Movies *Asia*
- Aquavision *Africa*

National Geographic International Channels 52%

Filmed Entertainment

United States
Fox Filmed Entertainment
- Twentieth Century Fox Film Corporation
- Fox 2000 Pictures
- Fox Searchlight Pictures
- Fox Music
- Twentieth Century Fox Home Entertainment
- Twentieth Century Fox Licensing and Merchandising
- Blue Sky Studios
- Twentieth Century Fox Television
- Fox Television Studios
- Twentieth Television

United States, Europe, Australia, New Zealand
Shine Limited
- Kudos
- Dragonfly
- Princess Productions
- Shine TV
- Reveille
- Metronome Film & Television
- Shine International
- Shine Australia
- Shine France
- Shine Germany

Television

United States
FOX Broadcasting Company
MyNetworkTV
FOXSports.com
Fox Television Stations

WNYW	New York, NY
WWOR	New York, NY
KTTV	Los Angeles, CA
KCOP	Los Angeles, CA
WFLD	Chicago, IL
WPWR	Chicago, IL
WTXF	Philadelphia, PA
KDFW	Dallas, TX
KDFI	Dallas, TX
WFXT	Boston, MA
WAGA	Atlanta, GA
WTTG	Washington, DC
WDCA	Washington, DC
WJBK	Detroit, MI
KRIV	Houston, TX

Global Energy Initiative

News Corporation is committed to minimizing its environmental impact, growing sustainably and inspiring others to take action. Through the Global Energy Initiative (GEI), the Company's comprehensive environmental sustainability program, News Corporation has measured its greenhouse gas emissions across all worldwide operations since 2007. This work is overseen by third-party experts at Clear Carbon by Deloitte and independently verified by Cventure LLC. In FY10, the Company's emissions totaled 584,332 metric tons of carbon dioxide equivalents.

As a result of rigorous and transparent measurement, improvements in operational efficiency, investments in renewable energy such as the landmark solar system at Dow Jones, and audience and employee engagement programs such as FOX's 'Green It. Mean It.' and News Limited's One Degree, News Corporation has saved millions of dollars across its operations and supply chain. Key third parties have recognized us as a leader within our industry and beyond. In 2010, the Company reached its target of becoming the first carbon neutral global media organization. To learn more about News Corporation's ongoing efforts, visit www.newscorp.com/energy.

GHG Emisssions by Source


Onsite Fuel 6%
Refrigerants <1%
Business Air Travel 8%
Transport Fuel 8%
Purchased Energy 78%

Emissions (metric tons CO_2e)*


800000
600000
400000
200000
0
FY06
FY07
FY08
FY09
FY10
Emissions displaced by green power purchases

*Reflects gross carbon emissions, excluding carbon credits.

Diversity

News Corporation understands the importance of valuing and serving a diverse marketplace. Different ethnicities, genders, cultures, sexual orientations and disability communities bring innovative viewpoints and merit to the creation of our content and products.

Integrating diversity and inclusion initiatives across the Company is essential to our business strategy and long-term success. News Corporation is working to establish measurable diversity objectives for each of our businesses in core areas, which will focus on:

- expanding diversity across our Company
- strengthening our partnerships with diverse national and local community organizations.
- increasing our procurement spend with minority and women-owned businesses
- entertaining and informing our audiences in a way that reflects and respects the world's diversity.

The diversity and inclusion objectives, and progress toward achieving them, will be assessed annually and continue to broaden to meet the larger needs of the Company's businesses.

Stock Performance

The following graph compares the cumulative total return to stockholders of a $100 investment in News Corporation's Class A Common Stock and Class B Common Stock for the five-year period from June 30, 2006 through June 30, 2011, with a similar investment in the Standard & Poor's 500 Stock Index and the market value weighted returns of a Peer Group Index and assumes reinvestment of dividends. Since December 29, 2008, News Corporation's Class A Common Stock and Class B Common Stock have been listed and traded on The NASDAQ Global Select Market, its principal market, under the symbols "NWSA" and "NWS", respectively. Prior to December 29, 2008, Class A Common Stock and Class B Common Stock were listed and traded on the New York Stock Exchange ("NYSE") under the symbols "NWS.A" and "NWS", respectively. The Peer Group Index, which consists of media and entertainment companies that represent News Corporation's competitors in the industry, includes The Walt Disney Company, Time Warner Inc., CBS Corporation Class B Common Stock and Viacom Inc. Class B Common Stock.

Cumulative Stockholder Return for Five-Year Period
Ended June 30, 2011


$175
$125
$75
$25
NWSA
NWS
S&P 500
Peer Group

	6/30/06	6/30/07	6/30/08	6/30/09	6/30/10	6/30/11
NWSA	$100	$ 111	$ 79	$ 49	$ 65	$ 97
NWS	$100	$ 114	$ 77	$ 54	$ 71	$ 93
S&P 500	$100	$ 121	$ 105	$ 77	$ 88	$ 116
Peer Group	$100	$ 120	$ 95	$ 69	$ 94	$ 131

Board of Directors

as of June 30, 2011

Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation

José María Aznar
President
Foundation for Social Studies and Analysis
Former President of Spain

Natalie Bancroft
Director, News Corporation

Peter L. Barnes
Chairman
Ansell Limited

Chase Carey
Deputy Chairman, President
and Chief Operating Officer
News Corporation

Kenneth E. Cowley
Chairman
R.M. Williams Holdings Pty Ltd

David F. DeVoe
Chief Financial Officer, News Corporation

Viet Dinh
Professor of Law
Georgetown University Law Center

Sir Roderick I. Eddington
Non-Executive Chairman
Australia and New Zealand, J.P. Morgan

Joel Klein
Executive Vice President and
Chief Executive Officer, Education Division
News Corporation

Andrew S.B. Knight
Director
News Corporation

James R. Murdoch
Deputy Chief Operating Officer
Chairman and CEO, International
News Corporation

Lachlan K. Murdoch
Executive Chairman
Illyria Pty Ltd

Thomas J. Perkins
Partner
Kleiner Perkins Caufield & Byers

Arthur M. Siskind
Senior Advisor to the Chairman
News Corporation

John L. Thornton
Professor and Director of Global Leadership
Tsinghua University School of Economics
and Management of Beijing

Stanley S. Shuman (Director Emeritus)
Managing Director
Allen & Company LLC

Executive Officers

as of June 30, 2011

Rupert Murdoch
Chairman and Chief Executive Officer

Chase Carey
Deputy Chairman, President and
Chief Operating Officer

James R. Murdoch
Deputy Chief Operating Officer
Chairman and CEO, International

David F. DeVoe
Chief Financial Officer

Roger Ailes
Chairman and Chief Executive Officer
FOX News Channel and FOX Business
Network

Chairman
Fox Television Stations and
Twentieth Television

Janet Nova
Interim Group General Counsel

Supplemental Information

Corporate Secretary
Laura A. Cleveland

Head Office
1211 Avenue of the Americas,
New York, NY 10036
Telephone 1 (212) 852 7000

Registered Office – U.S.
1209 Orange Street
Wilmington, DE 19801

Registered Office – Australia
2 Holt Street, Sydney, N.S.W.
Australia 2010

News Corporation is incorporated in Delaware, and is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act of Australia dealing with the acquisition of shares.
The acquisition of shares in News Corporation is subject to Delaware law and applicable United States securities laws.

Auditors
Ernst & Young LLP

Share Listings
Class A Common Stock and Class B Common Stock
The NASDAQ Global Select Market
Australian Stock Exchange Limited
The London Stock Exchange

Share Registers
Computershare Trust Company, N.A.
Shareholder Communications Department
250 Royall Street, Canton, MA 02021
Telephone 1 (877) 277 9781 (Toll free)
Telephone 1 (312) 360 5343 (Outside the U.S.)
web.queries@computershare.com or
www.computershare.com

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street, Adelaide,
S.A., Australia 5000
Telephone 1 300 556 239 (Within Australia)
Telephone 61 (3) 9415 4167 (Outside Australia)

Computershare Investor Services plc
The Pavilions, Bridgwater Road, Bristol,
BS13 8AE,
United Kingdom
Telephone 44 (870) 702 0002

Annual Report and Form 10-K Requests
United States:
1211 Avenue of Americas,
New York, NY 10036
Telephone 1 (212) 852 7059

Australia:
2 Holt Street, Surry Hills, NSW,
Australia 2010
Telephone 61 (2) 9288 3216

United Kingdom:
3 Thomas More Square,
London E98 1XY
United Kingdom
Telephone 44 (20) 7782 6000
Fax 44 (20) 7895 9020

For Further Information
www.newscorp.com/investor/information_request.html

News Corporation Notice of Meeting
A separate Notice of Meeting and Proxy Statement for News Corporation's 2011 Annual Meeting of Stockholders accompany this Annual Report.

The interactive version of the News Corporation 2011 Annual Report can be found at: www.newscorp.com



News Corporation

1211 Avenue of the Americas
New York, NY 10036
www.newscorp.com